UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 25, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐

This Form 6-K consists of the Third Quarter 2011 Report of UBS AG, which appears immediately following this page.

Third Quarter 2011 Report

Our financial results for
the third quarter of 2011.

Third Quarter 2011 Report
Dear shareholders,
For the third quarter of 2011, we delivered a net profit attributable to UBS shareholders of CHF 1,018 million with diluted earnings per share of CHF 0.27. This was achieved despite the impact of the unauthorized trading incident and was affected by significant volatility in global financial markets.
Towards the end of the quarter, the Board of Directors regretfully accepted the resignation of Oswald J. Grübel. He felt it was his duty to take full responsibility for the unauthorized trading incident and decided that it was in the best interests of the firm for him to stand down as Group Chief Executive Officer. On behalf of the Board, management and employees across the firm, we would like to express our gratitude to him for the outstanding contribution he has made to the firm. Following the resignation, the Board of Directors appointed Sergio P. Ermotti as Group Chief
Executive Officer on an interim basis, but with the full powers and authority commensurate with the position of Group Chief Executive Officer. Since then, we have worked closely together to ensure a seamless leadership transition that has allowed the firm’s day-to-day operations to continue as normal. Furthermore, we have moved swiftly and decisively to protect your interests and those of the firm in the wake of the unauthorized trading incident.
We remain well positioned to meet future challenges in a rapidly changing banking environment. Our financial, capital and funding positions are unquestionably sound, underpinning our future success. Today we are one of the best capitalized banks in the world. We have significantly improved the quality of our capital base over recent quarters and this quarter our shareholder’s

Third Quarter 2011 Report
equity increased by CHF 4.6 billion. Our Basel II tier 1 ratio remains one of the highest in the industry, improving further to 18.4% at the end of the quarter. Our conservative funding position is stable and comes from diversified sources, including our solid deposit base. With a focus on the banking environment of the future, we have continued to reduce our risk concentrations and to make our balance sheet more liquid and manageable. Although confidence levels in the banking industry as a whole remain subject to heightened concerns reflecting the eurozone debt crisis, our exposure to the sovereign debt of European countries not rated AAA/ Aaa by the major rating agencies is limited and not a serious cause for concern.
As we look to the future, our strategy centers on our leading global wealth management businesses in combination with a competitive and successful investment bank, the leading retail and corporate bank in Switzerland and a world-class asset management firm. We will continue to invest in growth areas, including the Asia-Pacific and Americas regions, the emerging markets and in our global wealth management franchise, and we will enhance further the alignment between our businesses. Our Investment Bank will continue acting as a valued partner to our institutional, corporate, sovereign and high and ultra high net worth clients. We are committed to the implementation of the Investment Bank’s client-centric strategy, concentrating on advisory, capital markets and client flow and solutions businesses. This strategy is designed to reduce complexity in the Investment Bank and is consistent with the industry’s changing capital requirements. It is also designed to ensure we deliver more reliable returns to our shareholders. We will provide more details on our strategy at our 2011 Investor Day.
During the third quarter we faced a distinct set of challenges. We, like many of you, were deeply disappointed by the unauthorized trading incident we discovered in September. We will both personally ensure that we address any institutional failings revealed by the ongoing independent investigations quickly and decisively. However, we will not let this incident define us, nor will we permit it to undermine the achievements we have made over recent years.
The quarter was characterized by a set of market conditions not seen since the height of the 2008 financial crisis. Sharp declines in all major equity indices, a widening of bank credit spreads and elevated levels of market volatility led to a spike in activity in late August, followed by a significant fall in activity as investors sought out safe haven investments and remained on the sidelines for the rest of the quarter. Consequently, client activity levels declined further from the already low levels seen in second quarter, leading to a reduction in overall revenues. These circumstances, as well as the CHF 1.8 billion trading income loss resulting from the unauthorized trading incident, led to a decline in Group revenues to CHF 6.4 billion compared with CHF 7.2 billion in the second quarter. Despite this, we achieved a Group pre-tax profit of CHF 980 million. The result also included an own credit gain of CHF 1.8 billion as our credit spreads widened and a gain of CHF 722 million in our Wealth Management and Retail & Corporate businesses following the sale of our strategic investment portfolio. On costs, we have taken a number of important steps in our previously announced CHF 2 billion cost reduction program, booking CHF 0.4 billion of restructuring charges in the quarter. Despite these charges, overall our expenses declined 2% to CHF 5.4 billion, primarily due to reduced personnel expenses.
Our employees continued to put our clients first and remained highly active during the quarter, enabling the majority of our businesses to deliver profit. Both wealth management businesses recorded net new money inflows, achieving a combined level broadly in line with the prior quarter. In our Wealth Management business, we achieved positive net new money, albeit at lower levels than in the second quarter. The deterioration in markets impacted the value of our invested assets, affecting earnings in our wealth management and other asset-gathering businesses. Wealth Management nevertheless delivered an increased profit of CHF 888 million, buoyed by gains from the abovementioned sale of the strategic investment portfolio which offset lower asset-based fees and lower transactional revenues. Wealth Management Americas continued to build on its performance track record in spite of the difficult environment, with net new money inflows increasing to CHF 4.0 billion from CHF 2.6 billion in the prior quarter. Our clients gave our financial advisors and our business a clear vote of confidence, as we recorded inflows from both new and existing financial advisors this quarter. The division delivered a profit of CHF 139 million, in line with the prior quarter. In US dollar terms, profits rose slightly compared with the second quarter. Our Retail & Corporate business also recorded a considerable rise in profits, to CHF 683 million, mainly due to gains on the abovementioned sale of the strategic investment portfolio. As a result of this, revenues increased significantly, but were partly offset by a CHF 73 million credit loss provision predominantly related to the effect of the strong Swiss franc on our Swiss corporate clients. Global Asset Management’s profit decreased to CHF 79 million as currency effects and lower market valuations reduced fee income. Overall, we recorded moderate net new money outflows, but we continued to see inflows from third parties. Our Investment Bank recorded a loss of CHF 650 million. The result includes the impact of the abovementioned loss related to the unauthorized trading incident and own credit gains. Adverse market conditions, the strong Swiss franc and seasonal factors all contributed to a reduction in revenues across most of our businesses. However, these conditions presented opportunities for our foreign exchange business, where revenues improved significantly as our trading desks executed well for our clients and the investments made in our electronic trading platform continued to bear fruit. Our rates business also recorded improved revenues this quarter.
Outlook – Prospects for global economic growth remain largely contingent on the satisfactory resolution of eurozone sovereign debt and banking industry concerns, as well as issues surrounding US economic growth, employment and the US Federal budget deficit. In the absence of such developments, current market conditions and trading activity are unlikely to improve materially, potentially creating headwinds for growth in revenues and net new money. Nevertheless, we will continue to leverage our unparalleled client franchise and competitive advantages in wealth management through closer alignment with a more focused Investment Bank. Implementation of the Investment Bank’s client-centric strategy will make the business less complex and more capital efficient and ensure it provides more reliable returns to our shareholders. Our financial, capital and funding positions remain solid and we believe the action we are taking now will strengthen the firm further, delivering improved value to our clients and shareholders. We have every reason to remain confident about our future.
25 October 2011
Yours sincerely,

Kaspar Villiger	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

Third Quarter 2011 Report
UBS key figures

	For the quarter ended			Year-to-date
CHF million, except where indicated	30.9.11	30.6.11	30.9.10	30.9.11	30.9.10

Group results

Operating income	6,412	7,171	6,658	21,926	24,853

Operating expenses	5,432	5,516	5,840	17,058	18,611

Operating profit from continuing operations before tax	980	1,654	818	4,868	6,242

Net profit attributable to UBS shareholders	1,018	1,015	1,664	3,840	5,871

Diluted earnings per share (CHF)[1]	0.27	0.26	0.43	1.00	1.53

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)				10.7	17.6

Return on risk-weighted assets, gross (%)				14.4	15.9

Return on assets, gross (%)				2.3	2.3

Growth

Net profit growth (%)[3]	0.3	(43.8)	(17.0)	(34.6)	N/A

Net new money (CHF billion)[4]	4.9	8.7	1.2	35.9	(21.4)

Efficiency

Cost / income ratio (%)	83.6	77.1	88.1	77.5	75.2

	As of
CHF million, except where indicated	30.9.11	30.6.11	31.12.10

Capital strength

BIS tier 1 ratio (%)[5]	18.4	18.1	17.8

FINMA leverage ratio (%)[5]	5.4	4.8	4.4

Balance sheet and capital management

Total assets	1,446,845	1,236,770	1,317,247

Equity attributable to UBS shareholders	51,817	47,263	46,820

Total book value per share (CHF)[5]	13.85	12.54	12.35

Tangible book value per share (CHF)[5]	11.34	10.19	9.76

BIS total ratio (%)[5]	20.0	19.5	20.4

BIS risk-weighted assets[5]	207,257	206,224	198,875

BIS tier 1 capital[5]	38,121	37,387	35,323

Additional information

Invested assets (CHF billion)	2,025	2,069	2,152

Personnel (full-time equivalents)	65,921	65,707	64,617

Market capitalization[6]	40,390	58,745	58,803

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   3 Not meaningful if either the current period or the comparison period is a loss period.   4 Excludes interest and dividend income.   5 Refer to the “Capital management” section of this report.   6 Refer to the appendix “UBS registered shares” of this report.

Corporate calendar
Publication of the fourth quarter of 2011 results
Tuesday, 7 February 2012
Publication of the Annual Report 2011
Thursday, 15 March 2012
Publication of the first quarter of 2012 results
Monday, 30 April 2012
Annual General Meeting
Thursday, 3 May 2012
Contacts
Switchboards
Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Investor Relations
Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax Zurich +41-44-234 3415
UBS AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland
sh-investorrelations@ubs.com
www.ubs.com/investors
Media Relations
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714
ubs-media-relations@ubs.com
New York +1-212-882 5857
mediarelations-ny@ubs.com
Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com
Shareholder Services
Hotline +41-44-235 6202
Fax (Zurich) +41-44-235 3154
UBS AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
US Transfer Agent
Calls from the US +866-541 9689
Calls outside the US +1-201-680 6578
Fax +1-201-680 4675
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310, USA
sh-relations@melloninvestor.com
www.melloninvestor.com
Imprint
Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com
Language: English | SAP-No. 80834E-1102
© UBS 2011. The key symbol and UBS are among the registered
and unregistered trademarks of UBS. All rights reserved.
Printed in Switzerland on chlorine-free paper with mineral
oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group

8	Recent developments
10	Group results

2.	UBS business divisions and Corporate Center

18	Wealth Management & Swiss Bank
24	Wealth Management Americas
27	Global Asset Management
32	Investment Bank
36	Corporate Center

3.	Risk and treasury management

40	Risk management and control
50	Balance sheet
52	Liquidity and funding
54	Capital management

4.	Financial information (unaudited)

61	Financial statements
67	Notes to the financial statements

Appendix

91	UBS registered shares
92	Information sources

Third Quarter 2011 Report
UBS and its businesses
We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and employ approximately 66,000 people. Under Swiss company law, we are organized as an Aktiengesellschaft (AG), a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.
Wealth Management & Swiss Bank
Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. Our Wealth Management business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our Retail & Corporate business unit provides individual and business clients with an array of banking services, such as deposits and lending, and maintains a leading position across its client segments in Switzerland.
Wealth Management Americas
Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. It includes the domestic US and Canadian businesses as well as international business booked in the US.
Global Asset Management
Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currency, hedge fund, real estate and infrastructure that can also be combined into multi-asset strategies. The fund services unit provides professional services including legal fund set-up, accounting and reporting for traditional investment funds and alternative funds.
Investment Bank
The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and commodities. It also provides advisory services and access to the world’s capital markets for corporate and institutional clients, sovereign and governmental bodies, financial intermediaries, alternative asset managers and private investors.
Corporate Center
The Corporate Center provides treasury services, and manages support and control functions for the business divisions and the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communications and branding, human resources, information technology, real estate, procurement, corporate development and service centers. It allocates most of the treasury income, operating expenses and personnel associated with these activities to the businesses based on capital and service consumption levels.

UBS Group

Management report

Recent developments
Recent developments
Change in leadership
On 24 September 2011, the UBS Board of Directors appointed Sergio P. Ermotti as Group CEO on an interim basis following the resignation of Oswald J. Grübel.
     The Board of Directors will continue the ongoing internal and external evaluation process to appoint a permanent Group CEO.
Cost reduction program
In July 2011, we announced a cost reduction program intended to align our cost base with changes in the market environment. As part of this program, in August we announced that we would reduce our headcount by approximately 3,500 and rationalize our real estate requirements. As a result, we expect to recognize restructuring charges totaling approximately CHF 550 million, of which CHF 394 million was recognized in the third quarter of 2011. Refer to the “Restructuring charges associated with our cost reduction program” table below for more information.
     The staff reductions announced in August included redundancies as well as natural attrition. The majority of affected employees were notified during the third quarter of 2011. Of the expected 3,500 staff reductions, approximately 45% will come from the Investment Bank, 35% from Wealth Management & Swiss Bank, 10% from Global Asset Management, and 10% from Wealth Management Americas. Few of the staff reductions occurred in the third quarter, so their impact on headcount figures and expenses will mainly affect future quarters.
     UBS will continue to be vigilant in managing its cost base while remaining committed to investing in growth areas.
Unauthorized trading incident
In the third quarter of 2011, the Investment Bank incurred a loss of CHF 1,951 million (USD 2,229 million) due to an unauthorized trading incident. Large stock index futures positions were offset in our systems with fictitious, forward-settling exchange-traded funds (ETF) positions. These fictitious ETF positions masked the risk related to the futures positions, and ultimately the substantial losses incurred on them. Our risk and operational systems did detect unauthorized or unexplained activity, but this was not sufficiently investigated nor was appropriate action taken to ensure that existing controls were enforced.
     The resulting loss adversely impacted the Group’s pre-tax profit for the quarter by CHF 1,849 million. The remainder of the loss, CHF 102 million, was a foreign currency translation loss recognized directly in equity (other comprehensive income) as a result of the fact that the activity took place in a foreign operation in a functional currency other than the Swiss franc.
     The unauthorized trading loss referred to above takes into account approximately CHF 25 million of gains arising in 2011 prior to the third quarter from the same unauthorized trading activity. No further financial adjustment is expected to be recognized as a result of this activity.
     A special committee of the Board of Directors has been established and is conducting an investigation of the unauthorized trading activity and its relation to the control environment. A second investigation is being carried out jointly by the Swiss Financial Market Supervisory Authority and the UK Financial Services Authority; they have retained KPMG for this purpose. We are cooperating fully with these investigations and are committed to addressing all findings to ensure that we have a risk management framework that better protects the firm and its shareholders.
Sale of our strategic investment portfolio
In the third quarter of 2011, we sold our strategic investment portfolio comprised of long-term fixed-interest-rate US Treasury securities with a face value of USD 9.4 billion and UK Government bonds with a face value of GBP 2.9 billion. The gain on sale

Restructuring charges associated with our cost reduction program

	Wealth Management & Swiss Bank		Wealth Management Americas	Global Asset Management	Investment Bank	Corporate Center	UBS
CHF million	Wealth Management	Retail & Corporate

For the quarter ended 30 September 2011

Personnel expenses	65	20	7	6	154	2	253

General and administrative expenses[1]	18	3	8	5	63	15	111

Depreciation of property and equipment[2]	2	1	5	1	22	0	31

Total[3]	85	24	19	12	238	16	394

1Reflecting onerous lease provisions. 2Reflecting the impairment of real estate assets. 3In addition to the restructuring charges associated with the cost reduction program, the third quarter of 2011 also included the reversal of prior restructuring related provisions of CHF 6 million in Wealth Management Americas. Including this, the third quarter of 2011 restructuring charges were CHF 387 million for UBS Group.

UBS Group
of CHF 722 million was recognized as other income. Of this gain, CHF 433 million was allocated to Wealth Management and CHF 289 million to Retail & Corporate.
     This portfolio was established in the fourth quarter of 2010 to hedge negative effects on the bank’s net interest income stemming from the prolonged period of very low interest rate yields. As the market yields of the positions were declining below targeted levels, we decided to close out these positions to realize gains. On an average basis per quarter in 2011, this portfolio accounted for around CHF 35 million of Wealth Management’s and CHF 23 million of Retail & Corporate’s net interest income.
è	Refer to the “Interest rate and currency management” section of the Annual Report 2010 for more information on our management of non-trading interest rate risk
Regulatory developments
Swiss parliament approves “Too-big-to-fail” law
In its 2011 autumn session, the Swiss parliament approved the legislation to address the too-big-to-fail (TBTF) issue in Switzerland, a revision of the Swiss banking law (Bankengesetz). Overall, the law is similar to the TBTF proposals from the Swiss Expert Commission, which were published in October 2010. Banks are required to produce an emergency plan which demonstrates how the systemically important functions for the Swiss economy can be maintained in case of impending insolvency. Compared with the Federal Council’s initial legislative proposal, submitted to the parliament in April 2011, a few changes were made to the law. In particular, a review clause was added to take international developments into account, and a clarification was made that a capital rebate must be granted to the banks if they improve their resolvability beyond the emergency plan.
     The ordinances of the Federal Council implementing the TBTF law will be available for consultation in the fourth quarter of 2011. Subject to determination by the Federal Council, the law is expected to become effective in the first quarter of 2012.
Developments in the international regulatory framework for large banks
In July 2011, the Basel Committee on Banking Supervision (BCBS) issued a consultative document setting out a methodology to identify global systemically important banks as well as a proposal for additional loss absorbency requirements for these institutions. These requirements are to be met with common equity tier 1 capital and range from 1% to 2.5% of RWA, depending on their systemic importance.
     Subsequently, the BCBS confirmed the proposed calibration of the surcharge.
     Together with the BCBS, the Financial Stability Board proposed measures to deal with the effective resolution of systemically important financial institutions (SIFI). These proposals comprise four components: i) strengthened national resolution regimes that give authorities a range of powers and tools, including statutory bail-in, to resolve SIFI in an orderly manner; ii) cross-border cooperation agreements that provide a basis for authorities to act collectively to resolve cross-border firms; iii) improved resolution planning by firms and authorities based on ex-ante resolvability assessments as well as on recovery and resolution plans; and iv) measures to remove obstacles to resolution arising from complex firm structures and business practices.
Swiss tax agreements with Germany and the United Kingdom
In August 2011, Switzerland initialed separate tax agreements with Germany and the UK. Under the agreements, persons resident in Germany and in the UK can retrospectively settle their taxes on existing banking relationships in Switzerland either by making a one-off tax payment or by disclosing their accounts. Future investment income and capital gains of persons resident in Germany and UK who bank in Switzerland, will be subject to a final withholding tax. The proceeds will be transferred by the Swiss authorities to the German and British authorities, respectively. The tax agreements were signed in September and October 2011, pending the approval of the respective parliaments, and if approved should come into force at the beginning of 2013.

Group results
Group results
Net profit attributable to UBS shareholders was CHF 1,018 million, compared with CHF 1,015 million in the second quarter of 2011. Pre-tax profit declined by CHF 674 million to CHF 980 million. This was mainly due to the loss of CHF 1,849 million related to the unauthorized trading incident, lower revenues in the Investment Bank, and restructuring charges of CHF 394 million. This was partly offset by an own credit gain of CHF 1,765 million and a gain of CHF 722 million on the sale of our strategic investment portfolio. We recorded a net income tax benefit of CHF 40 million, compared with a net income tax expense of CHF 377 million in the prior quarter. Net profit attributable to non-controlling interests declined to CHF 2 million from CHF 263 million.
Income statement

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Continuing operations

Interest income	4,372	4,880	4,620	(10)	(5)	13,830	14,281

Interest expense	(2,512)	(3,440)	(3,019)	(27)	(17)	(8,748)	(9,769)

Net interest income	1,861	1,440	1,601	29	16	5,082	4,512

Credit loss (expense) / recovery	(89)	16	30			(70)	98

Net interest income after credit loss expense	1,771	1,456	1,631	22	9	5,012	4,610

Net fee and commission income	3,557	3,879	3,978	(8)	(11)	11,676	12,716

Net trading income	(28)	1,724	868			3,900	6,687

Other income	1,111	112	180	892	517	1,339	840

Total operating income	6,412	7,171	6,658	(11)	(4)	21,926	24,853

Personnel expenses	3,758	3,925	3,977	(4)	(6)	12,090	13,143

General and administrative expenses	1,411	1,408	1,634	0	(14)	4,307	4,691

Depreciation of property and equipment	212	161	196	32	8	564	687

Amortization of intangible assets	51	22	33	132	55	97	91

Total operating expenses	5,432	5,516	5,840	(2)	(7)	17,058	18,611

Operating profit from continuing operations before tax	980	1,654	818	(41)	20	4,868	6,242

Tax expense / (benefit)	(40)	377	(825)		(95)	763	89

Net profit from continuing operations	1,019	1,277	1,643	(20)	(38)	4,105	6,153

Discontinued operations

Profit from discontinued operations before tax	0	0	0			0	2

Tax expense	0	0	0			0	0

Net profit from discontinued operations	0	0	0			0	2

Net profit	1,019	1,278	1,643	(20)	(38)	4,106	6,155

Net profit attributable to non-controlling interests	2	263	(21)	(99)		266	283

from continuing operations	2	262	(21)	(99)		266	282

from discontinued operations	0	0	0			0	1

Net profit attributable to UBS shareholders	1,018	1,015	1,664	0	(39)	3,840	5,871

from continuing operations	1,018	1,015	1,664	0	(39)	3,839	5,871

from discontinued operations	0	0	0			0	1

Comprehensive income

Total comprehensive income	4,181	1,065	1,791	293	133	6,217	7,162

Total comprehensive income attributable to non-controlling interests	89	380	839	(77)	(89)	575	860

Total comprehensive income attributable to UBS shareholders	4,092	685	952	497	330	5,642	6,302

UBS Group
Development of the Swiss franc during the third quarter of 2011
In the first half of the third quarter, the Swiss franc continued to strengthen against the US dollar, British pound and euro. However, during the second half of the quarter, the Swiss franc depreciated against these major currencies, supported by the intervention of the Swiss National Bank in early September, when it announced that it would no longer tolerate a euro exchange rate of less than CHF 1.20. By the end of the third quarter, the Swiss franc was trading against the euro in line with the end of the prior quarter, but had depreciated 8% against the US dollar and 5% against the British pound. Consequently, these currency movements had an increasing effect on quarter-end figures such as invested assets, balance sheet assets, risk-weighted assets and tier 1 capital. However, the Swiss franc was on average stronger during the third quarter than at the beginning and end of the quarter. This impacted average invested asset levels, reducing fee income and other revenue streams in foreign currencies in all business divisions. Our costs outside Switzerland were likewise on average reduced by the Swiss franc being stronger for most of the quarter.
è	Refer to “Note 18 Currency translation rates” in the “Financial information” section of this report for more information on foreign exchange rate developments
Performance: 3Q11 vs 2Q11
Profit from continuing operations before tax was CHF 980 million in the third quarter of 2011, down by CHF 674 million from CHF 1,654 million in the second quarter. This decline was mainly due to the loss of CHF 1,849 million related to the unauthorized trading incident in the Investment Bank, lower revenues in the Investment Bank reflecting a difficult economic environment, and restructuring charges of CHF 394 million associated with our cost reduction program. These decreases were partly offset by an own credit gain on financial liabilities designated at fair value of CHF 1,765 million and a gain on sale of CHF 722 million of our strategic investment portfolio.
Operating income: 3Q11 vs 2Q11
Total operating income was CHF 6,412 million, compared with CHF 7,171 million in the prior quarter. Operating income was mainly impacted by the loss of CHF 1,849 million from the unauthorized trading incident and a CHF 1,118 million reduction in Investment Bank revenues excluding the unauthorized trading incident. These decreases were partly offset by an own credit gain on financial liabilities designated at fair value of CHF 1,765 million and a gain on sale of CHF 722 million of our strategic investment portfolio.
Net interest and trading income
Net interest and trading income declined by CHF 1,331 million, mainly reflecting the loss from the unauthorized trading incident and revenue declines in our equities and fixed income, currencies and commodities businesses (FICC) within the Investment Bank.
     This was partly offset by an own credit gain on financial liabilities designated at fair value of CHF 1,765 million, primarily due to the widening of our credit spreads over the quarter. Credit spreads widened in the quarter for UBS, as for other major banks, reflecting market perception of increased credit risk. If spreads narrow again in a future period, we generally would report a loss on own credit for that period.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit
     Equities interest and trading revenues were lower across most businesses, most notably in the derivatives and equity-linked business, reflecting difficult trading conditions. FICC interest and trading revenues decreased in credit, primarily reflecting challenging trading conditions, resulting in mark-to-market losses on trading positions, and were also down in emerging markets.
     FICC trading revenues were also impacted by counterparty exposure management losses including increases in credit valuation adjustments, net of related hedges, on monoline credit exposures primarily relating to our residual risk positions, as well as hedge termination losses. Additionally during the quarter, we implemented a refinement to the valuation approach for a substantial portion of our collateralized derivatives in FICC, which resulted in a pre-tax loss of CHF 94 million. These decreases were partly offset by higher foreign exchange trading revenues and an increased debit valuation adjustment gain on our derivatives portfolio of CHF 393 million compared with CHF 78 million in the prior quarter, resulting from the widening of our credit default swap spreads.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section for more information on valuation curve changes

Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Net interest and trading income

Net interest income	1,861	1,440	1,601	29	16	5,082	4,512

Net trading income	(28)	1,724	868			3,900	6,687

Total net interest and trading income	1,833	3,164	2,469	(42)	(26)	8,982	11,198

Group results
Credit loss (expense) / recovery

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Wealth Management	0	2	3	(100)	(100)	10	3

Retail & Corporate	(81)	0	(7)			(88)	(12)

Wealth Management & Swiss Bank	(82)	2	(4)			(78)	(9)

Wealth Management Americas	(1)	(1)	0	0		(1)	0

Investment Bank	(6)	15	35			9	107

of which: related to reclassified securities[1]	9	17	15	(47)	(40)	35	(74)

of which: related to acquired securities	(19)	(4)	(2)	375	850	(29)	(14)

Corporate Center	0	0	0			(1)	0

Total	(89)	16	30			(70)	98

1 Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

     Net interest income in Wealth Management, Retail & Corporate and Wealth Management Americas rose modestly, to CHF 503 million, CHF 595 million and CHF 199 million, respectively. Net trading income in the Corporate Center declined, mainly as the third quarter included a loss of CHF 209 million on the valuation of our option to acquire the SNB StabFund’s equity compared with a valuation gain of CHF 13 million in the previous quarter.
è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity
Credit loss expense / recovery
We recorded a net credit loss expense of CHF 89 million in the third quarter of 2011, compared with a net credit loss recovery of CHF 16 million in the second quarter. In the third quarter, collective loan loss provisions were increased by CHF 73 million to CHF 128 million, mainly due to the increased credit risks arising predominantly from Swiss corporate clients that have become exposed to significant foreign currency related risk as a result of the impact of the strengthening Swiss franc on their financial position.
è	Refer to the “Risk management and control” section of this report for more information on credit risk
è	Refer to the discussion of “11) Allowance and provision for credit losses” in “Note 1 Summary of significant accounting policies” in our Annual Report 2010 for more information on collective loan loss provisions
Net fee and commission income
Net fee and commission income was CHF 3,557 million, down CHF 322 million, or 8% from CHF 3,879 million in the previous quarter.
     Underwriting fees were down CHF 132 million, or 37%, reflecting a market slowdown. Investment fund fees were down CHF 113 million, or 12%, impacted by lower levels of average invested assets as well as by reduced sales-based income. Portfolio management and advisory fees decreased by CHF 64 million, or 5%, due to lower levels of average invested assets. These declines were partly offset by an increase in net brokerage fees, which increased CHF 46 million, or 6%.
è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information
Other income
Other income was CHF 1,111 million in the third quarter, compared with CHF 112 million in the second quarter.
     In the third quarter, we sold our strategic investment portfolio comprised of long-term fixed-interest-rate US Treasury securities with a face value of USD 9.4 billion and UK Government bonds with a face value of GBP 2.9 billion. The gain on this sale was CHF 722 million, of which CHF 433 million was allocated to Wealth Management and CHF 289 million to Retail & Corporate.
è	Refer to the “Recent developments” section for more information on the sale of our strategic investment portfolio
     In the third quarter, we recorded gains of CHF 245 million from disposals of loans and receivables, compared with CHF 38 million in the second quarter. The third quarter gains were mainly due to the sale of collateralized loan obligations, which were reclassified from Trading portfolio assets to Loans and receivables in 2008. The gain in the third quarter recognized in other income in FICC was largely offset by the previously mentioned hedge termination losses related to monoline credit protection, which were recorded in net trading income, also in FICC.
     Third quarter other income also included a gain on the sale of a property in Switzerland of CHF 78 million, which was recorded in the Corporate Center.
è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information
Operating expenses: 3Q11 vs 2Q11
Operating expenses were down CHF 84 million, or 2%, to CHF 5,432 million from CHF 5,516 million in the second quarter and included CHF 394 million in restructuring charges related to our

UBS Group
cost reduction program, which was more than offset by reduced expenses for variable compensation, lower salary costs and lower non-personnel expenses (excluding restructuring charges), supported by favorable currency translation effects.
è	Refer to the “Recent developments” section of this report for details on our cost reduction program.
Personnel expenses
Personnel expenses were reduced by CHF 167 million, or 4%, to CHF 3,758 million, partly related to favorable currency translation effects. Third quarter expenses included CHF 253 million in personnel-related restructuring charges.
     Salaries and variable compensation decreased by CHF 153 million, or 6%, reflecting favorable currency translation effects, lower salary costs and reduced expenses for variable compensation. Expenses for variable compensation were CHF 775 million in the third quarter compared with CHF 867 million in the second quarter, and included a charge for amortization of prior years’ deferred compensation awards of CHF 467 million. Additionally, the third quarter included higher forfeiture credits related to share-based compensation. These declines were partly offset by restructuring charges.
     Social security expenses decreased CHF 34 million, or 18%, in line with the decline of salaries and variable compensation, partly offset by social security-related restructuring charges. Expenses for pension and other post-employment benefit plans increased CHF 22 million or 12%, mainly reflecting pension-related restructuring charges.
è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information
General and administrative expenses
General and administrative expenses were CHF 1,411 million in the third quarter, virtually unchanged from the second quarter. Third quarter expenses included real estate-related restructuring charges of CHF 111 million. This was largely offset by a decrease in expenses for litigation and regulatory matters of CHF 39 million, a reduction of CHF 20 million in charges for outsourcing of IT and other services, mostly related to the capitalization of computer software development costs, as well as decreased expenses for travel and entertainment. The levy imposed by the UK on bank liabilities, formally introduced in the third quarter of 2011, is expected to increase general and administrative expenses in the Investment Bank by approximately CHF 100 million in the fourth quarter of 2011. Third quarter results were not impacted by this levy.
è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information
Depreciation and amortization
Depreciation of property and equipment was CHF 212 million, an increase of CHF 51 million from the prior quarter, mainly due to restructuring charges of CHF 31 million for the impairment of real estate assets. Second quarter expenses were favorably impacted by a partial reversal of an impairment loss recognized initially in the fourth quarter of 2008.
     Amortization of intangible assets was CHF 51 million compared with CHF 22 million in the previous quarter, mainly due to the impairment of intangible assets related to a past acquisition in the UK.
Tax: 3Q11 vs 2Q11
UBS recognized a net income tax benefit in its income statement of CHF 40 million in the third quarter. This reflects Swiss deferred tax expenses of CHF 309 million with respect to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward to offset taxable profits for the quarter. Additionally, the Group recognized a tax benefit of CHF 131 million relating to the unauthorized trading incident and incurred a tax charge of CHF 184 million relating to remeasurement of the value of our Swiss deferred tax assets (reflecting updated profit forecast assumptions including the expected geographical mix). The net income tax benefit for the quarter also includes tax benefits of CHF 413 million arising from the write-up of deferred tax assets for US tax losses incurred in previous years, predominantly in the parent bank, UBS AG. We also incurred other current net tax expenses of CHF 11 million in respect of the taxable profits of Group entities.
     For the second quarter of 2011, we recognized a net income tax expense of CHF 377 million, mainly relating to the amortization of Swiss deferred tax assets.
     In the fourth quarter 2011, we expect the tax rate will be below 20%, reflecting an additional benefit representing the remaining quarter of the 2011 deferred tax assets re-measurement effects.
Net profit attributable to non-controlling interests: 3Q11 vs 2Q11
Net profit attributable to non-controlling interests was CHF 2 million in the third quarter compared with CHF 263 million in the prior quarter. In the second quarter, dividends of CHF 186 million were paid for preferred securities, for which no accrual was required to be established earlier, and an additional accrual of CHF 77 million was made for future dividend payments for preferred securities, triggered by the call of a hybrid tier 1 instrument. In the third quarter of 2011, no event triggering dividend obligations for preferred securities occurred and no dividends not previously accrued were paid on preferred securities.
Comprehensive income attributable to UBS shareholders: 3Q11 vs 2Q11
Comprehensive income attributable to UBS shareholders was CHF 4,092 million, including net profit attributable to UBS shareholders of CHF 1,018 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 3,074 million (net of tax).
     The third quarter OCI attributable to UBS shareholders included foreign currency translation gains of CHF 1,410 million, fair

Group results
value gains on financial investments available-for-sale of CHF 178 million, and fair value gains on interest rate swaps designated as cash flow hedges of CHF 1,486 million.
     Foreign currency translation gains were almost entirely related to the strengthening of the US dollar against the Swiss franc. This was partly offset by a foreign currency translation loss of CHF 102 million in connection with the unauthorized trading incident as the losses occurred in a UK-based business, which is considered part of an independent British pound operation for currency translation purposes. Fair value gains of net-fixed receiver interest rate swaps designated as cash flow hedges resulted mainly from declining long-term US dollar, British pound and euro interest rates.
     In the third quarter of 2011, we sold our strategic investment portfolio comprised of long-term fixed-interest-rate US Treasury securities with a face value of USD 9.4 billion and UK Government bonds with a face value of GBP 2.9 billion. These securities were recognized on our balance sheet as a financial investment available-for-sale. Declining market interest rates in the quarter resulted in an increase in fair values of CHF 937 million and other comprehensive income gains prior to disposal, offsetting unrealized losses of CHF 215 million recognized in OCI in prior periods. Upon sale, a realized gain of CHF 722 million was recognized in the income statement within other income, which reduced other comprehensive income accordingly.
     In the second quarter of 2011, comprehensive income attributable to UBS shareholders was a profit of CHF 685 million, including net profit attributable to UBS shareholders of CHF 1,015 million partially offset by negative OCI attributable to UBS shareholders of CHF 330 million (net of tax). OCI losses attributable to UBS shareholders were mainly due to foreign currency translation losses related to the strengthening of the Swiss franc against the US dollar, British pound and euro. This was partially offset by fair value gains on financial investments available-for-sale, and fair value gains on interest rate swaps designated as cash flow hedges.
è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to the “Recent developments” section of this report for more information on the sale of our strategic investment portfolio
Performance by reporting segment: 3Q11 vs 2Q11
The management discussion and analysis by division is provided in the “UBS business divisions and Corporate Center” section of this report.
Results: 9M11 vs 9M10
Net profit attributable to UBS shareholders was CHF 3,840 million, compared with CHF 5,871 million.
     Operating income decreased by CHF 2,927 million, mainly due to the loss from the unauthorized trading incident and lower trading revenues in our equities and FICC businesses. In addition, net fee and commission income declined as a result of lower average invested assets and reduced net brokerage and underwriting fees. Furthermore, we incurred a CHF 4 million valuation loss on our option to acquire the SNB StabFund’s equity in the first nine months of 2011, compared with a valuation gain of CHF 592 million in the first nine months of 2010. These decreases were partly offset by an own credit gain on financial liabilities designated at fair value in the first nine months of 2011, compared with a small loss for the comparable period in 2010, as well as the gain on the abovementioned sale of our strategic investment portfolio in 2011.
     Operating expenses decreased by CHF 1,553 million, mainly due to reduced expenses for variable compensation, lower salary costs and reduced other personnel expenses. Furthermore, costs decreased for occupancy and litigation and regulatory matters as well as across several other general and administrative categories. These decreases were partly offset by the restructuring charges related to our cost reduction program in 2011.
Invested assets development: 3Q11 vs 2Q11
Net new money
In Wealth Management, net new money inflows were CHF 3.8 billion compared with CHF 5.6 billion in the previous quarter, with continued net inflows in the Asia Pacific region and emerging markets,

Performance by reporting segment

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Wealth Management	888	672	492	32	80	2,205	1,846

Retail & Corporate	683	421	446	62	53	1,508	1,385

Wealth Management & Swiss Bank	1,571	1,094	938	44	67	3,713	3,231

Wealth Management Americas	139	140	(47)	(1)		391	(99)

Global Asset Management	79	108	114	(27)	(31)	310	368

Investment Bank	(650)	376	(406)		(60)	561	2,097

Corporate Center	(160)	(63)	219	(154)		(107)	644

Operating profit from continuing operations before tax	980	1,654	818	(41)	20	4,868	6,242

UBS Group
as well as globally from ultra high net worth clients. Our European onshore business reported net outflows, reflecting outflows of approximately CHF 1.5 billion related to the departure of client advisors who had joined our firm as part of a past acquisition in Germany. Excluding this, our European onshore business reported net inflows. Our European cross-border business recorded net outflows mainly from the cross-border business related to neighboring countries of Switzerland.
     Wealth Management Americas recorded net new money inflows of CHF 4.0 billion compared with CHF 2.6 billion in the second quarter, which was negatively affected by annual client income tax payments. Financial advisors employed with UBS for more than one year and net recruiting of financial advisors contributed to the improvement in net new money.
     Global Asset Management recorded net new money outflows of CHF 2.6 billion compared with net inflows of CHF 1.1 billion in the second quarter. Excluding money market flows, net new money outflows were CHF 1.2 billion compared with net inflows of CHF 3.5 billion in the second quarter, mainly reflecting decreased net inflows from third parties. Money market net outflows were CHF 1.3 billion compared with CHF 2.4 billion in the prior quarter.
è	Refer to the various discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information
Invested assets
Invested assets were CHF 2,025 billion as of 30 September 2011 compared with CHF 2,069 billion as of 30 June 2011. This decline was primarily attributable to negative market performance, partially offset by the depreciation of the Swiss franc.
è	Refer to the various discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information
Personnel: 3Q11 vs 2Q11
We employed 65,921 personnel as of 30 September 2011 compared with 65,707 personnel as of 30 June 2011.
è	Refer to the various discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information
è	Refer to the “Accounting and reporting structure changes” section of our first quarter 2011 financial report for more information on how the process of allocating Corporate Center personnel to the business divisions has been refined

Net new money1

	For the quarter ended			Year-to-date
CHF billion	30.9.11	30.6.11	30.9.10	30.9.11	30.9.10

Wealth Management	3.8	5.6	1.0	20.5	(12.1)

Wealth Management Americas	4.0	2.6	0.3	10.2	(9.5)

Global Asset Management	(2.6)	1.1	0.0	4.1	0.9

of which: money market flows	(1.3)	(2.4)	(3.8)	(5.3)	(7.6)

1 Excludes interest and dividend income.
Invested assets

	As of			% change from
CHF billion	30.9.11	30.6.11	30.9.10	30.6.11	30.9.10

Wealth Management	720	748	787	(4)	(9)

Retail & Corporate	130	134	133	(3)	(2)

Wealth Management & Swiss Bank	850	882	920	(4)	(8)

Wealth Management Americas	651	650	693	0	(6)

Traditional investments	450	466	492	(3)	(9)

of which: money market funds	87	84	99	4	(12)

Alternative and quantitative investments	31	33	36	(6)	(14)

Global real estate	38	36	37	6	3

Infrastructure and private equity[1]	5	1	1	400	400

Global Asset Management	524	536	567	(2)	(8)

Total	2,025	2,069	2,180	(2)	(7)

1 With effect from the third quarter of 2011, the infrastructure and private equity fund of funds businesses were transferred from alternative and quantitative investments to infrastructure. Following the transfer it was renamed infrastructure and private equity. As the amounts were not material, prior periods were not restated.

Group results
Personnel by reporting segment

	As of			% change from
Full-time equivalents	30.9.11	30.6.11	30.9.10	30.6.11	30.9.10

Wealth Management	16,244	16,110	15,534	1	5

Retail & Corporate	11,493	11,586	12,079	(1)	(5)

Wealth Management & Swiss Bank	27,736	27,696	27,613	0	0

Wealth Management Americas	16,246	16,240	16,308	0	0

Global Asset Management	3,785	3,789	3,461	0	9

Investment Bank	17,878	17,776	17,006	1	5

Corporate Center	276	206	194	34	42

Total	65,921	65,707	64,583	0	2

of which: Corporate Center personnel (before allocations)[1]	19,734	19,735	19,647	0	0

1 Please note that some of the figures in this table may differ from those originally published in quarterly and annual reports (for example adjustments following organizational changes).
Personnel by region

	As of			% change from
Full-time equivalents	30.9.11	30.6.11	30.9.10	30.6.11	30.9.10

Switzerland	23,590	23,551	23,357	0	1

UK	6,934	6,819	6,556	2	6

Rest of Europe	4,252	4,228	4,121	1	3

Middle East and Africa	157	154	139	2	13

USA	21,999	22,078	22,097	0	0

Rest of the Americas	1,189	1,192	1,141	0	4

Asia Pacific	7,801	7,684	7,172	2	9

Total	65,921	65,707	64,583	0	2

UBS business divisions and Corporate Center

Management report

Wealth Management & Swiss Bank
Wealth Management & Swiss Bank

Business division reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Net interest income	1,099	1,059	1,039	4	6	3,241	3,093

Net fee and commission income	1,279	1,476	1,453	(13)	(12)	4,293	4,665

Net trading income	378	287	202	32	87	925	670

Other income	722	16	36			747	72

Income	3,478	2,838	2,729	23	27	9,207	8,501

Credit loss (expense) / recovery	(82)	2	(4)			(78)	(9)

Total operating income[1]	3,396	2,840	2,725	20	25	9,129	8,492

Personnel expenses	1,259	1,217	1,194	3	5	3,761	3,586

General and administrative expenses	491	492	528	0	(7)	1,500	1,482

Services (to) / from other business divisions	(34)	(33)	(12)	(3)	(183)	(101)	(48)

Depreciation of property and equipment	78	69	67	13	16	222	226

Amortization of intangible assets	31	2	9		244	35	16

Total operating expenses[2]	1,825	1,747	1,787	4	2	5,416	5,262

Business division performance before tax	1,571	1,094	938	44	67	3,713	3,231

Key performance indicators[3]

Pre-tax profit growth (%)	43.6	4.3	(17.1)			14.9	15.4

Cost / income ratio (%)	52.5	61.6	65.5			58.8	61.9

Additional information

Average attributed equity (CHF billion)[4]	10.0	10.0	9.0	0	11

Return on attributed equity (RoaE) (%)						49.5	47.9

BIS risk-weighted assets (CHF billion)	41.5	40.6	45.1	2	(8)

Return on risk-weighted assets, gross (%)						29.1	24.0

Goodwill and intangible assets (CHF billion)	1.4	1.3	1.5	8	(7)

Invested assets (CHF billion)	850	882	920	(4)	(8)

Client assets (CHF billion)	1,681	1,774	1,798	(5)	(7)

Loans, gross (CHF billion)	210.8	207.3	201.9	2	4

Due to customers (CHF billion)	280.9	271.8	274.5	3	2

Personnel (full-time equivalents)	27,736	27,696	27,613	0	0

1 Includes revenues from the sale of our strategic investment portfolio in the third quarter of CHF 722 million. 2 Operating expenses in the third quarter included restructuring charges of CHF 109 million. Refer to the “Recent developments” section of this report for more information. 3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010. 4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions and Corporate Center
Wealth Management
Pre-tax profit was CHF 888 million in the third quarter of 2011, compared with CHF 672 million in the previous quarter. The quarter included CHF 433 million of realized gains on the sale of our strategic investment portfolio as well as CHF 85 million in restructuring charges associated with our cost reduction program. In addition, income was affected by seasonally lower client activity and adverse market conditions. The gross margin on invested assets excluding the effect of the sale of our strategic investment portfolio remained resilient at 97 basis points, and net new money inflows of CHF 3.8 billion were recorded in the quarter.

Business unit reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Net interest income	503	485	447	4	13	1,481	1,288

Net fee and commission income	988	1,175	1,164	(16)	(15)	3,407	3,771

Net trading income	272	209	145	30	88	662	493

Other income[1]	415	(4)	1			412	(2)

Income[1]	2,178	1,865	1,756	17	24	5,962	5,550

Credit loss (expense) / recovery	0	2	3	(100)	(100)	10	3

Total operating income[1]	2,178	1,867	1,759	17	24	5,972	5,554

Personnel expenses	846	800	793	6	7	2,509	2,371

General and administrative expenses	296	281	311	5	(5)	876	862

Services (to) / from other business divisions	72	75	119	(4)	(39)	225	338

Depreciation of property and equipment	44	37	36	19	22	122	120

Amortization of intangible assets	31	2	9		244	35	16

Total operating expenses[2]	1,290	1,194	1,267	8	2	3,767	3,708

Business unit performance before tax[1]	888	672	492	32	80	2,205	1,846

Key performance indicators[3]

Pre-tax profit growth (%)	32.1	4.2	(25.2)			19.4	14.9

Cost / income ratio (%)	59.2	64.0	72.2			63.2	66.8

Net new money (CHF billion)[4]	3.8	5.6	1.0			20.5	(12.1)

Gross margin on invested assets (bps)[5]	120	97	89	24	35	105	93

Swiss wealth management

Income[1]	450	384	374	17	20	1,235	1,158

Net new money (CHF billion)[4]	(0.1)	0.1	2.1			2.3	(0.3)

Invested assets (CHF billion)	124	132	137	(6)	(9)

Gross margin on invested assets (bps)	141	115	110	23	28	124	112

International wealth management

Income[1]	1,727	1,481	1,382	17	25	4,726	4,392

Net new money (CHF billion)[4]	3.9	5.5	(1.1)			18.2	(11.8)

Invested assets (CHF billion)	595	616	650	(3)	(8)

Gross margin on invested assets (bps)[5]	116	93	85	25	36	101	89

1 Includes revenues from the sale of our strategic investment portfolio in the third quarter: Wealth Management CHF 433 million, of which Swiss wealth management CHF 79 million, and International wealth management CHF 354 million.   2 Operating expenses in the third quarter included restructuring charges of CHF 85 million. Refer to the “Recent developments” section of this report for more information.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   4 Excludes interest and dividend income.   5 Excludes negative valuation adjustments on a property fund of CHF 27 million in the third quarter.

Wealth Management & Swiss Bank

Business unit reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Additional information

Average attributed equity (CHF billion)[1]	5.0	5.0	4.4	0	14

Return on attributed equity (RoaE) (%)						58.8	55.9

BIS risk-weighted assets (CHF billion)	16.7	16.4	17.4	2	(4)

Return on risk-weighted assets, gross (%)						47.6	41.3

Goodwill and intangible assets (CHF billion)	1.4	1.3	1.5	8	(7)

Invested assets (CHF billion)	720	748	787	(4)	(9)

Client assets (CHF billion)	847	891	945	(5)	(10)

Loans, gross (CHF billion)	74.2	71.2	66.8	4	11

Due to customers (CHF billion)	163.8	155.6	165.1	5	(1)

Personnel (full-time equivalents)	16,244	16,110	15,534	1	5

Client advisors (full-time equivalents)	4,252	4,203	4,148	1	3

1 Refer to the “Capital management” section of this report for more information about the equity attribution framework.
Results: 3Q11 vs 2Q11
Operating income
Total operating income was CHF 2,178 million compared with CHF 1,867 million. When adjusted for the sale of our strategic investment portfolio of long-term fixed-interest rate US Treasury securities and UK Government bonds, operating income decreased 7%, reflecting lower income resulting from seasonally lower client activity and unfavorable market conditions.
è	Refer to the “Recent developments” section of this report for more information on the sale of our strategic investment portfolio
Net interest income increased 4% to CHF 503 million, primarily reflecting higher treasury-related income, which compensated for ongoing low market interest rates leading to a decline in the yield of our replication portfolio.
è	Refer to the “Interest rate and currency management” section of our Annual Report 2010 for more information on our replication portfolios
Net fee and commission income decreased 16% to CHF 988 million, and was impacted by a decline in invested assets due to the strengthening of the Swiss franc in the first half of the quarter, as well as substantially weaker global equity markets and seasonally lower client activity. In addition, net fee and commission income was reduced by an adjustment of CHF 51 million from revenues related to our Investment Products & Services unit to net trading income. This includes a reclassification from previous quarters of CHF 40 million in order to better align the accounting treatment under the respective revenue-sharing agreements between the business divisions. Net trading income increased 30% to CHF 272 million, mainly reflecting the abovementioned revenue adjustment.
Other income was CHF 415 million due to the abovementioned CHF 433 million gain on the sale of our strategic investment portfolio, partially offset by a revaluation adjustment of CHF 27 million on a property fund.
Operating expenses
Operating expenses increased to CHF 1,290 million from CHF 1,194 million, mainly due to restructuring charges of CHF 85 million in association with our cost reduction program. When adjusted for restructuring expenses, operating expenses were broadly unchanged from the previous quarter.
Personnel expenses increased 6% to CHF 846 million and included CHF 65 million in restructuring charges. On an adjusted basis, personnel costs were down 2% compared with the previous quarter, impacted by the partial release of an accrual booked for untaken annual leave. General and administrative expenses increased to CHF 296 million from CHF 281 million, due to CHF 18 million of restructuring costs mainly related to real estate rationalization. When adjusted for restructuring expenses, general and administrative costs remained virtually unchanged from the second quarter. Charges for services from other business divisions were CHF 72 million, in line with the previous quarter.
Amortization of intangible assets increased to CHF 31 million from CHF 2 million in the prior quarter, mainly due to the impairment of intangible assets related to a past acquisition in the UK.
è	Refer to the “Recent developments” section of this report for more information on restructuring charges associated with our cost reduction program

UBS business divisions and Corporate Center
Invested assets development: 3Q11 vs 2Q11
Net new money
Net new money inflows were CHF 3.8 billion compared with CHF 5.6 billion in the previous quarter.
International wealth management reported net inflows of CHF 3.9 billion compared with CHF 5.5 billion in the prior quarter, with continued net inflows in the Asia-Pacific region and emerging markets, as well as globally from ultra high net worth clients. Our European onshore business reported net outflows, reflecting outflows of approximately CHF 1.5 billion related to the departure of client advisors who had joined our firm as part of a past acquisition in Germany. Excluding this, our European onshore business reported net inflows. Our European cross-border business recorded net outflows mainly from the cross-border business related to neighboring countries of Switzerland.
Swiss wealth management reported net new money outflows of CHF 0.1 billion in the third quarter.
Invested assets
Invested assets were CHF 720 billion on 30 September 2011, a decrease of CHF 28 billion from 30 June 2011. This decline was mainly due to a significant decrease in global equity markets during the quarter, partly offset by an ultimately positive net currency effect toward the end of the quarter and net new money inflows.
è	Refer to the discussion of “Development of the Swiss franc during the third quarter of 2011” in the “Group results” section of this report for more information
Gross margin on invested assets
The gross margin for the quarter was 120 basis points. When adjusted for the abovementioned sale of our strategic investment portfolio, it remained resilient at 97 basis points, reflecting 6% lower income compared with a 5% decline in average invested assets. Income was mainly affected by the adverse market environment and seasonally weaker client activity. This was partially compensated by an increase in interest income, which contributed 2 basis points to the gross margin. The gross margin computation excludes valuation adjustments on a property fund of CHF 27 million.
è	Refer to the “Recent developments” section of this report for more information on the sale of our strategic investment portfolio
Personnel: 3Q11 vs 2Q11
Wealth Management employed 16,244 personnel on 30 September 2011, compared with 16,110 on 30 June 2011.
Wealth Management continued to selectively hire client advisors, primarily in the Asia-Pacific region and the emerging markets. At the end of the third quarter, the number of client advisors was 4,252, up by 49 from the previous quarter.
Results: 9M11 vs 9M10
In the first nine months of 2011, the pre-tax profit was CHF 2,205 million. Adjusted for the abovementioned sale of our strategic investment portfolio in the third quarter of 2011, the pre-tax profit was CHF 1,772 million, down 4% from the first nine months of 2010, impacted by restructuring expenses associated with our cost reduction program.
Adjusted for the sale of our strategic investment portfolio, total operating income was almost unchanged at CHF 5,539 million. Net interest income increased 15%, mainly reflecting higher treasury-related income and higher lending volumes. This was partially offset by the strengthening of the Swiss franc, as well as lower margins resulting from low market interest rates.
Net fee and commission income declined 10% from the prior year. This was mainly the result of an approximate CHF 50 billion lower average invested asset base, primarily reflecting the strengthening of the Swiss franc. Trading income increased 34%, partially due to additional revenues from treasury-related activities and additional revenues based on a new revenue-sharing agreement related to our Investment Products & Services unit. Other income was CHF 412 million in the first nine months of 2011, due to the abovementioned sale of our strategic investment portfolio.
Operating expenses were up 2% compared with the prior year, due to the abovementioned restructuring expenses associated with our cost reduction program. When adjusted, operating expenses were down 1%. Personnel expenses increased 6% to CHF 2,509 million, reflecting an overall personnel increase of 5% as well as restructuring expenses. Non-personnel expenses were down 6% compared with the first nine months of 2010, primarily resulting from higher charges to other businesses related to services provided by the Investment Products & Services unit.

Wealth Management & Swiss Bank
Retail & Corporate
Pre-tax profit was CHF 683 million in the third quarter of 2011, compared with CHF 421 million in the previous quarter. The quarter included a CHF 289 million gain on the sale of our strategic investment portfolio, and CHF 24 million in restructuring charges associated with our cost reduction program. In addition, collective loan loss provisions increased by CHF 73 million, mainly due to the increased credit risks arising predominantly from Swiss corporate clients impacted by the strengthening Swiss franc. Excluding the sale of our strategic investment portfolio, the collective loan loss provision more than offset higher income and lower operating expenses.

Business unit reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Net interest income	595	575	592	3	1	1,760	1,805

Net fee and commission income	291	301	289	(3)	1	886	894

Net trading income	106	78	57	36	86	263	178

Other income	307	20	35		777	335	74

Income	1,300	973	973	34	34	3,245	2,951

Credit loss (expense) / recovery	(81)	0	(7)			(88)	(12)

Total operating income[1]	1,218	974	966	25	26	3,157	2,939

Personnel expenses	413	417	402	(1)	3	1,252	1,215

General and administrative expenses	194	211	217	(8)	(11)	624	619

Services (to) / from other business divisions	(106)	(107)	(130)	1	18	(327)	(385)

Depreciation of property and equipment	34	32	32	6	6	100	105

Amortization of intangible assets	0	0	0			0	0

Total operating expenses[2]	535	552	520	(3)	3	1,649	1,554

Business unit performance before tax[1]	683	421	446	62	53	1,508	1,385

Key performance indicators[3]

Pre-tax profit growth (%)	62.2	4.5	(5.7)			8.9	16.0

Cost / income ratio (%)	41.2	56.7	53.4			50.8	52.7

Impaired loans portfolio as a % of total loans portfolio, gross (%)[4]	0.7	0.8	0.9

Additional information

Average attributed equity (CHF billion)[5]	5.0	5.0	4.6	0	9

Return on attributed equity (RoaE) (%)						40.2	40.1

BIS risk-weighted assets (CHF billion)	24.8	24.2	27.7	2	(10)

Return on risk-weighted assets, gross (%)						17.0	13.4

Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0

Invested assets (CHF billion)	130	134	133	(3)	(2)

Client assets (CHF billion)	834	883	853	(6)	(2)

Loans, gross (CHF billion)	136.6	136.1	135.1	0	1

Due to customers (CHF billion)	117.0	116.2	109.4	1	7

Personnel (full-time equivalents)	11,493	11,586	12,079	(1)	(5)

1 Includes revenues from sale of our strategic investment portfolio in the third quarter of CHF 289 million   2 Operating expenses in the third quarter included restructuring charges of CHF 24 million. Refer to the “Recent developments” section of this report for more information.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   4 Refer to the “Risk management and control” section of this report for more information on impairment ratios.   5 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions and Corporate Center
Results: 3Q11 vs 2Q11
Operating income
Total operating income was CHF 1,218 million, up 25% from the prior quarter. Adjusted for the sale of our strategic investment portfolio of long-term fixed-interest rate US Treasury securities and UK Government bonds, operating income was down 5%, as a 4% growth in income was offset by significantly higher credit loss expenses.
è	Refer to the “Recent developments” section of this report for more information on the sale of our strategic investment portfolio
In the third quarter, credit loss expenses were CHF 81 million compared with a credit loss of zero in the second quarter of 2011. Collective loan loss provisions were increased by CHF 73 million to CHF 126 million, mainly due to the increased credit risks arising predominantly from Swiss corporate clients that have become exposed to significant foreign currency related risk as a result of the impact of the strengthening Swiss franc on their financial position.
è	Refer to the “Risk management and control” section of this report for more information on the collective loan loss provision booked in the third quarter
è	Refer to the discussion of “11) Allowance and provision for credit losses” in “Note 1 Summary of significant accounting policies” in our Annual Report 2010 for more information on collective loan loss provisions
      Net interest income was CHF 595 million, up 3% from the prior quarter due to an increase in treasury-related income. In addition, the growth in average loan and deposit volumes compensated for ongoing margin pressure resulting from low market interest rates.
      Net fee and commission income of CHF 291 million was 3% lower than the second quarter, mainly due to a significant decrease in the asset base at the beginning of the quarter as a result of weaker equity markets. Net trading income increased by CHF 28 million, or 36%, mainly as a result of a gain related to credit default swaps on certain loans as well as higher foreign exchange income linked to client trading activities. Other income was CHF 307 million due to the abovementioned sale of our strategic investment portfolio. Excluding this sale, other income was virtually unchanged from the previous quarter.
Operating expenses
Operating expenses decreased to CHF 535 million from CHF 552 million and included CHF 24 million of restructuring expenses associated with our cost reduction program. When adjusted for restructuring expenses, operating expenses were down 7% from the previous quarter.
     Personnel expenses were CHF 413 million compared with CHF 417 million in the prior quarter and included CHF 20 million of restructuring expenses. This decrease was mainly due to the partial release of an accrual booked for untaken annual leave and lower costs in the middle and back office functions. General and administrative expenses were CHF 194 million compared with CHF 211 million. This decline was impacted by lower provisions compared with the previous quarter. Charges for services to other business divisions were CHF 106 million and depreciation was CHF 34 million, both remained virtually unchanged from the prior quarter.
è	Refer to the “Recent developments” section of this report for more information on restructuring charges associated with our cost reduction program
Personnel: 3Q11 vs 2Q11
Retail & Corporate employed 11,493 personnel on 30 September 2011, compared with 11,586 on 30 June 2011, mainly reflecting staff reductions due to efficiency initiatives in non-client facing areas, partially offset by the intake of more than 100 apprentices.
Results: 9M11 vs 9M10
In the first nine months of 2011, the pre-tax profit was CHF 1,508 million. Adjusted for the abovementioned sale of our strategic investment portfolio, the pre-tax profit in the first nine months of 2011 was CHF 1,219 million, down from CHF 1,385 million in the first nine months of 2010. This decline was mainly due to the collective loan loss provision and restructuring expenses booked in the first nine months of 2011.
Total operating income increased to CHF 3,157 million from CHF 2,939 million. Adjusted for the abovementioned sale of our strategic investment portfolio, operating income in the first nine months of 2011 was CHF 2,868 million, down 2% from the first nine months of 2010. Net interest income decreased 2% from the prior period due to a strong decline of the deposit margin as a result of the adverse interest rate environment and ongoing competitive pressure, which more than offset volume growth. Net fee and commission income was CHF 886 million, slightly down from CHF 894 million in the first nine months of 2010. Net trading income increased to CHF 263 million from CHF 178 million, mainly reflecting higher treasury-related income and higher client activity. Other income was CHF 335 million compared with CHF 74 million in the first nine months of 2010, due to the abovementioned sale of our strategic investment portfolio.
Credit loss expenses were CHF 88 million in the first nine months of 2011 compared with CHF 12 million in the same period of 2010, due to the abovementioned CHF 73 million collective loan loss provision.
Operating expenses in the first nine months of 2011 were CHF 1,649 million compared with CHF 1,554 million in the prior period. Personnel expenses increased to CHF 1,252 million from CHF 1,215 million, primarily due to the restructuring expenses associated with our cost reduction program. Non-personnel expenses increased to CHF 397 million from CHF 339 million. This increase was mainly due to a refinement of internal cost allocations reflecting a review of service level agreements and allocations between Retail & Corporate, Wealth Management and other parts of the organization in the first half of 2011.

Wealth Management Americas
Wealth Management Americas
Pre-tax profit decreased 1% to CHF 139 million from CHF 140 million in the second quarter of 2011. In US dollar terms, the pre-tax profit rose slightly as higher operating income was almost entirely offset by higher operating expenses. The quarter was affected by equity market depreciation, lower client transaction activity, and the inclusion of restructuring charges of CHF 19 million associated with our cost reduction program. The quarter included gains of CHF 31 million on sales of financial investments held as available-for-sale, and a reclassification from other comprehensive income to interest income of CHF 20 million related to our available-for-sale portfolio. We reported net new money of CHF 4.0 billion compared with CHF 2.6 billion in the previous quarter.

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Net interest income	199	168	171	18	16	531	517

Net fee and commission income	951	988	1,001	(4)	(5)	2,988	3,178

Net trading income	108	101	146	7	(26)	327	444

Other income	37	28	20	32	85	80	46

Income	1,295	1,285	1,338	1	(3)	3,926	4,185

Credit loss (expense)/recovery	(1)	(1)	0	0		(1)	0

Total operating income	1,294	1,284	1,338	1	(3)	3,925	4,185

Personnel expenses	917	928	1,031	(1)	(11)	2,851	3,223

Financial advisor compensation[1]	478	473	498	1	(4)	1,457	1,552

Compensation commitments and advances related to recruited FAs[2]	129	131	148	(2)	(13)	394	458

Salaries and other personnel costs	311	324	385	(4)	(19)	1,000	1,213

General and administrative expenses	201	188	303	7	(34)	583	863

Services (to) / from other business divisions	(3)	(4)	3	25		(7)	(4)

Depreciation of property and equipment	27	20	33	35	(18)	73	159

Amortization of intangible assets	11	12	13	(8)	(15)	35	42

Total operating expenses[3]	1,154	1,144	1,384	1	(17)	3,534	4,283

Business division performance before tax	139	140	(47)	(1)		391	(99)

Key performance indicators[4]

Pre-tax profit growth (%)[5]	(0.7)	26.1	N/A			494.9	N/A

Cost / income ratio (%)	89.1	89.0	103.4			90.0	102.3

Net new money (CHF billion)[6]	4.0	2.6	0.3			10.2	(9.5)

Net new money including interest and dividend income (CHF billion)[7]	8.0	6.7	4.7			22.5	4.1

Gross margin on invested assets (bps)	80	76	77	5	4	78	80

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors (FA) and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.   2 Compensation commitments and advances related to recruited FA represents costs related to compensation commitments and advances granted to FA at the time of recruitment, which are subject to vesting requirements.  3 Operating expenses in the third quarter included restructuring charges of CHF 19 million associated with our cost reduction program. Refer to the “Recent developments” section of this report for more information.   4 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   5 Not meaningful if either the current period or the comparison period is a loss period.   6 Excludes interest and dividend income.   7 For purposes of comparison with US peers.

UBS business divisions and Corporate Center

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Additional information

Average attributed equity (CHF billion)[1]	8.0	8.0	8.0	0	0

Return on attributed equity (RoaE) (%)						6.5	(1.7)

BIS risk-weighted assets (CHF billion)	24.1	23.2	23.8	4	1

Return on risk-weighted assets, gross (%)						22.2	24.0

Goodwill and intangible assets (CHF billion)	3.6	3.3	3.9	9	(8)

Invested assets (CHF billion)	651	650	693	0	(6)

Client assets (CHF billion)	686	694	743	(1)	(8)

Loans, gross (CHF billion)	26.2	23.2	22.5	13	16

Due to customers (CHF billion)	35.5	32.0	36.7	11	(3)

of which: deposit accounts (CHF billion)	25.8	23.2	26.1	11	(1)

Personnel (full-time equivalents)	16,246	16,240	16,308	0	0

Financial advisors (full-time equivalents)	6,913	6,862	6,783	1	2

Business division reporting excluding PaineWebber acquisition costs[2]

Business division performance before tax	161	161	(20)	0		455	(14)

Cost/income ratio (%)	87.6	87.5	101.4			88.5	100.3

Average attributed equity (CHF billion)[1]	5.2	5.1	4.6	2	13

1 Refer to the “Capital management” section of this report for more information about the equity attribution framework.    2 Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.
Results: 3Q11 vs 2Q11
Operating income
Operating income increased 1% to CHF 1,294 million from CHF 1,284 million as a result of higher net interest and trading income as well as an increase in realized gains on the sale of securities held as available-for-sale. These effects were partly offset by lower transaction-based revenue resulting from lower client activity.
Net fee and commission income decreased 4%, primarily due to a 9% decline in transaction-based revenue, reflecting lower client activity in equities products. Recurring fees decreased 1%, but increased slightly in US dollar terms due to higher managed account and mutual fund fees, partly offset by lower fees from money market products. Net trading income increased 7%. Net interest income increased 18%, mainly due to an adjustment reclassifying CHF 20 million from other comprehensive income relating to mortgage-backed securities in our available-for-sale portfolio. The adjustment resulted from properly reflecting estimated future cash flows under the effective interest method, which gave rise to an increase in interest income and a decrease in unrealized gains in other comprehensive income. As the impact of the adjustment was not material, prior periods were not restated. This increase was also attributable to higher client balances in securities-based lending and mortgages, as well as higher yields on lending products. Other income increased by CHF 9 million, reflecting realized gains of CHF 31 million on sales of financial investments held in our available-for-sale portfolio compared with CHF 25 million in the prior quarter. These gains resulted from rebalancing the investment portfolio for risk adjustment purposes within the parameters of our investment policy. We will continue to manage the portfolio accordingly, which may result in realized gains or losses in the future.
Operating expenses
Total operating expenses increased 1% to CHF 1,154 million from CHF 1,144 million. The third quarter included restructuring charges of CHF 19 million associated with our cost reduction program, partly offset by a CHF 6 million reversal of prior restructuring-related provisions for branch offices. In addition, expenses increased due to higher financial advisor compensation and litigation provision charges.
è	Refer to the “Recent developments” section of this report for more information on restructuring charges associated with our cost reduction program
Personnel expenses decreased 1% to CHF 917 million from CHF 928 million. In US dollar terms, personnel expenses were flat compared with the prior quarter. Financial advisor compensation increased 1%, reflecting adjustments for deferred compensation plans and a reclassification of a portion of variable compensation to financial advisor compensation during the quarter. Expenses for compensation commitments and advances related to recruited

Wealth Management Americas
financial advisors declined 2%, but were flat in US dollar terms. Compensation advance balances related to the recruitment of financial advisors increased 10% to CHF 3,457 million at the end of the quarter, and were up 2% in US dollar terms. Salaries and other personnel costs decreased 4% reflecting lower salaries and benefits costs, as well as lower severance charges of CHF 7 million compared with CHF 11 million in the previous quarter, partly offset by higher variable compensation. Non-personnel expenses increased 10% to CHF 237 million from CHF 216 million. General and administrative costs increased 7% due to the inclusion of restructuring charges of CHF 8 million related to real estate associated with our cost reduction program as well as from an increase in litigation provision charges to CHF 25 million from CHF 21 million in the prior quarter. Depreciation expenses increased CHF 7 million due to the inclusion of restructuring charges of CHF 5 million associated with our cost reduction program, while the prior quarter included a partial reversal of an impairment loss recorded in prior years on shared services property.
Invested assets development: 3Q11 vs 2Q11
Net new money
Third quarter net new money was CHF 4.0 billion compared with CHF 2.6 billion in the second quarter, which was negatively affected by annual client income tax payments. Financial advisors employed with UBS for more than one year and net recruiting of financial advisors contributed to the improvement in net new money. Including interest and dividend income, net new money inflows were CHF 8.0 billion compared with inflows of CHF 6.7 billion in the prior quarter.
Invested assets
Invested assets increased by CHF 1 billion to CHF 651 billion on 30 September 2011, reflecting the effect of the US dollar strengthening against the Swiss franc and positive net new money, partly offset by negative market performance. In US dollar terms, invested assets decreased 8% from 30 June 2011. Managed account assets declined by CHF 2 billion to CHF 174 billion at the end of the third quarter, and decreased 9% in US dollar terms due to market depreciation. Managed account assets comprised 27% of total invested assets on 30 September 2011, unchanged from 30 June 2011.
è	Refer to the discussion of “Development of the Swiss franc during the third quarter of 2011” in the “Group results” section of this report for more information
Gross margin on invested assets
The gross margin on invested assets in Swiss franc terms increased by 4 basis points to 80 basis points, as income increased 1% compared with a 4% decline in average invested assets.
Personnel: 3Q11 vs 2Q11
Wealth Management Americas employed 16,246 personnel as of 30 September 2011, up by 6 from 30 June 2011. At the end of the third quarter, Wealth Management Americas employed 6,913 financial advisors, up by 51 from the previous quarter, reflecting the hiring of new and experienced financial advisors. The number of non-financial-advisor employees decreased by 45 to 9,333, mainly due to a reduction in the number of technology shared services personnel, partly offset by annual hiring of graduate trainees.
Results: 9M11 vs 9M10
Pre-tax performance improved significantly to a profit of CHF 391 million in the first nine months of 2011, from a pre-tax loss of CHF 99 million in the first nine months of 2010. The 2011 period included restructuring charges of CHF 19 million associated with our cost reduction program, partly offset by reversals of CHF 9 million in charges from prior periods, while the first nine months of 2010 included restructuring charges of CHF 167 million.
Operating income decreased 6% to CHF 3,925 million. In US dollar terms, operating income rose 13% due to higher asset-based fees, stronger transactional revenue and higher interest income resulting from increased securities-based lending volumes and mortgage balances. In addition, the first nine months of 2011 included realized gains of CHF 63 million on sales of financial investments held in our available-for-sale portfolio.
Operating expenses decreased 17% to CHF 3,534 million from CHF 4,283 million. The first nine months of 2011 included restructuring charges of CHF 7 million related to personnel reductions and CHF 12 million in real estate writedowns. This was partly offset by releases of prior charges of CHF 9 million. The first nine months of 2010 included restructuring charges of CHF 40 million related to personnel reductions and CHF 127 million in real estate writedowns. Operating expenses in US dollar terms decreased 1% due to lower litigation provision charges, restructuring charges, and depreciation expenses. These decreases were partially offset by higher financial advisor compensation resulting from revenue growth, as well as higher expenses for compensation commitments and advances related to the recruitment of financial advisors.

UBS business divisions and Corporate Center
Global Asset Management
Global Asset Management’s pre-tax profit in the third quarter of 2011 was CHF 79 million compared with CHF 108 million in the prior quarter, and included restructuring charges of CHF 12 million associated with our cost reduction program. Lower net management fees and performance fees were partly offset by lower expenses. Similar to the second quarter, the strong Swiss franc had a significant impact on profit.

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Net management fees[1]	392	428	462	(8)	(15)	1,264	1,448

Performance fees	7	16	12	(56)	(42)	76	69

Total operating income	399	444	473	(10)	(16)	1,340	1,517

Personnel expenses	218	236	248	(8)	(12)	713	824

General and administrative expenses	91	92	99	(1)	(8)	285	291

Services (to) / from other business divisions	0	(1)	1	100	(100)	(1)	(5)

Depreciation of property and equipment	9	8	10	13	(10)	28	32

Amortization of intangible assets	1	2	2	(50)	(50)	5	6

Total operating expenses[2]	321	337	359	(5)	(11)	1,030	1,149

Business division performance before tax	79	108	114	(27)	(31)	310	368

Key performance indicators[3]

Pre-tax profit growth (%)	(26.9)	(12.9)	(2.6)			(15.8)	139.0

Cost / income ratio (%)	80.5	75.9	75.9			76.9	75.7

Information by business line

Income

Traditional investments	242	284	300	(15)	(19)	827	956

Alternative and quantitative investments	47	50	58	(6)	(19)	185	214

Global real estate	61	65	65	(6)	(6)	187	183

Infrastructure and private equity[4]	11	4	3	175	267	18	10

Fund services	39	41	46	(5)	(15)	123	153

Total operating income	399	444	473	(10)	(16)	1,340	1,517

Gross margin on invested assets (bps)

Traditional investments	21	24	24	(13)	(13)	23	25

Alternative and quantitative investments	59	57	64	4	(8)	72	76

Global real estate	66	72	69	(8)	(4)	69	64

Infrastructure and private equity[4]	147	160	112	(8)	31	144	122

Total gross margin	30	32	33	(6)	(9)	33	35

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.   2 Operating expenses in the third quarter included restructuring charges of CHF 12 million. Refer to the “Recent developments” section of this report for more information.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   4 With effect from the third quarter of 2011, the infrastructure and private equity fund of funds businesses were transferred from alternative and quantitative investments to infrastructure. Following the transfer it was renamed infrastructure and private equity. As the amounts were not material, prior periods were not restated.

Global Asset Management

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Net new money (CHF billion)[1]

Traditional investments	(2.3)	0.8	(1.5)			2.2	2.0

Alternative and quantitative investments	(0.7)	(0.9)	1.9			0.2	(1.7)

Global real estate	0.4	0.6	(0.3)			1.2	0.4

Infrastructure and private equity[2]	0.1	0.5	0.0			0.6	0.1

Total net new money	(2.6)	1.1	0.0			4.1	0.9

Net new money excluding money market flows	(1.2)	3.5	3.9			9.5	8.4

of which: from third parties	1.5	5.7	3.0			11.7	13.5

of which: from UBS’s wealth management businesses	(2.8)	(2.2)	0.8			(2.2)	(5.0)

Money market flows	(1.3)	(2.4)	(3.8)			(5.3)	(7.6)

of which: from third parties	(0.8)	(0.9)	(1.6)			(0.9)	1.0

of which: from UBS’s wealth management businesses	(0.5)	(1.5)	(2.3)			(4.5)	(8.5)

Invested assets (CHF billion)

Traditional investments	450	466	492	(3)	(9)

of which: money market funds	87	84	99	4	(12)

Alternative and quantitative investments	31	33	36	(6)	(14)

Global real estate	38	36	37	6	3

Infrastructure and private equity[2]	5	1	1	400	400

Total invested assets	524	536	567	(2)	(8)

Assets under administration by fund services

Assets under administration (CHF billion)[3]	369	383	380	(4)	(3)

Net new assets under administration (CHF billion)[4]	(9.6)	(0.1)	(12.7)			(1.3)	(17.2)

Gross margin on assets under administration (bps)	4	4	5	0	(20)	4	5

Additional information

Average attributed equity (CHF billion)[5]	2.5	2.5	2.5	0	0

Return on attributed equity (RoaE) (%)						16.5	19.6

BIS risk-weighted assets (CHF billion)	3.7	3.5	3.7	6	0

Return on risk-weighted assets, gross (%)						50.6	55.7

Goodwill and intangible assets (CHF billion)	1.4	1.4	1.6	0	(13)

Personnel (full-time equivalents)	3,785	3,789	3,461	0	9

1 Excludes interest and dividend income.   2 With effect from the third quarter of 2011, the infrastructure and private equity fund of funds businesses were transferred from alternative and quantitative investments to infrastructure. Following the transfer it was renamed infrastructure and private equity. As the amounts were not material, prior periods were not restated.   3 This includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services.   4 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.   5 Refer to the “Capital management” section of this report for more information about the equity attribution framework.
Results: 3Q11 vs 2Q11
Operating income
Total operating income was CHF 399 million compared with CHF 444 million. Net management fees were lower due to both lower average market valuations and the Swiss franc being stronger for the majority of the quarter, as well as lower transaction fees in global real estate. Performance fees were down in alternative and quantitative investments due to challenging trading conditions during the quarter. Traditional investments also reported a decrease in performance fees.
Operating expenses
Total operating expenses, including CHF 12 million in restructuring charges associated with our cost reduction program, were CHF 321 million compared with CHF 337 million. Both the stronger Swiss franc for the majority of the quarter and the effects of ongoing cost reduction initiatives contributed to the decrease across most expense lines.
Personnel expenses, including CHF 6 million in restructuring charges, were lower at CHF 218 million compared with CHF 236 million, reflecting lower accruals for variable compensation. General and administrative expenses, including CHF 5 million in

UBS business divisions and Corporate Center

restructuring charges, were CHF 91 million compared with CHF 92 million, due to a combination of cost-saving measures, notably in advertising and travel expenses, and the stronger Swiss franc for the majority of the quarter.
è	Refer to the “Recent developments” section of this report for more information on restructuring charges associated with our cost reduction program
è	Refer to the discussion of “Development of the Swiss franc during the third quarter of 2011” in the “Group results” section of this report for more information
Invested assets development: 3Q11 vs 2Q11
Net new money
Excluding money market flows, net new money inflows from third parties were CHF 1.5 billion compared with inflows of CHF 5.7 billion in the second quarter. Net inflows were recorded in Asia Pacific, Switzerland and Europe, Middle East and Africa and net outflows in the Americas. Net outflows, excluding money market flows, from clients of UBS’s wealth management businesses were CHF 2.8 billion compared with net outflows of CHF 2.2 billion. The majority of these net outflows were recorded in booking center Switzerland as investors remained cautious in the volatile market environment and tended to move into cash and equivalents.
     Money market net outflows from third parties decreased to CHF 0.8 billion from outflows of CHF 0.9 billion, and money market net outflows from clients of UBS’s wealth management businesses decreased to CHF 0.5 billion from CHF 1.5 billion.
Invested assets
Invested assets were CHF 524 billion on 30 September 2011 compared with CHF 536 billion on 30 June 2011. Negative market movements and net new money outflows were partly offset by positive net currency effects towards the end of the quarter.
     On 30 September 2011, CHF 87 billion, or 17%, of the invested assets were money market assets. On a regional basis, 35% of invested assets related to clients serviced in Switzerland; 30% in the Americas; 19% in Europe, Middle East and Africa; and 16% in Asia Pacific.
Gross margin on invested assets
Total gross margin was 30 basis points compared with 32 basis points in the prior quarter, mainly as a result of lower performance and transaction fees.
Results by business line: 3Q11 vs 2Q11
Traditional investments
Revenues were CHF 242 million compared with CHF 284 million, primarily due to lower net management fees associated with both lower market valuations and the Swiss franc being stronger for the majority of the quarter. The gross margin declined to 21 basis points from 24 basis points.
     Excluding money market flows, net new money outflows were CHF 1.0 billion compared with net inflows of CHF 3.2 billion. Equities, which recorded net inflows in global and European equity indexed and net outflows mainly from US equities, recorded overall net outflows of CHF 0.4 billion compared with net inflows of CHF 0.7 billion in the prior quarter. Fixed income net inflows, excluding money market flows, were CHF 1.0 billion, mainly into global fixed income, compared with net inflows of CHF 2.5 billion. Multi-asset net outflows were CHF 1.6 billion, mainly from convertibles and global allocation mandates, compared with zero in the previous quarter.
     Invested assets were CHF 450 billion on 30 September 2011 compared with CHF 466 billion on 30 June 2011. By mandate type, CHF 131 billion of invested assets related to equities, CHF 132 billion to fixed income, CHF 87 billion to money markets and CHF 100 billion to multi-asset mandates (including CHF 7 billion of alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas).
Alternative and quantitative investments
Revenues were CHF 47 million compared with CHF 50 million, mainly due to lower performance fees and the transfer of infrastructure and private equity fund of funds businesses to the infrastructure and private equity investment area with effect from 1 July 2011. The gross margin increased to 59 basis points from 57 basis points mainly due to a lower average asset base.
     Net new money outflows were CHF 0.7 billion, mainly in multi-manager funds, compared with net outflows of CHF 0.9 billion.
     Invested assets were CHF 31 billion on 30 September 2011 compared with CHF 33 billion on 30 June 2011, the decrease was mainly due to the abovementioned business transfer.
Global real estate
Revenues were CHF 61 million compared with CHF 65 million, mainly due to lower transaction fees. The gross margin was 66 basis points compared with 72 basis points.
     Net new money inflows were CHF 0.4 billion, mostly into the main US strategies, compared with CHF 0.6 billion.
     Invested assets were CHF 38 billion on 30 September 2011 compared with CHF 36 billion on 30 June 2011.
Infrastructure and private equity
Revenues were CHF 11 million, compared with CHF 4 million in the second quarter. A one-time distribution fee from a co-investment in the UBS International Infrastructure Fund contributed to the increase in revenue, as did the transfer of infrastructure and private equity fund of funds businesses from alternative and quantitative investments with effect from 1 July 2011. As a result of this transfer, the name of this business line changed to infrastructure and private equity.
     Net new money inflows were CHF 0.1 billion compared with CHF 0.5 billion.

Global Asset Management

     Invested assets were CHF 5 billion on 30 September 2011 compared with CHF 1 billion on 30 June 2011, the increase was mainly due to the abovementioned business transfer.
Fund services
Revenues were CHF 39 million compared with CHF 41 million, mainly due to lower administrative fees associated with lower average assets under administration. The gross margin on assets under administration was 4 basis points, unchanged from the prior quarter.
     Net new assets under administration outflows were CHF 9.6 billion compared with outflows of CHF 0.1 billion. The flows consisted of CHF 5.2 billion net outflows from third party funds (compared with net inflows CHF 3.4 billion) and CHF 4.4 billion net outflows from UBS funds (compared with net outflows of CHF 3.5 billion).
     Total assets under administration were CHF 369 billion on 30 September 2011 compared with CHF 383 billion on 30 June 2011, resulting from lower market valuations and the net new assets under administration outflows.
Personnel: 3Q11 vs 2Q11
The number of personnel on 30 September 2011 was 3,785 compared with 3,789 on 30 June 2011.
Results: 9M11 vs 9M10
Pre-tax profit was CHF 310 million compared with CHF 368 million. Total operating income decreased to CHF 1,340 million from CHF 1,517 million, mainly due to the stronger Swiss franc and lower average market valuations. Traditional investments revenues were CHF 827 million compared with CHF 956 million, as management fees were impacted by the stronger Swiss franc and lower market valuations. Alternative and quantitative investments revenues were CHF 185 million compared with CHF 214 million, primarily due to lower performance fees and lower net management fees as a result of the stronger Swiss franc and also due to the transfer of infrastructure and private equity fund of funds businesses to the infrastructure and private equity investment area. Global real estate revenues were CHF 187 million, compared with CHF 183 million, mainly due to higher performance fees partially offset by lower net management fees. Infrastructure and private equity revenues were
CHF 18 million compared with CHF 10 million due to the business transfer from alternative and quantitative investments and a one-time distribution fee from a co-investment in the UBS International Infrastructure Fund. Fund services revenues decreased to CHF 123 million from CHF 153 million, mainly due to the stronger Swiss franc.
     Total operating expenses were lower at CHF 1,030 million compared with CHF 1,149 million, reflecting continued cost saving measures and the stronger Swiss franc.
Investment performance
In a market driven more by macro concerns than by bottom-up investment fundamentals, the majority of our key equities strategies performed below their benchmarks in the third quarter. Peer group averages indicate it was a generally difficult environment for active managers. Our long-term equities performance records remained strong and, over three and five years, a clear majority of equities strategies have outperformed their benchmarks.
     Fixed income also faced a challenging quarter as markets reacted particularly sharply to the macro developments in the eurozone and the US, creating a difficult environment for active managers. Following targeted portfolio repositioning, some strategies improved towards the end of the quarter but, overall, the key strategies ended the quarter below benchmark. Longer-term performance remained stronger.
     For global investment solutions’ multi-asset strategies, market allocation ranged from flat to positive and currency strategy contributed positively. The performance of underlying equity and fixed income strategies detracted such that multi-asset strategies finished the quarter below benchmark.
     Among alternative strategies (not shown in the key composites versus benchmark table), real estate strategies generally continued to perform well and direct infrastructure returns were in line with target levels. Infrastructure and private equity fund of funds performed well in the third quarter. Investment performance in alternative and quantitative investments was mixed and not sufficiently strong to generate significant performance fees.
     Investment performance versus peers, as represented by our broad range of UBS Swiss and Luxembourg-domiciled wholesale funds, is shown in the second table. Across all asset classes and on an asset-weighted basis, 48% of funds rank in the top two quartiles over one year and a robust 63% over both three and five years.

UBS business divisions and Corporate Center
Key composites versus benchmarks

The table shows investment performance versus benchmarks of key composites covering approximately 40% of Global Asset Management’s CHF 273 billion actively-managed invested assets in traditional investments on 30 September 2011. This figure excludes
CHF 87 billion in actively-managed money market funds, CHF 82 billion in passively-managed investments and CHF 81 billion in alternatives (including alternative and quantitative investments, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years

Equities

Global Equity Composite vs. MSCI World Equity (Free) Index	–	–	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	–	–	–	–

Pan European Equity Composite vs. MSCI Europe Free Index	–	–	+	+

Swiss Equity Composite vs. SPI (Total Return) Index	–	–	+	+

Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	+	+	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	–	–	+	+

Global Ex-US Growth Equity Composite vs. MSCI EAFE (Free) Index	–	–	–	–

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	+	+	+

Fixed income

Global Bond Composite vs. Citigroup World Government Bond Index	–	–	–	–

US Bond Composite vs. Barclays Capital U.S. Aggregate Index	–	+	–	–

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	–	–	+	+

CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	–	–	+	+

Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	–	–	+	+

Emerging Bond Composite vs. Emerging Markets Debt Index[1]	–	–	–	–

Global investment solutions

Global Securities Composite vs. Global Securities Markets Index[1]	–	–	–	–

1 Customized benchmark.
(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in USD terms; all others are in appropriate local currencies. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.
Collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss and Luxembourg-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The universe includes all actively-managed funds totaling CHF 81 billion on 30 September 2011. Money market funds and passively-managed funds are excluded.

		Annualized
Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years

Equities	52	54	60

Fixed income	41	67	86

Multi-asset	43	62	58

Real estate	80	80	19

Alternative	43	48	48

Total	48	63	63

Source: ThomsonReuters LIM (Lipper Investment Management) data analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e. above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

Investment Bank
Investment Bank
A pre-tax loss of CHF 650 million was recorded in the third quarter of 2011, compared with a pre-tax loss of CHF 406 million in the third quarter of 2010. The pre-tax loss, excluding an own credit gain of CHF 1,765 million and a loss relating to the unauthorized trading incident of CHF 1,849 million, was CHF 566 million compared with a loss, excluding the own credit gain, of CHF 19 million in the third quarter of 2010. This was due to lower revenues across all business areas in difficult market conditions and the strengthening of the Swiss franc. The third quarter included a restructuring charge of CHF 238 million associated with our cost reduction program.
Business division reporting

	As of or for the quarter ended				% change from		Year-to-date
		Excluding
		unauthorized
		trading incident
CHF million, except where indicated	30.9.11[1]	30.9.11[2]	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Investment banking	215		410	422	(48)	(49)	1,092	1,504

Advisory revenues	201		236	221	(15)	(9)	710	581

Capital market revenues	302		371	362	(19)	(17)	1,061	1,237

Equities	120		159	90	(25)	33	455	559

Fixed income, currencies and commodities	182		212	272	(14)	(33)	605	678

Other fee income and risk management	(288)		(197)	(161)	(46)	(79)	(679)	(314)

Securities	1,303		2,204	1,773	(41)	(27)	6,618	8,260

Equities (excluding the unauthorized trading incident)	630		1,054	904	(40)	(30)	2,994	3,524

Fixed income, currencies and commodities	673		1,150	869	(41)	(23)	3,624	4,736

Total income	1,518		2,615	2,194	(42)	(31)	7,710	9,764

Credit loss (expense) / recovery[3]	(6)		15	35			9	107

Total operating income excluding own credit and unauthorized trading incident	1,512		2,630	2,229	(43)	(32)	7,719	9,872

Own credit[4]	1,765		(25)	(387)			1,608	(39)

Total operating income excluding unauthorized trading incident	3,277	3,277					9,326

Unauthorized trading incident	(1,849)						(1,849)

Total operating income as reported	1,428		2,604	1,842	(45)	(22)	7,478	9,832

Personnel expenses	1,347		1,517	1,494	(11)	(10)	4,734	5,486

General and administrative expenses	610		620	676	(2)	(10)	1,864	1,967

Services (to) / from other business divisions	36		37	12	(3)	200	107	52

Depreciation of property and equipment	78		48	58	63	34	189	203

Amortization of intangible assets	7		7	8	0	(13)	22	26

Total operating expenses[5]	2,078	2,078	2,229	2,248	(7)	(8)	6,917	7,735

Business division performance before tax	(650)	1,199	376	(406)		(60)	561	2,097

Business division performance before tax excluding own credit	(2,415)	(566)	401	(19)			(1,047)	2,137

Key performance indicators[6]

Pre-tax profit growth (%)[7]	N/A	N/A	(55.0)	N/A			(73.2)	N/A

Cost / income ratio (%)	144.9	63.3	86.1	124.4			92.6	79.5

Return on attributed equity (RoaE) (%)							4.48 /10.4 [2]	11.3

Return on assets, gross (%)							1.18 /1.3 [2]	1.2

Average VaR (1-day, 95% confidence, 5 years of historical data)	113	51	75	58	51	95

1 Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, have been transferred from the Investment Bank to the Corporate Center in the third quarter. The impact on performance from continuing operations profit before tax is not material in the current or any prior period. Comparative prior periods have not been adjusted.    2 Excludes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement, and its risk-weighted assets impact of CHF 11.4 billion.   3 Includes credit loss (expense) / recovery on reclassified and acquired securities (3Q11: expense of CHF 10 million; 2Q11: recovery of CHF 13 million; and 3Q10: recovery of CHF 13 million).    4 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 30 September 2011 amounts to CHF 2.0 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information.   5 Operating expenses in the third quarter included restructuring charges of CHF 238 million. Refer to the “Recent developments” section of this report for more information.   6 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   7 Not meaningful if either the current period or the comparison period is a loss period.   8 Includes the impact from the unauthorized trading incident of CHF 1,849 million on an absolute basis.

UBS business divisions and Corporate Center
Business division reporting (continued)

	As of or for the quarter ended				% change from		Year-to-date
		Excluding
		unauthorized
		trading incident
CHF million, except where indicated	30.9.11[1]	30.9.11[2]	30.6.11	30.9.10	2Q11	3Q10	30.9.11		30.9.10

Additional information

Total assets (CHF billion)[3]	1,100.9		902.4	1,119.3	22	(2)

Average attributed equity (CHF billion)[4]	32.0		32.0	26.0	0	23

BIS risk-weighted assets (CHF billion)	127.4	116.0	129.7	126.2	(2)	1

Return on risk-weighted assets, gross (%)							8.45 /10.1	[2]	10.5

Goodwill and intangible assets (CHF billion)	3.1		2.8	3.3	11	(6)

Compensation ratio (%)	93.9		58.6	82.7			63.4		56.4

Impaired loans portfolio as a % of total loans portfolio, gross (%)[6]	5.8		6.3	5.0

Personnel (full-time equivalents)	17,878		17,776	17,006	1	5

1 Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, have been transferred from the Investment Bank to the Corporate Center in the third quarter. The impact on performance from continuing operations profit before tax is not material in the current or any prior period. Comparative prior periods have not been adjusted.   2 Excludes the impact from the unauthorized trading incident of CHF 1,849 million and its risk-weighted assets impact of CHF 11.4 billion.   3 Based on third-party view, i.e. without intercompany balances.   4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   5 Includes the impact from the unauthorized trading incident of CHF 1,849 million on an absolute basis.   6 Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 3Q11 vs 3Q10
Total operating income as reported
We reported a total operating income of CHF 1,428 million in the third quarter of 2011 compared with CHF 1,842 million in the third quarter of 2010. During the quarter, we incurred a loss from the unauthorized trading incident of CHF 1,849 million in the equities business area. Excluding this loss and an own credit gain of CHF 1,765 million in the third quarter of 2011, as well as an own credit loss of CHF 387 million in the third quarter of 2010, total operating income decreased 32% to CHF 1,512 million from CHF 2,229 million. In US dollar terms, after these exclusions, total operating income decreased 18%.
     Due to the nature of the loss from the unauthorized trading incident, we have excluded it from our operating income analysis by business area.
è	Refer to the “Recent developments” section of this report for more information about the unauthorized trading incident
Credit loss expense / recovery
Net credit loss expenses were CHF 6 million compared with a net credit loss recovery of CHF 35 million in the third quarter of 2010. As part of the Investment Bank’s ongoing risk reduction efforts, positions in student loan auction rate securities continued to be reduced. During the quarter some of these securities which were held as Loans and receivables, were sold at prices marginally below carrying values, resulting in small credit losses.
è	Refer to the “Risk management and control” section of this report for more information on credit risk
Own credit
An own credit gain on financial liabilities designated at fair value of CHF 1,765 million was recorded in the third quarter of 2011, primarily due to a widening of our credit spreads over the quarter. An own credit loss of CHF 387 million was recorded in the third quarter of 2010, primarily due to a tightening of our credit spreads.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit
Operating income by business area
In the first quarter of 2011, we implemented two structural changes in our business division related to commodities and risk management premiums. The changes were not material and therefore did not necessitate restatement at a divisional level. However, where relevant, we have made reference to them to aid explanation of the business area results.
è	Refer to the “Accounting and reporting structure changes” section of our first quarter of 2011 report for more information
     All three business areas were significantly impacted by the strengthening of the Swiss franc, as outlined in the comments below. Most of our revenues are generated in foreign currencies in major financial centers outside of Switzerland, such as New York and London.
è	Refer to “Note 18 Currency translation rates” in the “Financial information” section of this report for more information on foreign exchange rate developments
Investment banking
In the third quarter of 2011, total revenues were CHF 215 million compared with CHF 422 million. In US dollar terms, revenues decreased by 39%. This was primarily due to the abovementioned revised allocation of the risk management premiums. Combined

Investment Bank

advisory and capital markets revenues decreased 14% to CHF 503 million from CHF 583 million. In US dollar terms, combined revenues increased 4%.
Advisory revenues decreased 9% to CHF 201 million from CHF 221 million, however increased 9% in US dollar terms. Our market share increased slightly compared with the third quarter of 2010.
Capital market revenues were CHF 302 million compared with CHF 362 million. Equities capital market revenues increased to CHF 120 million from CHF 90 million. Our market share improved in an overall weaker market. Fixed income capital market revenues decreased 33% to CHF 182 million from CHF 272 million, due to reduced debt capital market activity with our market share in line with the third quarter of 2010.
Other fee income and risk management revenues were negative CHF 288 million compared with negative CHF 161 million. This was almost entirely due to the revised allocation of risk management premiums.
Securities
Securities revenues decreased 27% to CHF 1,303 million from CHF 1,773 million. In US dollar terms, revenues decreased 12%.
Equities
Equities revenues decreased 30% to CHF 630 million from CHF 904 million. In US dollar terms, revenues decreased 16%.
Cash revenues were CHF 291 million, down from CHF 369 million. While commission revenues and market share were broadly in line with the third quarter of 2010, trading revenues were impacted by volatile market conditions during the quarter.
Derivatives and equity-linked revenues were lower at CHF 99 million compared with CHF 268 million. While underlying client revenues were at similar levels to the third quarter of 2010, trading losses in difficult market conditions in Asia Pacific and Europe, the Middle East and Africa impacted revenues. This was partly offset by a stronger performance in the Americas. The equity-linked business was significantly affected by reduced valuations and volumes in both the primary and secondary markets.
In the prime services business, revenues decreased 7% to CHF 251 million from CHF 270 million. In US dollar terms, revenues increased 12%, with commission increases in the clearing business and improved securities lending revenues.
Other equities revenues, which included positive revenues from proprietary trading, were negative CHF 11 million compared with negative CHF 3 million.
Fixed income, currencies and commodities (FICC)
FICC revenues decreased 23% to CHF 673 million from CHF 869 million. In US dollar terms, revenues decreased 7%. A strong performance in the macro business, due to high market volatility and good client flows in foreign exchange, was more than offset by the impact of illiquid credit markets.
Credit revenues were negative CHF 156 million compared with positive CHF 587 million, as we actively reduced risk across all regions. Continued uncertainty surrounding the eurozone and the global economic outlook created very challenging trading conditions. This resulted in mark-to-market losses on trading positions. Reduced client activity impacted all credit businesses, particularly flow trading, in all regions. This more than offset positive contributions from corporate lending and structured credit.
In macro, revenues increased to CHF 668 million from CHF 291 million, with the foreign exchange business revenues more than doubling with increased volatility driving client activity and increased volume due to the enhancement of our electronic trading platform. The rates business also improved, with positive results in both derivatives and short-term interest rates. Additionally during the quarter, we automated the use of multiple overnight indexed swap curves in the underlying risk management systems that value a substantial portion of our collateralized derivatives. The valuation approach, which is also linked to the terms of the underlying collateral agreement (CSA) for the majority of our standard CSA exposure, represents an improvement in our estimate of fair value over the portfolio valuation adjustment approach previously employed. This change resulted in a pre-tax loss of CHF 96 million (total FICC CHF 94 million).
Emerging markets revenues were negative CHF 45 million compared with positive CHF 117 million. The downgrade of US government debt and the eurozone crisis triggered a decline in emerging market currencies versus the US dollar, increasing volatility and local market rate moves. This resulted in trading losses and reduced client activity, primarily in credit.
Other FICC revenues were positive CHF 206 million compared with negative CHF 127 million. The third quarter of 2011 included

UBS business divisions and Corporate Center

a debit valuation adjustments gain of CHF 393 million on our derivatives portfolio and a positive contribution from our commodities business. This was partly offset by counterparty exposure management losses, including increases in credit valuation adjustments, net of related hedges, on monoline credit exposures primarily relating to our residual risk positions. The third quarter of 2010 included CHF 0.2 billion of negative debit valuation adjustments and positive revenues from residual risk positions, partially offset by losses on hedge exposures.
Operating expenses
Total operating expenses decreased 8% to CHF 2,078 million from CHF 2,248 million. Operating expenses for the quarter included a total of CHF 238 million in restructuring charges associated with our cost reduction program. Excluding these charges, the total operating expenses decreased by 18% compared with the third quarter of 2010. In US dollar terms, excluding these restructuring charges, there was no significant change year on year. Personnel expenses were CHF 1,347 million compared with CHF 1,494 million, as lower variable compensation accruals were partly offset by restructuring charges of CHF 153 million. General and administrative expenses decreased to CHF 610 million from CHF 676 million, mainly due to lower provisions and IT charges, partly offset by restructuring charges of CHF 63 million.
è	Refer to the “Recent developments” section of this report for more information on restructuring charges associated with our cost reduction program
Personnel: 3Q11 vs 3Q10
The Investment Bank employed 17,878 personnel on 30 September 2011, an increase of 872 from 17,006 on 30 September 2010. As of the first quarter of 2011, a revised allocation methodology for Corporate Center personnel was implemented, resulting in 613 more personnel being allocated to the Investment Bank. Furthermore, the personnel increase includes new hires, partly offset by attrition and the transfer of approximately 280 personnel to Wealth Management & Swiss Bank, as part of forming the Investment Products & Services unit.
Results: 9M11 vs 9M10
In the first nine months of 2011, we recorded a pre-tax profit of CHF 561 million compared with CHF 2,097 million. Excluding the loss resulting from the unauthorized trading incident of CHF 1,849 million and an own credit gain of CHF 1,608 million in the first nine months of 2011 as well as an own credit loss of CHF 39 million in the first nine months of 2010, total operating income declined 22% to CHF 7,719 million from CHF 9,872 million. In US dollar terms, after these exclusions, total operating income decreased 6%.
è	Refer to “Note 18 Currency translation rates” in the “Financial information” section of this report for more information on foreign exchange rate developments
Net credit loss recovery was CHF 9 million compared with a recovery of CHF 107 million.
Revenues in investment banking declined to CHF 1,092 million from CHF 1,504 million. Combined advisory and capital markets revenues decreased 3% to CHF 1,771 million from CHF 1,818 million. In US dollar terms, combined revenues increased 17%. Advisory revenues increased as a result of several large transactions closing in the first half of 2011. This was more than offset by a decrease in capital market revenues and other fee income as well as by the change in allocation of and increase in risk management premiums.
Within securities, equities revenues decreased 15% to CHF 2,994 million from CHF 3,524 million, but increased 2% in US dollar terms. FICC business revenues decreased 23% to CHF 3,624 million from CHF 4,736 million, a decline of 8% in US dollar terms, mainly due to lower absolute earnings from credit flow trading business and residual risk positions.
Operating expenses decreased 11% to CHF 6,917 million from CHF 7,735 million. Excluding the restructuring costs of CHF 238 million associated with our cost reduction program, operating expenses decreased 14% compared with the first nine months of 2010, though this represented a 4% increase in US dollar terms. The decrease was mainly due to the strengthening of the Swiss franc and lower variable compensation accruals. Furthermore, the first nine months of 2010 included a one-time UK bank payroll tax charge of CHF 228 million.

Corporate Center
Corporate Center
The pre-tax result in the third quarter of 2011 was a pre-tax loss of CHF 160 million, compared with a loss of CHF 63 million in the previous quarter. This result was mainly due to a valuation loss of CHF 209 million on our option to acquire the SNB StabFund’s equity, which was partially offset by a gain on the sale of a property in Switzerland of CHF 78 million. The quarter included restructuring charges of CHF 16 million associated with our cost reduction program.

Corporate Center reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.11[1]	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Income	(105)	(2)	280			56	827

Credit loss (expense) / recovery	0	0	0			(1)	0

Total operating income	(105)	(2)	280			55	827

Personnel expenses	16	28	10	(43)	60	31	24

General and administrative expenses	19	16	28	19	(32)	76	87

Services (to) / from other business divisions	1	0	(4)			2	4

Depreciation of property and equipment	19	15	27	27	(30)	52	67

Amortization of intangible assets	0	0	0			0	0

Total operating expenses[2]	55	61	61	(10)	(10)	162	183

Performance from continuing operations before tax	(160)	(63)	219	(154)		(107)	644

Performance from discontinued operations before tax	0	0	0			0	2

Performance before tax	(160)	(63)	219	(154)		(106)	646

Additional information[3]

BIS risk-weighted assets (CHF billion)	10.5	9.3	9.5	13	11

Personnel before allocations (full-time equivalents)	19,734	19,735	19,647	0	0

Allocations to business divisions (full-time equivalents)	(19,458)	(19,529)	(19,453)	0	0

Personnel after allocations (full-time equivalents)	276	206	194	34	42

Corporate Center expenses before service allocation to business divisions[3]

Personnel expenses	881	955	964	(8)	(9)	2,809	2,960

General and administrative expenses	858	795	858	8	0	2,499	2,569

Depreciation of property and equipment	204	154	175	32	17	541	602

Total operating expenses before service allocation to business divisions	1,943	1,904	1,997	2	(3)	5,849	6,131

Net allocations to business divisions	(1,889)	(1,844)	(1,936)	(2)	2	(5,688)	(5,948)

Total operating expenses	55	61	61	(10)	(10)	162	183

1 Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, have been transferred from the Investment Bank to the Corporate Center in the third quarter. The impact on performance from continuing operations profit before tax is not material in the current or any prior period. Comparative prior periods have not been adjusted.    2 Operating expenses in the third quarter included restructuring charges of CHF 16 million. Refer to the “Recent developments” section of this report for more information.    3 Please note that some of the figures in this table may differ from those originally published in quarterly and annual reports (for example adjustments following organizational changes).

UBS business divisions and Corporate Center

Results: 3Q11 vs. 2Q11
Operating income
The Corporate Center’s operating income was negative CHF 105 million in the third quarter of 2011, compared with negative CHF 2 million in the prior quarter. The valuation of our option to acquire the SNB StabFund’s equity resulted in a loss of CHF 209 million in the current quarter, reflecting the decrease of mark-to-market values of the assets in the fund, compared with a gain of CHF 13 million in the second quarter of 2011.
è	Refer to the “Non-trading portfolios – valuation and sensitivity information by instrument category” section in the “Risk management and control” section of this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity
This loss was partially offset by a gain on the sale of a property in Switzerland of CHF 78 million. Further, treasury income remaining in the Corporate Center after allocations to the business divisions amounted to a gain of CHF 35 million in the third quarter of 2011, compared with a gain of CHF 12 million in the prior quarter.
Operating expenses
On a gross basis before service allocations to the business divisions, the Corporate Center reported operating expenses of CHF 1,943 million, up from CHF 1,904 million in the prior quarter. The increase resulted from the restructuring charges detailed below.
Personnel expenses decreased 8% to CHF 881 million, mainly reflecting lower accruals for variable compensation. In addition, the third quarter was affected by personnel-related restructuring expenses of CHF 45 million associated with our cost reduction program, while the second quarter included a slightly lower amount of severance costs from personnel reductions in Group Technology.
General and administrative expenses increased 8%, or CHF 63 million to CHF 858 million. The consolidation of our real estate portfolio as part of our cost reduction program resulted in restructuring provisions of CHF 111 million, partially offset by a value added tax provision release of CHF 31 million.
Depreciation expenses increased by CHF 50 million, as the third quarter included charges related to our cost reduction program of CHF 31 million, and the previous quarter included the reversal of an impairment loss.
è	Refer to the “Recent developments” section of this report for more information on restructuring charges associated with our cost reduction program
The business divisions were charged net CHF 1,889 million for shared services, an increase of CHF 45 million from the prior quarter. This increase reflected the abovementioned restructuring charges in general and administrative expenses as well as in depreciation expenses, partially offset by reduced personnel expenses. Total operating expenses remaining after allocations to the business divisions were CHF 55 million, compared with CHF 61 million in the prior quarter. These expenses were mainly related to operating expenses for Group governance functions and other corporate items.
Personnel
At the end of the third quarter, the Corporate Center employed 19,734 personnel, of which 19,458 were allocated to the business divisions based on the services used. The remaining 276 personnel related to Group governance functions and other corporate items. This quarter included the transfer of 55 personnel of the management team of the SNB StabFund from the Investment Bank to the Corporate Center.
Results: 9M11 vs. 9M10
The pre-tax result from continuing operations was a loss of CHF 107 million in the first nine months of 2011, compared with a gain of CHF 644 million in the first nine months of 2010, due to lower operating income.
Operating income decreased by CHF 772 million. We incurred a CHF 4 million valuation loss on our option to acquire the SNB StabFund’s equity in the first nine months of 2011, compared with a valuation gain of CHF 592 million in the first nine months of 2010. Group Treasury income remaining in the Corporate Center after allocations to the business divisions in the first nine months of 2011 was CHF 33 million, down by CHF 107 million from the same period last year. Furthermore, the first nine months of 2011 included a gain of CHF 78 million from the sale of a property in Switzerland, while the same period one year earlier included a CHF 180 million gain from the sale of investments in associates owning office space in New York.
Costs before allocations to the business divisions were reduced 5% to CHF 5,849 million in the first nine months of 2011 from CHF 6,131 million in the first nine months of 2010.

Risk and treasury
management
Management report

Risk management and control
Risk management and control
Our core risk profile remained largely unchanged during the quarter. In light of volatile markets, we adopted a more cautious approach to risk-taking, particularly within the Investment Bank. This is reflected by the decrease in value-at-risk to CHF 41 million from CHF 64 million in the prior quarter. Residual risk exposures in the Investment Bank were further reduced following the commutation of monoline insurance, the sales of the underlying assets and reductions in our student loan auction rate securities portfolio. Our exposure to European countries not rated AAA / Aaa by the major rating agencies remains limited in proportion to the depth and liquidity of those markets.
Our risk management and control framework is described in the “Risk and treasury management” section of our Annual Report 2010, including details on how we define, measure and manage credit, market and operational risks as well as risk concentrations.
Credit risk
The tables in this section provide an update on our credit risk exposures on 30 September 2011, including details of our allowances and provisions for credit losses and the composition and credit quality of our key banking products portfolios in Wealth Management & Swiss Bank, and of counterparty exposures booked within the Investment Bank from banking products and over-the-counter (OTC) derivative contracts.
è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in the third quarter
Gross banking products and impairments
The credit risk exposures reported in the table “Allowances and provisions for credit losses” represent the International Financial Reporting Standards (IFRS) balance sheet view of our gross banking products portfolio. This comprises the balance sheet line items Balances with central banks, Due from banks and Loans as well as the off-balance sheet items Guarantees and Loan commitments. The table also shows the IFRS reported allowances and provisions for credit losses and impaired exposure.
     Our gross loan exposure was largely unchanged during the quarter and was CHF 267 billion on 30 September 2011 compared with CHF 266 billion on 30 June 2011. Our gross impaired loan portfolio, including reclassified and acquired securities, was CHF 2.8 billion at the end of the third quarter, compared with CHF 3.5 billion at the end of the prior quarter. The ratio of the impaired loan portfolio to total gross loan portfolio improved to 1.1% on 30 September 2011 from 1.3% on 30 June 2011, mainly due to sales of impaired student loan auction rate securities. Excluding securities, the ratio decreased to 0.7% in the third quarter of 2011.
     The total gross loan portfolio in the Investment Bank was CHF 30 billion on 30 September 2011, down from CHF 35 billion on 30 June 2011. Included within this amount is CHF 1.2 billion of assets held at amortized costs on which protection was purchased from monoline insurers. The decrease of CHF 3.8 billion relative to 30 June 2011 was due to commutations of the protection and sales of the underlying assets.
     The Investment Bank’s gross impaired loan portfolio excluding securities decreased to CHF 669 million on 30 September 2011, from CHF 697 million on 30 June 2011.
     In Wealth Management & Swiss Bank, the gross loan portfolio increased by CHF 3 billion to CHF 211 billion on 30 September 2011. The corresponding gross impaired loan exposure decreased to CHF 1.1 billion on 30 September 2011.

Risk and treasury management
Allowances and provisions for credit losses

					Allowances and
					provisions for credit		Estimated liquidation
CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[1]		losses[2]		proceeds of collateral		Impairment ratio (%)

As of	30.9.11	30.6.11	30.9.11	30.6.11	30.9.11	30.6.11	30.9.11	30.6.11	30.9.11	30.6.11

Group

Balances with central banks	77,804	11,674							0.0	0.0

Due from banks	25,466	21,432	9	17	12	20			0.0	0.1

Loans	267,035	265,521	2,843	3,451	886	945	1,336	1,810	1.1	1.3

of which: related to reclassified securities[3]	5,919	10,198	829	1,120	152	169	697	971	14.0	11.0

of which: related to acquired securities	6,961	8,164	249	387	55	56	212	349	3.6	4.7

of which: related to other loans	254,155	247,159	1,765	1,944	679	720	427	490	0.7	0.8

Guarantees	17,216	15,586	84	92	85	87	1	5	0.5	0.6

Loan commitments	62,323	57,892	101	124	10	10	1	7	0.2	0.2

Banking products	449,845	372,103	3,037	3,685	993	1,062	1,338	1,822	0.7	1.0

Investment Bank

Balances with central banks	56,964	9,849							0.0	0.0

Due from banks	20,080	15,468							0.0	0.0

Loans	29,944	34,926	1,747	2,204	274	288	1,082	1,491	5.8	6.3

of which: related to reclassified securities[3]	5,919	10,198	829	1,120	152	169	697	971	14.0	11.0

of which: related to acquired securities	6,961	8,164	249	387	55	56	212	349	3.6	4.7

of which: related to other loans	17,064	16,564	669	697	67	63	173	171	3.9	4.2

Guarantees	5,330	4,667	55	54	58	58			1.0	1.2

Loan commitments	54,418	49,913	98	94	2	2			0.2	0.2

Banking products	166,735	114,823	1,900	2,353	335	348	1,082	1,491	1.1	2.0

Wealth Management & Swiss Bank

Balances with central banks	2,229	542							0.0	0.0

Due from banks	3,214	3,716	9	17	12	20			0.3	0.5

Loans	210,762	207,292	1,095	1,246	611	657	254	319	0.5	0.6

Guarantees	11,370	10,435	29	38	26	25	1	5	0.3	0.4

Loan commitments	6,869	6,720	3	30	8	8	1	7	0.0	0.4

Banking products	234,444	228,706	1,136	1,331	657	710	256	330	0.5	0.6

Wealth Management

Balances with central banks	1,596	397							0.0	0.0

Due from banks	535	465							0.0	0.0

Loans	74,154	71,156	103	116	101	105	7	15	0.1	0.2

Guarantees	2,611	2,215							0.0	0.0

Loan commitments	1,018	953							0.0	0.0

Banking products	79,913	75,186	103	116	101	105	7	15	0.1	0.2

Retail & Corporate

Balances with central banks	634	145							0.0	0.0

Due from banks	2,679	3,251	9	17	12	20			0.3	0.5

Loans	136,608	136,136	992	1,130	510	551	247	304	0.7	0.8

Guarantees	8,759	8,220	29	38	26	25	1	5	0.3	0.5

Loan commitments	5,851	5,767	3	30	8	8	1	7	0.0	0.5

Banking products	154,530	153,520	1,033	1,215	556	604	249	316	0.7	0.8

1 Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.   2 Excludes CHF 128 million in collective loan loss provision (30.6.11: CHF 54 million).   3 Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

Risk management and control

Wealth Management & Swiss Bank – loan portfolio
The table “Wealth Management & Swiss Bank: composition of loan portfolio, gross” outlines the composition of the loan portfolio for Wealth Management & Swiss Bank shown in the “Allowances and provisions for credit losses” table.
The composition of Wealth Management & Swiss Bank’s loan portfolio was materially unchanged over the quarter. On 30 September 2011, 93% of the portfolio was secured by collateral. Approximately 51% of the unsecured loan portfolio was rated investment grade based on our internal ratings, and 58% of the unsecured portfolio was related to cash flow-based lending to corporate counterparties. In addition, 28% of our unsecured loans related to lending to public authorities, mainly in Switzerland.
In the third quarter, collective loan loss provisions were increased by CHF 73 million to CHF 126 million, mainly due to the increased credit risks arising predominantly from Swiss corporate clients that have become exposed to significant foreign currency related risk as a result of the impact of the strengthening Swiss franc on their financial position.
Investment Bank – banking products and OTC derivatives exposure
The table “Investment Bank: banking products and OTC derivatives exposure” shows the Investment Bank’s banking products (loans, guarantees and loan commitments) and OTC derivatives portfolios, gross and net of allowances, provisions, credit valuation adjustments (CVA) and credit hedges. Further breakdowns are provided within the table “Investment Bank: distribution of net banking products exposures across UBS-Internal ratings and loss given default (LGD) buckets”.
The net banking products exposure after credit hedges increased to CHF 54 billion on 30 September 2011 from CHF 46 billion on 30 June 2011. This increase was largely due to changes in foreign exchange rates. Approximately 63% of our net banking products exposures after the application of credit hedges are classified as investment grade based on our internal ratings. The vast majority of the sub-investment grade exposures have an estimated loss given default of 0–50% taking into account both the characteristics of the counterparty and any credit mitigation such as collateral held.
Included in the Investment Bank’s total net banking products exposure is our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management, Inc. The outstanding balance of the loan, taking into account the amounts held in escrow, was USD 4.9 billion on
30 September 2011, compared with USD 5.1 billion on 30 June 2011. Developments during the third quarter have not altered our conclusion that the loan is not impaired.
è	Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on our loan to the RMBS Opportunities Master Fund, LP
Exposure to student loan auction rate securities
We continue to regard our inventory of student loan ARS as a “risk concentration”. The overall exposure decreased to USD 7.1 billion on 30 September 2011 from USD 9.5 billion on 30 June 2011 following sales during the quarter. Overall, we reported net credit loss expenses of USD 22 million (CHF 21 million) in the third quarter due to writedowns from sales.
Approximately 72% of the collateral underlying the remaining student loan ARS inventory is currently backed by Federal Family Education Loan Program guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan ARS positions are held as Loans and receivables and are subject to a quarterly impairment test that includes a review of performance reports for each issuing trust.
è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in the third quarter
è	Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on risk concentrations
Exposure to monoline insurers
We continue to regard our exposure to monoline insurers as a “risk concentration”. The vast majority of this exposure arises from OTC derivative contracts, mainly credit default swap (CDS) protection purchased to hedge specific positions. The table “Exposure to monoline insurers, by rating” shows the CDS protection purchased from monoline insurers to hedge specific positions. Exposure to monoline insurers is calculated as the sum of the fair values of individual CDS after CVA.
We commuted the majority of the monoline wrapped collateralized loan obligations (CLO) negative basis trades, reducing CLO exposure insured by monolines by approximately USD 6.4 billion in notional terms and disposed of the underlying assets. This significant reduction in the exposure to monoline insurers in the quarter was offset by the continued deterioration in market sentiment, which led to an increase in the fair value of the remaining CDS as well as the overall CVA as credit spreads widened.

Wealth Management & Swiss Bank: composition of loan portfolio, gross

CHF million, except where indicated	30.9.11		30.6.11

Secured by residential property	124,587	59.1%	123,706	59.7%

Secured by commercial / industrial property	21,620	10.3%	21,400	10.3%

Secured by securities	48,707	23.1%	46,584	22.5%

Unsecured loans	15,848	7.5%	15,601	7.5%

Total loans, gross	210,762	100.0%	207,292	100.0%

Total loans, net of allowances and credit hedges	209,878		206,524

Risk and treasury management
Investment Bank: banking products and OTC derivatives exposure1

CHF million	Banking products		OTC derivatives

	30.9.11	30.6.11	30.9.11	30.6.11

Total exposure, before deduction of allowances and provisions, CVA and hedges	77,791	71,049	51,550	35,176

Less: allowances, provisions and CVA	(89)	(89)	(3,012)	(1,728)

Less: credit protection bought (credit default swaps, notional)	(23,606)	(24,887)	(5,578)	(3,828)

Net exposure after allowances and provisions, CVA and hedges	54,096	46,073	42,960	29,620

1 Banking products: risk view, excludes balances with central banks, due from banks, reclassified and acquired securities and internal risk adjustments; OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.
Investment Bank: distribution of net banking products exposure, across UBS-internal rating and loss given default (LGD) buckets

CHF million, except where indicated			30.9.11						30.6.11
				LGD buckets				Weighted		Weighted
	Moody’s Investor	Standard & Poor’s						average		average
UBS-internal rating	Services equivalent	equivalent	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)

Investment grade	Aaa to Baa3	AAA to BBB–	33,938	9,799	16,988	3,383	3,769	41	24,549	41

Sub-investment grade			20,158	7,819	9,079	1,945	1,315	35	21,524	36

of which: 6–9	Ba1 to Ba3	BB+ to BB–	9,790	3,309	4,316	1,385	780	39	11,722	39

of which: 10–12	B1 to B3	B+ to B–	9,680	3,962	4,677	506	535	32	9,018	32

of which: 13 & defaulted	Caa & lower	CCC & lower	688	548	85	54	0	22	784	31

Net banking products exposure, after application of credit hedges[1]			54,096	17,617	26,067	5,328	5,084	39	46,073	39

1 Banking products: risk view, excludes balances with central banks, due from banks, reclassified and acquired securities and internal risk adjustments; OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.
Student loan ARS inventory

	Carrying value
USD million	30.9.11	30.6.11

US student loan ARS[1]	7,141	9,512

of which rated BB– and above	5,680	7,988

of which rated below BB–	1,461	1,523

1 Includes USD 3.9 billion (CHF 3.5 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.
Exposure to monoline insurers, by rating1

	30.9.11
			Fair value		Fair value
			of CDS prior		of CDS
		Fair value of	to credit	Credit	after credit
	Notional	underlying	valuation	valuation	valuation
	amount[3]	assets	adjustment	adjustment	adjustment
USD million	Column 1	Column 2	Column 3 (=1–2)	Column 4	Column 5 (=3–4)

Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDO high grade, from monolines rated sub- investment grade (BB and below)[2]	731	189	542	396	146

Credit protection on other assets[2]	4,443	2,672 [4]	1,771	905	866

of which: from monolines rated investment grade (BBB and above)	660	488	172	52	120

of which: from monolines rated sub-investment grade (BB and below)	3,783	2,185	1,598	852	746

Total 30.9.11	5,174	2,861	2,313	1,301	1,012

Total 30.6.11	12,047	9,827	2,219	870	1,349

1 Excludes the benefit of credit protection purchased from unrelated third parties.  2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.  3 Represents gross notional amount of credit default swaps (CDS) purchased as credit protection.  4 Includes USD 1.2 billion (CHF 1.1 billion) at fair value / USD 1.3 billion (CHF 1.2 billion) at carrying value of assets that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Risk management and control

     On 30 September 2011, based on fair values, 41% of the assets were collateralized commercial mortgage-backed securities, 31% were CLO, 21% were other asset-backed securities (ABS) collateralized debt obligations, and 7% were US residential mortgage-backed securities (RMBS).
     The total fair value of CDS protection purchased from monoline insurers was USD 1.0 billion after cumulative CVA of USD 1.3 billion. The changes reported in the table “Exposure to monoline insurers, by rating” do not equal the profit or loss associated with this portfolio in the third quarter as a significant portion of the underlying assets are classified as Loans and receivables for accounting purposes.
     In addition to credit protection purchased on the positions detailed in the table, UBS held direct derivative exposure to monoline insurers of USD 280 million after CVA of USD 230 million on 30 September 2011.
è	Refer to “Non-trading portfolios – valuation and sensitivity information by instrument category” for more information

è	Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on risk concentrations

Exposures to selected European countries not rated AAA / Aaa by the major rating agencies

CHF million	Total		Banking products[1]		Traded products[2]		Tradable assets[3]
	Gross	Net[4]	Gross	Net[4]	Gross	Net[4]	Net

30.9.11

Italy	6,531	2,802	1,121	693	4,575	1,274	835

Sovereign, agencies and central bank	4,087	826	4	4	4,004	742	80

Banks	687	678	389	389	150	140	149

Other	1,756	1,299	729	301	422	393	606

Belgium	1,132	1,099	410	410	433	400	289

Sovereign, agencies and central bank	404	371	1	1	361	328	42

Banks	412	412	353	353	59	59	0

Other	316	316	57	57	13	13	246

Greece	168	130	61	23	10	10	97

Sovereign, agencies and central bank	64	64	0	0	5	5	59

Banks	25	25	23	23	2	2	0

Other	79	42	38	0	4	4	38

Iceland	75	75	0	0	11	11	64

Sovereign, agencies and central bank	64	64	0	0	0	0	64

Banks	8	8	0	0	7	7	0

Other	3	3	0	0	3	3	0

Spain	3,700	2,757	2,657	1,974	326	65	718

Sovereign, agencies and central bank	8	8	6	6	0	0	2

Banks	1,978	1,978	1,785	1,785	49	49	144

Other	1,715	771	865	183	277	16	572

Portugal	360	263	111	14	10	10	239

Sovereign, agencies and central bank	0	0	0	0	0	0	0

Banks	29	29	11	11	3	3	15

Other	332	234	101	3	7	7	224

Ireland[5]	2,005	1,913	748	656	476	476	781

Sovereign, agencies and central bank	2	2	0	0	2	2	0

Banks	744	744	454	454	50	50	239

Other	1,260	1,168	294	202	424	424	542

1 Banking products exposures represent loans, unutilized commitments and guarantees measured on a notional basis and include financial investments on a fair value basis. The risk-reducing effect of security and collateral for loans secured on a portfolio of diversified marketable securities, where we have the sole discretion in an event of default on a margin call to liquidate that collateral, is reflected in the “Net” exposure shown.   2 Traded products exposures represent derivatives and securities finance transactions, measured on a net positive replacement value (RV) basis.   3 Tradable assets exposures represent issuer risk positions including securities (e.g. bond, equity, etc.) and positions linked to credit protection bought or sold; they are measured on a fair value basis and are reported net of trading liabilities with the same underlying issuer of debt or equity. Tradable assets are managed on a net basis and we do not differentiate between a “Gross” and “Net” exposure view in our disclosure.   4 The risk-reducing effect of credit protection bought is not reflected in the “Gross” exposure view on a country, but is taken into account for the notional value of the CDS in the “Net” exposure shown.   5 The majority of the Ireland exposure shown relates to funds and foreign bank subsidiaries.

Risk and treasury management

Exposures to selected European countries not rated AAA / Aaa by the major rating agencies
The table “Exposures to selected European countries not rated AAA / Aaa by the major rating agencies” provides an overview of gross and net exposures split into sovereign, bank, and other counterparties. The exposures show our internal risk view.
     In general, the country of domicile of the counterparty or issuer will determine the country allocation shown. Where the economic substance of a counterparty or issuer (in terms of assets or source of revenues / profits) is located in a different country, the allocation transfers to the risk domicile. The same principle applies where we rely on the provision of third-party guarantees or collateral, where either the guarantor, or the location of the asset pledged to UBS, or the underlying issuer is domiciled in a third country.
     Our net exposures to the sovereigns in the countries shown have been further reduced during the third quarter 2011 and remain limited, or in the case of Italy, still commensurate with the size of its economy and depth of its markets. The increase in the gross exposure to the Italian sovereign was mainly due to market moves.
è	Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on country risk

Exposures to selected European countries not rated AAA / Aaa by the major rating agencies (continued)

CHF million	Total		Banking products[1]		Traded products[2]		Tradable assets[3]
	Gross	Net[4]	Gross	Net[4]	Gross	Net[4]	Net

30.6.11

Italy	6,336	3,850	1,660	1,190	3,205	1,189	1,471

Sovereign, agencies and central bank	3,192	1,312	8	8	2,583	703	601

Banks	1,382	1,327	952	933	250	214	180

Other	1,762	1,212	700	249	372	273	690

Belgium	1,431	1,376	384	384	517	462	531

Sovereign, agencies and central bank	684	645	0	0	408	369	276

Banks	385	370	303	303	65	50	17

Other	361	361	80	80	44	43	237

Greece	356	317	45	7	21	20	290

Sovereign, agencies and central bank	116	116	0	0	8	8	108

Banks	46	45	7	7	8	7	31

Other	194	156	38	0	4	5	152

Iceland	96	96	26	26	7	7	63

Sovereign, agencies and central bank	43	43	0	0	0	0	43

Banks	53	53	25	25	7	7	21

Other	0	0	0	0	0	0	0

Spain	4,318	3,417	2,644	1,882	309	169	1,366

Sovereign, agencies and central bank	205	205	6	6	0	0	199

Banks	2,146	2,126	1,792	1,792	140	120	214

Other	1,967	1,086	846	84	169	50	953

Portugal	611	510	104	7	39	36	468

Sovereign, agencies and central bank	53	53	0	0	32	32	21

Banks	81	78	4	4	6	3	71

Other	477	379	101	3	1	1	376

Ireland[5]	1,686	1,600	653	568	363	363	670

Sovereign, agencies and central bank	4	4	0	0	4	4	0

Banks	641	641	433	433	26	26	182

Other	1,041	955	220	135	333	333	487

1 Banking products exposures represent loans, unutilized commitments and guarantees measured on a notional basis and include financial investments on a fair value basis. The risk-reducing effect of security and collateral for loans secured on a portfolio of diversified marketable securities, where we have the sole discretion in an event of default on a margin call to liquidate that collateral, is reflected in the “Net” exposure shown.   2 Traded products exposures represent derivatives and securities finance transactions, measured on a net positive replacement value (RV) basis.   3 Tradable assets exposures represent issuer risk positions including securities (e.g. bond, equity, etc.) and positions linked to credit protection bought or sold; they are measured on a fair value basis and are reported net of trading liabilities with the same underlying issuer of debt or equity. Tradable assets are managed on a net basis and we do not differentiate between a “Gross” and “Net” exposure view in our disclosure.   4 The risk-reducing effect of credit protection bought is not reflected in the “Gross” exposure view on a country, but is taken into account for the notional value of the CDS in the “Net” exposure shown.   5 The majority of the Ireland exposure shown relates to funds and foreign bank subsidiaries.

Risk management and control
Market risk
Most of our market risk comes from the Investment Bank’s trading activities. Group Treasury assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Our wealth and asset management operations also take limited market risk in support of client business.
Trading portfolios
For the purposes of our disclosure, the one-day, 95% confidence interval risk management value-at-risk (VaR) is used to quantify market risk exposures in our trading portfolios.
Value-at-risk
VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.
Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. For example, the five years historical period used in creating our VaR measure may include fluctuations in market rates and prices that differ from those in the future; our VaR measure is calibrated to a 95% level of confidence and may not indicate potential losses beyond this level and the impact on revenue of a market move may differ from that assumed by our VaR model. All VaR measures are subject to limitations and must be interpreted accordingly and used in conjunction with other risk measures.
     As a complement to VaR, we run macro stress scenarios bringing together various combinations of macro-economic and market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.
The tables show our risk management VaR for the Group and the Investment Bank. Positional risks relating to the unauthorized trading incident have been included within the VaR figures shown, and account for the increase in average VaR in the third quarter relative to the second quarter of 2011. Excluding these risks, average and maximum Group VaR in the third quarter were CHF 53 million and CHF 87 million, respectively, lower than the corresponding second quarter figures of CHF 76 million and CHF 97 million. This reduction reflects reduced credit spread risk within the Investment Bank trading portfolio which, however, continued to be the dominant component of our VaR.
Backtesting
Backtesting compares 1-day 99% confidence interval regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR. We observed three backtesting exceptions on a Group level in the third quarter, including the effects of the unauthorized trading incident. We did not have any Group backtesting exceptions in the first two quarters of 2011.

Risk and treasury management
Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 30.9.11				For the quarter ended 30.6.11
CHF million	Min.	Max.	Average	30.9.11	Min.	Max.	Average	30.6.11

Business divisions and corporate center

Investment Bank	40	219	113	41	58	98	75	61

Wealth Management & Swiss Bank	0	0	0	0	0	0	0	0

Wealth Management Americas	1	2	1	1	1	2	1	2

Global Asset Management	0	0	0	0	0	0	0	0

Corporate Center	4	14	7	4	4	11	7	6

Diversification effect	[1]	[1]	(7)	(4)	[1]	[1]	(8)	(5)

Total management VaR, Group[2]	41	222	115	41	59	97	76	64

Diversification effect (%)			(6)	(10)			(9)	(8)

Total management VaR, Group, excluding the effect of unauthorized trading incident	38	87	53	41

1  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.
Investment Bank: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 30.9.11				For the quarter ended 30.6.11
CHF million	Min.	Max.	Average	30.9.11	Min.	Max.	Average	30.6.11

Risk type

Equities	14	205	92	14	12	17	15	15

Interest rates	13	28	20	20	17	31	24	21

Credit spreads	37	57	47	37	53	83	70	53

Foreign exchange	4	14	9	6	5	15	9	7

Energy, metals and commodities	2	10	4	6	2	7	3	4

Diversification effect	[1]	[1]	(58)	(42)	[1]	[1]	(46)	(39)

Total management VaR, Investment Bank[2]	40	219	113	41	58	98	75	61

Diversification effect (%)			(34)	(51)			(38)	(39)

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.

Risk management and control

Non-trading portfolios
For the purpose of our disclosure, the market risks associated with our non-trading portfolios are quantified using sensitivity analysis. This includes an aggregate measure of our exposures to interest rate risk in the banking book as disclosed in our Annual Report 2010, and specific sensitivity information disclosed below for certain significant instrument categories that are not included in our management VaR.
Non-trading portfolios – valuation and sensitivity information by instrument category
Credit valuation adjustments on monoline credit protection
We previously entered into negative basis trades with monolines, whereby they provided credit default swap protection against UBS-held underlyings, including RMBS CDO and commercial mortgage-backed securities (CMBS) CDO, transactions with CLO, and ABS CDO. Since the start of the financial crisis, the CVA relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.
     CVA amounts related to monoline credit protection are based on a methodology that uses CDS spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.
     To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. On 30 September 2011, such an increase would have resulted in an increase in the monoline CVA of USD 35 million (CHF 32 million; 30 June 2011: USD 41 million or CHF 34 million).
     The sensitivity of the monoline CVA to a decrease of 1 percentage point in the monoline recovery rate assumptions (e.g. from 35% to 34% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 14 million (CHF 13 million; 30 June 2011: USD 11 million or CHF 9 million) in the CVA. The sensitivity to credit spreads and recovery rates is substantially linear.
US reference-linked notes
The US reference-linked notes (RLN) consist of a series of transactions whereby we purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD ABS. These are primarily CMBS and subprime RMBS and / or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked-to-market, the credit protection embodied in the RLN is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to effectively simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. We apply fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, we apply

Risk and treasury management

fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and / or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.
     On 30 September 2011, the fair value of the US RLN credit protection was approximately USD 396 million (CHF 359 million; 30 June 2011: USD 477 million or CHF 401 million). This fair value includes fair value adjustments calculated by applying the shocks described above of approximately USD 25 million (CHF 23 million; 30 June 2011: USD 26 million or CHF 22 million). The fair value adjustments may also be considered a measurement of sensitivity.
Non-US reference-linked notes
The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US RLN credit protection and the US RLN credit protection as described above, except that the spread is shocked by 10% for European corporate names.
     On 30 September 2011, the fair value of the non-US RLN credit protection was approximately USD 540 million (CHF 489 million; 30 June 2011: USD 556 million or CHF 467 million). This fair value includes fair value adjustments calculated by applying the shocks described above of approximately USD 52 million (CHF 48 million; 30 June 2011: USD 57 million or CHF 48 million). This adjustment may also be considered a measurement of sensitivity.
Option to acquire equity of the SNB StabFund
Our option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes to fair value recognized in profit or loss. On 30 September 2011, the fair value (after adjustments) of the call option held by UBS was approximately USD 1,875 million (CHF 1,699 million; 30 June 2011: USD 2,125 million or CHF 1,786 million). The decrease was due to lower market valuation of the fund’s assets, which are inputs to the model used to project cash flow under various scenarios.
     The model incorporates cash flow projections for all assets within the fund across various scenarios. It is calibrated to market levels by setting the spread above one-month LIBOR rates used to discount future cash flows, such that the model-generated price of the underlying asset pool equals our assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. On 30 September 2011, this adjustment was USD 144 million or CHF 131 million. This compares with USD 184 million or CHF 155 million on 30 June 2011, where the decline in the reserve amount reflects greater convergence of valuations across the scenarios, consistent with lesser dependence of the valuation on projections of future cash flows.
     On 30 September 2011, a 100-basis-point increase in the discount rate would have decreased the option value by approximately USD 147 million (CHF 133 million; 30 June 2011: USD 172 million or CHF 145 million), and a 100-basis-point decrease would have increased the option value by approximately USD 162 million (CHF 147 million; 30 June 2011: USD 191 million or CHF 161 million).

Balance sheet
Balance sheet
On 30 September 2011, our balance sheet assets stood at CHF 1,447 billion, CHF 210 billion higher than on 30 June 2011, mainly due to market and currency driven increases in positive replacement values. Our funded assets, which exclude positive replacement values, increased by CHF 8 billion to CHF 910 billion, mainly due to higher balances at central banks, partially offset by lower trading activities. Currency movements in the third quarter increased our funded assets by CHF 34 billion.

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions may be different.
è	Refer to the table “FINMA leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter
Assets
Product category view
Replacement values (RV) increased by similar amounts on both sides of the balance sheet, as market and currency movements increased positive replacement values by 60%, or CHF 202 billion. Lending assets rose by CHF 73 billion, which resulted mainly from a CHF 66 billion increase in liquid assets held as Cash and balances with central banks. This increase was largely related to four main factors: i) cash inflows from Wealth Management & Swiss Bank customers, many of whom we believe were seeking safety in the Swiss franc; ii) composition shift of our high-quality, multi-currency portfolio of unencumbered assets (from financial investments available-for-sale); iii) the sale proceeds of our strategic investment portfolio; and iv) the continued sale of our Investment Bank’s residual risk positions. Our collateral trading portfolio dropped by CHF 29 billion to CHF 188 billion due to lower business activities in the Investment Bank. Other assets declined by CHF 19 billion, primarily due to the composition shift of our high-quality asset portfolio and the sale of our strategic investment portfolio (both financial investments available-for-sale) as well as lower prime brokerage balances, partially offset by higher current accounts arising from cash collateral receivables on derivative instruments. Trading portfolio assets decreased by CHF 17 billion to CHF 206 billion, primarily in equity instruments, resulting from a decline in the stock markets leading to lower market valuations of equity instruments held for equity-linked notes issued and debt instruments.
Divisional view
Most of our total asset increase originated in the Investment Bank, as the abovementioned change in positive replacement values contributed significantly to its balance sheet increase of CHF 198 billion to CHF 1,101 billion. The balance sheet sizes of Wealth Management (CHF 99 billion), Wealth Management Americas (CHF 49 billion), Retail & Corporate (CHF 147 billion) and Corporate Center (CHF 37 billion) rose slightly on currency movements, while Global Asset Management (CHF 14 billion) remained relatively stable.
Third quarter of 2011 asset development
Balance sheet development – assets
CHF billion
        1 Total balance sheet excluding positive replacement values.
        2 Including cash collateral receivables on derivative instruments.

Risk and treasury management

Liabilities
Unsecured funding rose by CHF 18 billion to CHF 589 billion in the third quarter, but remained stable on a currency adjusted basis. The balance of debt issued increased by CHF 11 billion to CHF 134 billion, mainly due to higher demand from Wealth Management & Swiss Bank and Investment Bank clients for our money market papers issued. In addition, we issued a EUR 1.0 billion covered bond on 1 September 2011. Our customer (including bank) deposits grew by CHF 15 billion to CHF 370 billion, or by CHF 5 billion on a currency-adjusted basis. Our Wealth Management & Swiss Bank and Wealth Management Americas business divisions increased their deposits by CHF 13 billion (currency adjusted by CHF 8 billion) and CHF 3 billion (currency adjusted by CHF 1 billion), respectively, while short-term deposits from Investment Bank clients declined by CHF 4 billion. Financial liabilities designated at fair value fell by CHF 8 billion to CHF 84 billion, mainly on lower market valuations of equity-linked notes. In addition, other liabilities rose by CHF 13 billion related to higher cash collateral payables for derivative instruments. These increases were partially offset by lower secured funding, which declined by CHF 23 billion to CHF 89 billion due to lower business activities in the Investment Bank.
è	Refer to the “Liquidity and funding” section of this report for more information
Equity
Equity attributable to UBS shareholders rose by CHF 4.6 billion to CHF 51.8 billion, due to i) positive net effects of CHF 3.1 billion recognized in other comprehensive income (OCI); ii) the quarterly net profit of CHF 1.0 billion; and iii) a net increase in the share premium and the treasury share account of CHF 0.5 billion, partly due to equity compensation plans and related treasury share transactions, net of tax.
     OCI, net of tax, includes fair value gains of CHF 1.5 billion on interest rate swaps designated as cash flow hedges, positive currency translation effects of CHF 1.4 billion and fair value gains of CHF 0.2 billion on financial investments available-for-sale. Equity attributable to non-controlling interests increased by CHF 0.1 billion due to foreign currency translations on preferred securities.
è
Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders: 3Q11 vs 2Q11” in the “Group results” section of this report for more information

Third quarter of 2011 liabilities and equity development
CHF billion
          1 Including cash collateral payables on derivative instruments.
Balance sheet development – liabilities and equity
CHF billion
1 Total balance sheet excluding negative replacement values.   2 Percentages based on total balance sheet size excluding negative replacement values.   3 Including cash collateral payables on derivative instruments.   4 Including financial liabilities designated at fair value.

Liquidity and funding
Liquidity and funding
We continued to maintain a sound liquidity position and a diversified portfolio of funding sources. During the third quarter we experienced an increase in cash inflows from Wealth Management & Swiss Bank customers seeking safety in the Swiss franc. Our wealth management businesses contributed 95% of total customer deposits. Throughout the quarter, the market witnessed a general widening of bond spreads and since beginning of August, long-term debt issuances by major financial institutions were mainly limited to covered bond transactions.

Market liquidity overview: the third quarter of 2011
Credit markets remained volatile throughout July, and conditions deteriorated in early August due to concerns about the debt ceiling impasse in the US, the stability of the eurozone, as well as slowing growth in major economies. Credit markets remained unstable throughout August and September on account of continuing concerns surrounding the eurozone’s worsening debt crisis, which led to the downgrade of certain financial institutions and sovereign credits. There was a lack of new public senior unsecured bonds issued by financial institutions in most of the third quarter, though credit markets saw a slight pick up in covered bond issuances in August. In July, our credit default swap (CDS) spreads were flat, even though CDS levels for financials rose generally. In August and September, however, CDS levels significantly increased for UBS as well as other financial institutions. Our secondary market bond spreads widened across the curve during the third quarter, in line with a general widening of spreads for peers.
     Following the announcement of the unauthorized trading incident on 15 September 2011, major rating agencies placed our ratings on review for possible downgrade. On 13 October 2011, Fitch Ratings downgraded our long-term issuer default rating from “A+” to “A” based upon its assessment of diminishing government support with a stable outlook. This decision is based on changes in assumptions that are part of Fitch’s rating methodology for banks, and is part of its broader review of changing sovereign support in developed countries. We saw minimal impact of these events on our overall liquidity and funding position.
Liquidity
We continuously monitor our liquidity position and asset / liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are

UBS asset funding
CHF billion, except where indicated
1 Including compound debt instruments – OTC.

Risk and treasury management

then factored into our overall contingency plans. The underlying assumptions used for our analysis include strong investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis generally reflects – and in some cases exceeds – our experience during the 2007–2009 financial crisis.
     We seek to preserve a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes at all times. We continue to maintain a substantial multi-currency portfolio of unencumbered, high-quality, short-term assets.
Funding
Our portfolio of secured and unsecured liabilities is broadly diversified by market, product and currency. We raise funds by issuing senior unsecured and structured notes via numerous short-, medium- and long-term funding programs. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS. Our wealth management businesses represent a significant, cost-efficient and reliable source of funding. Along with a large deposit base, we also generate funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss Pfandbriefe and our own covered bond program. Collectively, these broad product offerings, and the global scope of our business activities, underpin our funding stability.
     The diversification of funding sources shifted slightly from secured funding to unsecured funding during the quarter as the percentage funding contribution of repurchase agreements and securities lending declined from 14.4% to 11.3% (as shown in the “UBS: funding by product and currency” table). Our overall customer deposits increased by CHF 9 billion, mainly due to foreign exchange currency movements, to CHF 332 billion, while remaining stable at 42% of our total funding sources during the third quarter. On a currency adjusted basis, our overall customer deposits remained fairly stable and our wealth management client deposits increased by CHF 5 billion. Deposits from our Wealth Management & Swiss Bank business contributed CHF 281 billion of the CHF 332 billion total customer deposits (shown in the “UBS asset funding” graph). Compared with the prior quarter-end, wealth management client deposits continued to represent approximately 95% of our total customer deposits. Our interbank deposits increased by CHF 6 billion (CHF 5 billion on currency adjusted basis) with the majority of those deposits stemming from Wealth Management & Swiss Bank. Our outstanding money market paper issuances increased by CHF 9 billion, mainly due to higher demand from Wealth Management & Swiss Bank clients.
     Our outstanding long-term debt, including financial liabilities at fair value, decreased by CHF 5 billion during the quarter to CHF 155 billion, mainly due to lower market valuations of equity-linked notes (long-term debt represents 17% of our balance sheet liabilities and total equity, excluding negative replacement values, or 20% of our funding sources as shown in the “UBS: funding by product and currency” table). In the third quarter, we issued EUR 1.0 billion of public benchmark bonds, all of which were covered bonds. We also raised funds through medium-term note issuances and private placements. While no unsecured public bonds matured in the third quarter, we redeemed CHF 0.4 billion of Swiss Pfandbriefe.
     As of 30 September 2011, our coverage ratio of customer deposits to our outstanding loan balance was 125%, compared with 122% as of 30 June 2011.
     In terms of secured financing (i.e. repurchase agreements and securities lent against cash collateral received) at the close of the third quarter, we borrowed CHF 99 billion less cash on a collateralized basis than we lent, a decline of CHF 7 billion when compared with the second quarter end balance of CHF 106 billion, due to lower business activities in the Investment Bank and currency related movements.

UBS: funding by product and currency

	All currencies		CHF		EUR		USD		Others
In %[1]	30.9.11	30.6.11	30.9.11	30.6.11	30.9.11	30.6.11	30.9.11	30.6.11	30.9.11	30.6.11

Securities lending	0.9	0.8	0.0	0.0	0.2	0.2	0.5	0.5	0.2	0.1

Repurchase agreements	10.4	13.6	0.0	1.0	3.0	1.9	6.4	9.5	1.0	1.2

Interbank	4.9	4.2	1.3	0.8	0.6	0.5	1.1	0.7	1.9	2.1

Money market paper	8.1	7.1	0.3	0.2	1.3	0.5	5.8	5.9	0.7	0.5

Retail savings / deposits	14.0	13.6	9.9	9.8	0.8	0.8	3.3	3.0	0.0	0.0

Demand deposits	17.0	16.5	6.6	6.3	3.1	3.0	4.8	4.9	2.6	2.4

Fiduciary	3.6	3.6	0.1	0.2	1.1	1.1	1.9	1.8	0.5	0.5

Time deposits	7.9	8.2	0.3	0.5	1.3	1.3	3.6	3.7	2.7	2.7

Long-term debt	19.8	20.8	2.7	2.9	7.5	7.6	7.1	7.5	2.6	2.8

Cash collateral payables on derivative instruments	8.5	7.0	0.3	0.3	3.4	3.2	3.9	2.7	0.9	0.8

Prime brokerage payables	4.8	4.8	0.1	0.1	0.6	0.6	3.3	3.4	0.8	0.8

Total	100.0	100.0	21.5	22.0	22.8	20.6	41.7	43.5	13.9	13.8

1 As a percent of total funding sources defined as the CHF 781 billion and the CHF 772 billion, respectively, on the balance sheet as of 30 September and 30 June 2011, comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage payables.

Capital management
Capital management
Our BIS tier 1 capital has increased by CHF 0.7 billion and our risk-weighted assets remained approximately at the 30 June 2011 level, improving our BIS tier 1 capital ratio to 18.4% on 30 September 2011 from 18.1% at the end of the previous quarter. The unauthorized trading incident increased market risk risk-weighted assets by CHF 11.4 billion and impacted our capital by CHF 1.8 billion, net of tax.

Capital ratios
On 30 September 2011, our BIS tier 1 capital ratio stood at 18.4% (compared with 18.1% on 30 June 2011), and our BIS core tier 1 capital ratio stood at 16.3% (up from 16.1% on 30 June 2011). Our BIS tier 1 capital rose by CHF 0.7 billion to CHF 38.1 billion, while RWA increased by CHF 1.0 billion to CHF 207.3 billion. Our BIS total capital ratio was 20.0% on 30 September 2011, up from 19.5% on 30 June 2011.
Risk-weighted assets
To facilitate comparability, we publish RWA according to the Basel II Capital Framework (BIS guidelines). However, our RWA for supervisory purposes are based on Swiss Financial Market Supervisory Authority (FINMA) regulations, and are higher than under the BIS guidelines. The main difference relates to the FINMA implementation of the enhanced Basel II market risk framework as of 1 January 2011.
     The BIS RWA net increase of CHF 1.0 billion to CHF 207.3 billion in the third quarter, results from a combination of a rise in credit risk RWA of CHF 7.6 billion, an increase in market risk RWA of CHF 11.4 billion related to the unauthorized trading incident and a reduction in other market risk RWA of CHF 17.8 billion. Other market risk RWA decline mainly resulted from a notable reduction in exposure to credit spread risks, partially offset by currency movements.
     Operational risk RWA slightly decreased by CHF 0.2 billion and non-counterparty related risk RWA remained flat.
     The increase in market risk RWA of CHF 11.4 billion due to the unauthorized trading incident will reverse during the fourth quarter, and the incident will then be reflected as an increase of approximately similar magnitude in operational risk RWA.
Eligible capital
BIS tier 1 capital
The CHF 0.7 billion increase in BIS tier 1 capital reflects the CHF 1.0 billion third quarter net profit recognized under IFRS (including the loss from the unauthorized trading incident), offset by a reversal of own credit related gains of CHF 1.8 billion. Additionally, a net increase in tier 1 capital of CHF 1.5 billion is mainly attributable to foreign currency fluctuations and an increase in deferred tax assets booked through equity.
BIS tier 2 capital
Our BIS tier 2 capital increased by a net CHF 0.5 billion to CHF 3.3 billion. This increase is mainly due to currency movements, reductions in deduction items and an excess of general provisions over expected losses.
Enhanced Basel II market risk framework
The revisions to the Basel II market risk framework (commonly referred to as Basel 2.5) primarily introduce new capital requirements to incorporate effects of “stressed markets”. These requirements lower our BIS tier 1 and total capital and lead to higher BIS risk-weighted assets (RWA). In line with the BIS transition requirement, the Basel 2.5 framework will be disclosed fully as of 31 December 2011.
     Based on 30 September 2011 exposures, our RWA calculated under Basel 2.5 were CHF 283.8 billion. The higher RWA of CHF 76.6 billion compared with the Basel II framework are composed of:
i.	a new incremental risk charge (IRC), which accounts for default and rating migration risk of trading book positions (CHF 26.3 billion of RWA);

ii.
an additional stressed VaR requirement taking into account a one year observation period relating to significant losses (CHF 37.1 billion of RWA, of which CHF 17.1 billion are attributable to the unauthorized trading incident);

Capital ratios and RWA

CHF billion	Ratio in %

Risk and treasury management

Capital adequacy

CHF million, except where indicated	30.9.11	30.6.11	31.12.10

BIS core tier 1 capital	33,794	33,135	30,420

BIS tier 1 capital	38,121	37,387	35,323

BIS total capital	41,426	40,163	40,542

BIS core tier 1 capital ratio (%)	16.3	16.1	15.3

BIS tier 1 capital ratio (%)	18.4	18.1	17.8

BIS total capital ratio (%)	20.0	19.5	20.4

BIS risk-weighted assets	207,257	206,224	198,875

of which: credit risk[1]	123,543	115,986	119,919

of which: non-counterparty related risk	5,924	5,862	6,195

of which: market risk	28,462	34,832	20,813

of which: operational risk	49,328	49,544	51,948

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Reconciliation IFRS equity to BIS capital

CHF million	30.9.11	30.6.11	31.12.10

IFRS equity attributable to UBS shareholders	51,817	47,263	46,820

Treasury shares at cost / Equity classified as obligation to purchase own shares	1,290	1,075	708

Own credit, net of tax[1]	(1,883)	(31)	(205)

Unrealized gains from Financial investments available-for-sale[1]	(242)	(193)	(181)

Unrealized (gains) / losses from Cash flow hedges[1]	(2,315)	(828)	(1,063)

Other[2]	(162)	53	286

BIS core tier 1 capital prior to deductions	48,505	47,338	46,365

of which: paid-in share capital	383	383	383

of which: share premium, retained earnings, currency translation differences and other elements	48,122	46,955	45,982

Less: treasury shares / deduction for own shares[3]	(2,145)	(1,916)	(2,993)

Less: goodwill & intangible assets	(9,393)	(8,857)	(9,822)

Less: securitization exposures[4]	(2,502)	(2,737)	(2,385)

Less: other deduction items[5]	(671)	(693)	(744)

BIS core tier 1 capital	33,794	33,135	30,420

Hybrid tier 1 capital	4,327	4,252	4,903

of which: non-innovative capital instruments	1,481	1,466	1,523

of which: innovative capital instruments	2,845	2,786	3,380

of which: reserve for hybrid tier 1 instruments	0	0	0

BIS tier 1 capital	38,121	37,387	35,323

Upper tier 2 capital	406	110	110

Lower tier 2 capital	6,072	6,097	8,239

Less: securitization exposures[4]	(2,502)	(2,737)	(2,385)

Less: other deduction items[5]	(671)	(693)	(744)

BIS total capital	41,426	40,163	40,542

1 IFRS equity components which are not recognized for capital purpose.   2 Consists of: i) qualifying non-controlling interests; ii) the netted impact of the change in scope of consolidation; iii) other adjustments due to reclassifications and revaluations of participations and prudential valuation.   3 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; and iii) accruals built for upcoming share awards.   4 Includes a 50% deduction of the fair value of our option to acquire the SNB StabFund’s equity (CHF 1,699 million on 30.9.11 and CHF 1,786 million on 30.6.11).   5 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings-based portfolio less general provisions (if difference is positive); and iii) expected loss for equities (simple risk weight method).

iii.	a comprehensive risk measure requirement (CHF 14.1 billion of RWA); and

iv.
a revised requirement for securitization positions held for trading that will attract banking book capital charges as well as higher risk weights for re-securitization exposures (CHF 2.9 billion of RWA), to better reflect the inherent risk in these products. These increases were partially offset by a RWA relief in VaR of CHF 3.8 billion.

     Furthermore, our BIS tier 1 capital calculated under the Basel 2.5 framework was CHF 0.6 billion lower than under the standard Basel II framework and our BIS total capital was lower by CHF 1.2 billion. As a result, our pro forma BIS tier 1 capital ratio including the effects of the Basel 2.5 framework was 13.2%, our BIS core tier 1 capital ratio was 11.7% and our BIS total capital ratio stood at 14.2%.

Capital management

FINMA leverage ratio
FINMA requires a minimum leverage ratio of 3% at the Group level, with the expectation that the ratio will exceed this level during normal times. These targets are to be achieved by 1 January 2013 at the latest. The improvement in the third quarter ratio to 5.4% results from an increase in FINMA tier 1 capital and a decrease in total adjusted assets.
Equity attribution
Our equity attribution framework aims to guide each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity (RoaE) in each of our business divisions, and integrates Group-wide capital management activities with those at business division level.
è	Refer to the “Capital management” section of our Annual Report 2010 for further information
     The amount of equity attributed to each of our business divisions and the Corporate Center was unchanged from second quarter levels. The “Average attributed equity” table indicates that the average equity attributed to our business divisions and the Corporate Center totaled CHF 56.5 billion in the third quarter. Equity attributable to UBS shareholders averaged CHF 49.5 billion during the quarter, which resulted in a deficit of CHF 7.0 billion.
UBS shares
We hold our own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives.
     Total UBS shares issued increased by 77,551 shares in the third quarter due to the exercise of employee options. Treasury shares held by the bank increased by 27,112,894 shares in the third quarter, mainly due to market purchases by Group Treasury, in line with our targeted hedge ratio related to compensation plan share deliveries. Shares held by the Investment Bank slightly decreased, partially due to hedge expirations.

Risk and treasury management
FINMA leverage ratio

CHF billion, except where indicated	Average 3Q11	Average 2Q11	Average 4Q10

Total balance sheet assets (IFRS)[1]	1,337.3	1,288.2	1,398.5

Less: netting of replacement values[2]	(404.9)	(333.0)	(410.1)

Less: loans to Swiss clients (excluding banks)[3]	(163.9)	(163.4)	(161.6)

Less: cash and balances with central banks	(57.9)	(13.9)	(20.1)

Less: other[4]	(12.4)	(13.3)	(12.4)

Total adjusted assets	698.2	764.6	794.2

FINMA tier 1 capital (at quarter end)[5]	37.5	36.7	35.3

FINMA leverage ratio (%)	5.4	4.8	4.4

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.   2 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.   3 Includes mortgage loans to international clients for properties located in Switzerland.   4 Refer to the “Reconciliation IFRS equity to BIS capital” table for more information on deductions of assets from BIS tier 1 capital.   5 As of 30 September 2011, FINMA tier 1 capital was CHF 0.6 billion lower than BIS tier 1 capital due to the early adoption by FINMA as of 1 January 2011 of the enhanced Basel II market risk framework.
Average attributed equity

CHF billion	3Q11	2Q11	4Q10

Wealth Management	5.0	5.0	4.4

Retail & Corporate	5.0	5.0	4.6

Wealth Management & Swiss Bank	10.0	10.0	9.0

Wealth Management Americas	8.0	8.0	8.0

Global Asset Management	2.5	2.5	2.5

Investment Bank	32.0	32.0	27.0

Corporate Center	4.0	4.0	3.0

Average equity attributed to the business divisions	56.5	56.5	49.5

Surplus / (deficit)	(7.0)	(9.5)	(2.2)

Average equity attributable to UBS shareholders	49.5	47.0	47.3

UBS shares

	30.9.11	30.6.11	Change from 30.6.11

Shares outstanding

Ordinary shares issued	3,832,081,010	3,832,003,459	77,551

Employee share and share option plans			77,551

Treasury shares	91,265,502	64,152,608	27,112,894

Shares outstanding	3,740,815,508	3,767,850,851	(27,035,343)

Shareholders equity (CHF million)

Equity attributable to UBS shareholders	51,817	47,263	4,554

less: Goodwill and intangible assets	9,393	8,857	536

Tangible shareholders equity	42,424	38,406	4,018

Book value per share (CHF)

Total book value per share	13.85	12.54	1.31

Tangible book value per share	11.34	10.19	1.15

Financial
information

Unaudited

    Table of contents

	Financial statements (unaudited)

61	Income statement
62	Statement of comprehensive income
63	Balance sheet
64	Statement of changes in equity
66	Statement of cash flows

	Notes to the financial statements

67	1	Basis of accounting
68	2	Segment reporting
70	3	Net interest and trading income
72	4	Net fee and commission income
72	5	Other income
73	6	Personnel expenses
73	7	General and administrative expenses
74	8	Earnings per share (EPS) and shares outstanding
75	9	Income taxes
75	10	Trading portfolio
76	11	Fair value of financial instruments
80	12	Reclassification of financial assets
81	13	Derivative instruments
82	14	Other assets and liabilities
83	15	Provisions and contingent liabilities
89	16	Financial instruments not recognized on the balance sheet
89	17	Changes in organization
90	18	Currency translation rates

Financial information
Financial statements (unaudited)
Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Continuing operations

Interest income	3	4,372	4,880	4,620	(10)	(5)	13,830	14,281

Interest expense	3	(2,512)	(3,440)	(3,019)	(27)	(17)	(8,748)	(9,769)

Net interest income	3	1,861	1,440	1,601	29	16	5,082	4,512

Credit loss (expense) / recovery		(89)	16	30			(70)	98

Net interest income after credit loss expense		1,771	1,456	1,631	22	9	5,012	4,610

Net fee and commission income	4	3,557	3,879	3,978	(8)	(11)	11,676	12,716

Net trading income	3	(28)	1,724	868			3,900	6,687

Other income	5	1,111	112	180	892	517	1,339	840

Total operating income		6,412	7,171	6,658	(11)	(4)	21,926	24,853

Personnel expenses	6	3,758	3,925	3,977	(4)	(6)	12,090	13,143

General and administrative expenses	7	1,411	1,408	1,634	0	(14)	4,307	4,691

Depreciation of property and equipment		212	161	196	32	8	564	687

Amortization of intangible assets		51	22	33	132	55	97	91

Total operating expenses		5,432	5,516	5,840	(2)	(7)	17,058	18,611

Operating profit from continuing operations before tax		980	1,654	818	(41)	20	4,868	6,242

Tax expense / (benefit)	9	(40)	377	(825)		(95)	763	89

Net profit from continuing operations		1,019	1,277	1,643	(20)	(38)	4,105	6,153

Discontinued operations

Profit from discontinued operations before tax		0	0	0			0	2

Tax expense		0	0	0			0	0

Net profit from discontinued operations		0	0	0			0	2

Net profit		1,019	1,278	1,643	(20)	(38)	4,106	6,155

Net profit attributable to non-controlling interests		2	263	(21)	(99)		266	283

from continuing operations		2	262	(21)	(99)		266	282

from discontinued operations		0	0	0			0	1

Net profit attributable to UBS shareholders		1,018	1,015	1,664	0	(39)	3,840	5,871

from continuing operations		1,018	1,015	1,664	0	(39)	3,839	5,871

from discontinued operations		0	0	0			0	1

Earnings per share (CHF)

Basic earnings per share	8	0.27	0.27	0.44	0	(39)	1.02	1.55

from continuing operations		0.27	0.27	0.44	0	(39)	1.01	1.55

from discontinued operations		0.00	0.00	0.00			0.00	0.00

Diluted earnings per share	8	0.27	0.26	0.43	4	(37)	1.00	1.53

from continuing operations		0.27	0.26	0.43	4	(37)	1.00	1.53

from discontinued operations		0.00	0.00	0.00			0.00	0.00

Financial statements
Statement of comprehensive income

	For the quarter ended					Year-to-date
CHF million	30.9.11			30.6.11	30.9.10	30.9.11	30.9.10
			Non-
		UBS	controlling
	Total	shareholders	interests	Total	Total	Total	Total

Net profit	1,019	1,018	2	1,278	1,643	4,106	6,155

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	1,415	1,327	88	(1,127)	(27)[2]	211	(19)[2]

Foreign exchange amounts reclassified to the income statement from equity	0	0	0	13	(8)	11	12

Income tax relating to foreign currency translation movements	83	83	0	15	3	99	(5)

Subtotal foreign currency translation movements, net of tax[1]	1,498	1,410	88	(1,099)	(32)[2]	322	(12)[2]

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	1,011	1,011		548	33	1,441	94

Impairment charges reclassified to the income statement from equity	32	32		1	15	37	64

Realized gains reclassified to the income statement from equity	(788)	(788)		(56)	(112)	(888)	(274)

Realized losses reclassified to the income statement from equity	2	2		2	50	22	126

Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	(80)	(80)		(13)	(2)	(73)	(23)

Subtotal net unrealized gains / (losses) on financial investments available-for-sale, net of tax[1]	178	178	0	482	(16)	538	(13)

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	1,899	1,899		1,035	441	2,424	2,148

Net realized (gains) / losses reclassified to the income statement from equity	(17)	(17)		(519)	(192)	(833)	(849)

Income tax effects relating to cash flow hedges	(396)	(396)		(112)	(53)	(339)	(267)

Subtotal changes in fair value of derivative instruments designated as cash flow hedges[1]	1,486	1,486	0	404	196	1,252	1,032

Total other comprehensive income	3,162	3,074	88	(213)	148 [2]	2,112	1,007 [2]

Total comprehensive income	4,181	4,092	89	1,065	1,791 [2]	6,217	7,162 [2]

Total comprehensive income attributable to non-controlling interests	89			380	839 [2]	575	860 [2]

Total comprehensive income attributable to UBS shareholders	4,092			685	952	5,642	6,302

1 Other comprehensive income attributable to UBS shareholders related to foreign currency translations was negative CHF 1,216 million in the second quarter of 2011 and negative CHF 892 million in the third quarter of 2010. Other comprehensive income attributable to UBS shareholders related to financial investments available-for-sale was positive CHF 482 million in the second quarter of 2011 and negative CHF 17 million in the third quarter of 2010. For cash flow hedges, total other comprehensive income was in all periods identical with other comprehensive income attributable to UBS shareholders.   2 Presentational changes have been made to comparatives; refer to “Note 1 Basis of accounting” for more information.

Financial information
Balance sheet

					% change from
CHF million	Note	30.9.11	30.6.11	31.12.10	30.6.11	31.12.10

Assets

Cash and balances with central banks		79,752	13,574	26,939	488	196

Due from banks		25,454	21,412	17,133	19	49

Cash collateral on securities borrowed		53,630	60,661	62,454	(12)	(14)

Reverse repurchase agreements		134,171	156,321	142,790	(14)	(6)

Trading portfolio assets	10	144,416	159,926	167,463	(10)	(14)

Trading portfolio assets pledged as collateral	10	61,414	62,652	61,352	(2)	0

Positive replacement values	13	537,318	335,169	401,146	60	34

Cash collateral receivables on derivative instruments		46,972	34,520	38,071	36	23

Financial assets designated at fair value		9,487	8,119	8,504	17	12

Loans		266,021	264,522	262,877	1	1

Financial investments available-for-sale		42,421	71,604	74,768	(41)	(43)

Accrued income and prepaid expenses		6,401	5,851	5,466	9	17

Investments in associates		761	732	790	4	(4)

Property and equipment		5,462	5,322	5,467	3	0

Goodwill and intangible assets		9,393	8,857	9,822	6	(4)

Deferred tax assets		8,672	8,341	9,522	4	(9)

Other assets	14	15,100	19,186	22,681	(21)	(33)

Total assets		1,446,845	1,236,770	1,317,247	17	10

Liabilities

Due to banks		38,265	32,361	41,490	18	(8)

Cash collateral on securities lent		7,005	5,873	6,651	19	5

Repurchase agreements		81,495	105,214	74,796	(23)	9

Trading portfolio liabilities	10	48,313	50,761	54,975	(5)	(12)

Negative replacement values	13	528,223	329,431	393,762	60	34

Cash collateral payables on derivative instruments		66,296	53,710	58,924	23	13

Financial liabilities designated at fair value		84,453	92,251	100,756	(8)	(16)

Due to customers		331,956	323,034	332,301	3	0

Accrued expenses and deferred income		7,046	6,626	7,738	6	(9)

Debt issued		134,051	122,765	130,271	9	3

Other liabilities	14, 15	63,466	63,105	63,719	1	0

Total liabilities		1,390,570	1,185,130	1,265,384	17	10

Equity

Share capital		383	383	383	0	0

Share premium		34,330	33,652	34,393	2	0

Cumulative net income recognized directly in equity, net of tax		(4,731)	(7,805)	(6,534)	39	28

Retained earnings		23,125	22,107	19,285	5	20

Equity classified as obligation to purchase own shares		(50)	(53)	(54)	6	7

Treasury shares		(1,239)	(1,022)	(654)	(21)	(89)

Equity attributable to UBS shareholders		51,817	47,263	46,820	10	11

Equity attributable to non-controlling interests		4,458	4,377	5,043	2	(12)

Total equity		56,275	51,640	51,863	9	9

Total liabilities and equity		1,446,845	1,236,770	1,317,247	17	10

Financial statements
Statement of changes in equity

				Equity classified as obligation
	Share	Share	Treasury	to purchase
CHF million	capital	premium	shares	own shares

Balance at 31 December 2009	356	34,824	(1,040)	(2)

Issuance of share capital	27

Acquisition of treasury shares			(1,418)

Disposition of treasury shares			1,859

Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity, net of tax		319

Premium on shares issued and warrants exercised		(27)

Employee share and share option plans		(197)

Tax benefits / (expenses) from deferred compensation awards		(7)

Transaction costs related to share issuances, net of tax		(113)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(46)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 30 September 2010	383	34,799	(599)	(48)

Balance at 31 December 2010	383	34,393	(654)	(54)

Issuance of share capital

Acquisition of treasury shares			(2,427)

Disposition of treasury shares			1,842

Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity, net of tax		267

Premium on shares issued and warrants exercised		10

Employee share and share option plans		(343)

Tax benefits / (expenses) from deferred compensation awards		7

Transaction costs related to share issuances, net of tax

Dividends[1]

Equity classified as obligation to purchase own shares — movements				3

Preferred securities

New consolidations and other increases		(4)

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 30 September 2011	383	34,330	(1,239)	(50)

1Includes dividend payment obligations for preferred securities.  2  Presentational changes have been made to comparatives; refer to “Note 1 Basis of accounting” for more information.
Preferred securities1

	For the nine-month period ended
CHF million	30.9.11	30.9.10

Balance at the beginning of the period	4,907	7,254

Redemptions	(882)	(2,622)[3]

Foreign currency translation[2]	295	597	[3]

Balance at the end of the period	4,320	5,229

1 Represents equity attributable to non-controlling interests. Increases and offsetting decreases of equity attributable to non-controlling interests due to dividends are excluded from this table.   2 In the first nine months of 2011, foreign currency translation losses of CHF 160 million were offset by the positive impact from the derecognition of foreign currency translation losses of CHF 455 million related to redemption of trust preferred securities.   3 Presentational changes have been made to comparatives; refer to “Note 1 Basis of accounting” for more information.

Financial information

		Financial		Total equity
		investments		attributable
Retained	Foreign currency	available-	Cash flow	to UBS	Non-controlling	Total
earnings	translation	for-sale	hedges	shareholders	interests	equity

11,751	(6,445)	364	1,206	41,013	7,620	48,633

				27		27

				(1,418)		(1,418)

				1,859		1,859

				319		319

				(27)		(27)

				(197)		(197)

				(7)		(7)

				(113)		(113)

				0	(281)	(281)

				(46)		(46)

				0	(2,622)[2]	(2,622)

				0	6	6

				0	(5)	(5)

5,871	(598)	(4)	1,032	6,302	860 [2]	7,162

17,623	(7,043)	360	2,238	47,713	5,578	53,291

19,285	(7,354)	(243)	1,063	46,820	5,043	51,863

				0		0

				(2,427)		(2,427)

				1,842		1,842

				267		267

				10		10

				(343)		(343)

				7		7

				0		0

				0	(269)	(269)

				3		3

				0	(882)	(882)

				(4)	1	(3)

				0	(10)	(10)

3,840	13	538	1,252	5,642	575	6,217

23,125	(7,341)	295	2,315	51,817	4,458	56,275

Financial statements
Statement of cash flows

	For the nine-month period ended
CHF million	30.9.11	30.9.10

Cash flow from / (used in) operating activities

Net profit	4,106	6,155

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	564	687

Impairment of goodwill / amortization of intangible assets	97	91

Credit loss expense / (recovery)	70	(98)

Share of net profits of associates	(30)	(69)

Deferred tax expense / (benefit)	712	126

Net loss / (gain) from investing activities	(924)	(237)

Net loss / (gain) from financing activities	(7,549)	(1,300)

Net (increase) / decrease in operating assets:

Net due from / to banks	(6,086)	6,873

Reverse repurchase agreements and cash collateral on securities borrowed	17,443	(31,234)

Trading portfolio, net replacement values and financial assets designated at fair value	10,829	4,992

Loans / due to customers	(3,559)	(8,356)

Accrued income, prepaid expenses and other assets	7,553	2,019

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	7,053	16,917

Net cash collateral on derivative instruments	4,977	10,165

Accrued expenses, deferred income and other liabilities	(1,525)	(6,116)

Income taxes paid, net of refunds	(223)	(432)

Net cash flow from / (used in) operating activities	33,508	182

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(41)	(8)

Disposal of subsidiaries and associates	44	222

Purchase of property and equipment	(752)	(351)

Disposal of property and equipment	219	50

Net (investment in) / divestment of financial investments available-for-sale	15,538	(8,680)

Net cash flow from / (used in) investing activities	15,007	(8,766)

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	7,525	2,802

Net movements in treasury shares and own equity derivative activity	(1,013)	(756)

Capital issuance	0	(113)

Issuance of long-term debt, including financial liabilities designated at fair value	43,586	64,730

Repayment of long-term debt, including financial liabilities designated at fair value	(52,409)	(57,604)

Increase in non-controlling interests	1	6

Dividends paid to / decrease in non-controlling interests	(702)	(403)

Net cash flow from / (used in) financing activities	(3,011)	8,664

Effects of exchange rate differences	(3,391)	(6,646)

Net increase / (decrease) in cash and cash equivalents	42,113	(6,567)

Cash and cash equivalents at the beginning of the period	140,822	164,973

Cash and cash equivalents at the end of the period	182,935	158,406

Cash and cash equivalents comprise:

Cash and balances with central banks	79,752	20,288

Money market papers[1]	55,332	98,388

Due from banks with original maturity of less than three months[2]	47,851	39,730

Total	182,935	158,406

1 Money market papers are included in the balance sheet under Trading portfolio assets, Trading portfolio assets pledged as collateral and Financial investments available-for-sale. Cash in- and outflows of money market papers represent a component of cash and cash equivalents and, as such, are not presented as operating, investing and financing activities. 2 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.
During the first nine months of 2011 and 2010, cash paid as interest was CHF 7,521 million and CHF 9,892 million, respectively.

Financial information
Notes to the financial statements
Note 1 Basis of accounting

Our consolidated financial statements (financial statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). These financial statements are presented in accordance with IAS 34 Interim Financial Reporting.
In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the financial statements on 31 December 2010 and for the year then ended, except for the changes noted in “Note 1 Basis of accounting” in the “Financial information” section of our first quarter 2011 report. For fair value measurements and changes in valuation techniques, we provide complementary information in “Note 11 Fair value of financial instruments” in the “Financial information” section of our quarterly reports.
The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited financial statements included in our Annual Report 2010.
Capitalization of internally generated software
Following the approval of a new long-term IT investment plan, in the third quarter we reviewed our capitalization practice for internally generated computer software. As a result of this review, we implemented a process whereby we improved our ability to assess how software programs generate future economic benefits for UBS, determine the period over which these economic benefits will accrue to UBS, and better track the capitalizable costs associated with the various programs to determine a reliable measurement of an amortizable asset. The change has been applied prospectively and led to capitalizing additional computer software development costs of CHF 46 million in the third quarter.
Presentation of redemptions of preferred securities
In the third quarter of 2010, we redeemed trust preferred securities of USD 1.5 billion which had accumulated foreign currency translation (FCT) losses of CHF 1,093 million, recognized as a component of non-controlling interests through the Statement of comprehensive income. At the time of the redemption, the reversal of these accumulated FCT losses within non-controlling interests would have been better presented through the Statement of comprehensive income. Instead, the presentation of the redemption within non-controlling interests included the FCT amount in the preferred securities line on the Statement of changes in equity, rather than in total comprehensive income. This also impacted the corresponding Preferred securities table. As this was only a presentational matter within non-controlling interests, Comprehensive income attributable to UBS shareholders was not affected and balance sheet and income statement lines were also not affected. In our third quarter 2011 financial statements, comparative amounts for the third quarter of 2010 have been amended to reflect the improved presentation, as follows:
–
In the Statement of comprehensive income, Foreign currency translation movements during the year, before tax was changed by CHF 1,093 million to negative CHF 27 million for the quarter ended 30 September 2010 and to negative CHF 19 million for the nine months to 30 September 2010. Total comprehensive income attributable to non-controlling interests was changed by CHF 1,093 million to positive CHF 839 million for the quarter ended 30 September 2010 and to positive CHF 860 million for the nine months to 30 September 2010.

–
In the non-controlling interests component of the Statement of changes in equity for the nine months to 30 September 2010, Preferred securities were reduced by 1,093 million and Total comprehensive income for the year recognized in equity was increased by CHF 1,093 million.

–
In the table on preferred securities for the nine-month period ended 30 September 2010, Redemptions were changed by CHF 1,093 million to negative CHF 2,622 million and Foreign currency translation was changed by CHF 1,093 million to positive CHF 597 million.

Notes to the financial statements
Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment. Cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth
	Wealth Management &		Management	Global Asset	Investment	Corporate
	Swiss Bank		Americas	Management	Bank	Center[1]	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the nine months ended 30 September 2011

Net interest income	1,481	1,760	531	(11)	1,398	(78)	5,082

Non-interest income	4,481	1,485	3,395	1,351	6,071	133	16,915

Income[2]	5,962	3,245	3,926	1,340	7,469	56	21,997

Credit loss (expense) / recovery	10	(88)	(1)	0	9	(1)	(70)

Total operating income	5,972	3,157	3,925	1,340	7,478	55	21,926

Personnel expenses	2,509	1,252	2,851	713	4,734	31	12,090

General and administrative expenses	876	624	583	285	1,864	76	4,307

Services (to) / from other business divisions	225	(327)	(7)	(1)	107	2	0

Depreciation of property and equipment	122	100	73	28	189	52	564

Amortization of intangible assets	35	0	35	5	22	0	97

Total operating expenses	3,767	1,649	3,534	1,030	6,917	162	17,058

Performance from continuing operations before tax	2,205	1,508	391	310	561	(107)	4,868

Performance from discontinued operations before tax						0	0

Performance before tax	2,205	1,508	391	310	561	(106)	4,869

Tax expense / (benefit) on continuing operations							763

Tax expense / (benefit) on discontinued operations							0

Net profit							4,106

As of 30 September 2011

Total assets[3]	98,513	147,292	49,209	14,402	1,100,881	36,548	1,446,845

1 Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions. 2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements. 3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Financial information
Note 2 Segment reporting (continued)

			Wealth
	Wealth Management &		Management	Global Asset	Investment	Corporate
	Swiss Bank		Americas	Management	Bank	Center[1]	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the nine months ended 30 September 2010

Net interest income	1,288	1,805	517	(10)	1,659	(747)	4,512

Non-interest income	4,262	1,146	3,668	1,527	8,066	1,574	20,243

Income[2]	5,550	2,951	4,185	1,517	9,725	827	24,754

Credit loss (expense) / recovery	3	(12)	0	0	107	0	98

Total operating income	5,554	2,939	4,185	1,517	9,832	827	24,853

Personnel expenses	2,371	1,215	3,223	824	5,486	24	13,143

General and administrative expenses	862	619	863	291	1,967	87	4,691

Services (to) / from other business units	338	(385)	(4)	(5)	52	4	0

Depreciation of property and equipment	120	105	159	32	203	67	687

Amortization of intangible assets	16	0	42	6	26	0	91

Total operating expenses	3,708	1,554	4,283	1,149	7,735	183	18,611

Performance from continuing operations before tax	1,846	1,385	(99)	368	2,097	644	6,242

Performance from discontinued operations before tax						2	2

Performance before tax	1,846	1,385	(99)	368	2,097	646	6,243

Tax expense / (benefit) on continuing operations							89

Tax expense / (benefit) on discontinued operations							0

Net profit							6,155

As of 31 December 2010

Total assets[3]	94,056	153,101	50,071	15,894	966,945	37,180	1,317,247

1 Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions. 2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements. 3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Notes to the financial statements
Note 3 Net interest and trading income

The “Breakdown by businesses” table below analyzes net interest and trading income according to the businesses that drive it: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions. Net income from interest margin businesses comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas. Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Net interest and trading income

Net interest income	1,861	1,440	1,601	29	16	5,082	4,512

Net trading income	(28)	1,724	868			3,900	6,687

Total net interest and trading income	1,833	3,164	2,469	(42)	(26)	8,982	11,198

Breakdown by businesses

Net income from trading businesses[1]	633	1,835	813	(66)	(22)	4,946	6,521

Net income from interest margin businesses	1,257	1,191	1,150	6	9	3,657	3,435

Net income from treasury activities and other	(57)	138	506			379	1,242

Total net interest and trading income	1,833	3,164	2,469	(42)	(26)	8,982	11,198

Net interest income

Interest income

Interest earned on loans and advances[2]	2,409	2,426	2,657	(1)	(9)	7,376	8,111

Interest earned on securities borrowed and reverse repurchase agreements	445	468	373	(5)	19	1,300	1,043

Interest and dividend income from trading portfolio	1,275	1,751	1,410	(27)	(10)	4,476	4,563

Interest income on financial assets designated at fair value	50	51	60	(2)	(17)	157	190

Interest and dividend income from financial investments available-for-sale	193	184	120	5	61	522	375

Total	4,372	4,880	4,620	(10)	(5)	13,830	14,281

Interest expense

Interest on amounts due to banks and customers[3]	510	527	504	(3)	1	1,507	1,515

Interest on securities lent and repurchase agreements	327	424	297	(23)	10	1,035	959

Interest and dividend expense from trading portfolio	561	1,300	786	(57)	(29)	2,560	3,096

Interest on financial liabilities designated at fair value	423	497	630	(15)	(33)	1,491	1,798

Interest on debt issued	691	691	802	0	(14)	2,155	2,401

Total	2,512	3,440	3,019	(27)	(17)	8,748	9,769

Net interest income	1,861	1,440	1,601	29	16	5,082	4,512

1 Includes lending activities of the Investment Bank. 2 Includes interest income on Cash collateral receivables on derivative instruments. 3 Includes interest expense on Cash collateral payables on derivative instruments.
Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Financial information
Note 3 Net interest and trading income (continued)

	For the quarter ended				% change from		Year-to-date
CHF million	30.9.11	30.6.11		30.9.10	2Q11	3Q10	30.9.11	30.9.10

Net trading income[1]

Investment Bank equities	(1,274)	925		186			262	2,021

Investment Bank fixed income, currencies and commodities	925	408		(206)	127		2,359	2,143

Other business divisions	321	392		889	(18)	(64)	1,280	2,522

Net trading income	(28)	1,724		868			3,900	6,687

of which: net gains / (losses) from financial liabilities designated at fair value[2]	8,252	957	[3]	(4,665)	762		8,635	669

1 Refer to the table “Net interest and trading income” on the previous page for the Net income from trading businesses (for an explanation, refer to the corresponding introductory comment). 2 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income. For more information on own credit refer to “Note 11b Fair value of financial instruments”. 3 In the third quarter of 2011, we corrected the previously disclosed amount of CHF 1,087 million by CHF 130 million to CHF 957 million.

Net trading income in the third quarter included a loss of CHF 1,849 million due to the unauthorized trading incident reflected in Investment Bank equities.
è	Refer to the “Recent developments” section of this report for more information
     Net trading income in the third quarter of 2011 included a loss of CHF 397 million from credit valuation adjustments for monoline credit protection reflected in the Investment Bank’s fixed income, currencies and commodities business, compared with a CHF 66 million gain in the second quarter of 2011 and a CHF 220 million gain in the third quarter of 2010.
è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines
     Net trading income in the third quarter of 2011 included a loss of CHF 209 million from the valuation of our option to acquire the SNB StabFund’s equity reflected in Other business divisions, compared with a CHF 13 million gain in the second quarter of 2011 and a CHF 293 million gain in the third quarter 2010.
è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Notes to the financial statements
Note 4 Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Equity underwriting fees	110	197	171	(44)	(36)	497	680

Debt underwriting fees	113	157	227	(28)	(50)	436	591

Total underwriting fees	223	355	398	(37)	(44)	933	1,271

M&A and corporate finance fees	214	240	226	(11)	(5)	730	592

Brokerage fees	1,058	1,004	1,078	5	(2)	3,332	3,742

Investment fund fees	814	927	917	(12)	(11)	2,707	2,941

Portfolio management and advisory fees	1,330	1,394	1,416	(5)	(6)	4,178	4,473

Insurance-related and other fees	86	94	89	(9)	(3)	283	273

Total securities trading and investment activity fees	3,725	4,014	4,124	(7)	(10)	12,164	13,292

Credit-related fees and commissions	94	108	107	(13)	(12)	321	333

Commission income from other services	198	212	209	(7)	(5)	608	637

Total fee and commission income	4,018	4,334	4,440	(7)	(10)	13,093	14,263

Brokerage fees paid	239	232	245	3	(2)	731	826

Other	222	223	217	0	2	686	721

Total fee and commission expense	461	455	462	1	0	1,417	1,547

Net fee and commission income	3,557	3,879	3,978	(8)	(11)	11,676	12,716

of which: net brokerage fees	818	772	833	6	(2)	2,601	2,916

Note 5 Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Associates and subsidiaries

Net gains / (losses) from disposals of consolidated subsidiaries[1]	0	(23)	14	(100)	(100)	(21)	(4)

Net gains / (losses) from disposals of investments in associates	0	8	0	(100)		13	179

Share of net profits of associates	8	12	19	(33)	(58)	30	69

Total	8	(3)	33		(76)	21	244

Financial investments available-for-sale

Net gains / (losses) from disposals	786	54	62			866	148

Impairment charges	(32)	(1)	(15)		113	(37)	(64)

Total	754	53	47			829	84

Net income from properties[2]	8	11	13	(27)	(38)	29	41

Net gains / (losses) from investment properties[3]	1	1	9	0	(89)	6	5

Other[4]	340	49	79	594	330	453	467

Total other income	1,111	112	180	892	517	1,339	840

1 Includes foreign exchange gains/losses reclassified from equity upon disposal or deconsolidation of subsidiaries. 2 Includes net rent received from third parties and net operating expenses. 3 Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets. 4 Includes net gains/losses from disposals of loans and receivables and own-used property.

Net gains from disposals of Financial investments available-for-sale in the third quarter of 2011 included a gain of CHF 722 million from the sale of our strategic investment portfolio comprised of long-term fixed-interest-rate US Treasury securities with a face value of USD 9.4 billion and UK Government bonds with a face value of GBP 2.9 billion.
è	Refer to the “Recent developments” section of this report for more information
The line Other in the third quarter of 2011 included gains of CHF 245 million from disposals of loans and receivables, including sales of student loan auction rate securities, compared with CHF 38 million in the second quarter. The third quarter gains were mainly due to the sale of collateralized loan obligations, which were reclassified from Trading portfolio assets to Loans and receivables in 2008, and were largely offset by related hedge termination losses recorded in net trading income.

Financial information
Note 6 Personnel expenses

	For the quarter ended				% change from		Year-to-date
CHF million	30.9.11		30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Salaries and variable compensation	2,572		2,725	2,700	(6)	(5)	8,360	8,922

Contractors	55		57	59	(4)	(7)	170	164

Social security	154		188	185	(18)	(17)	580	621

Pension and other post-employment benefit plans	210		188	175	12	20	579	542

Wealth Management Americas: Financial advisor compensation[1]	607		604	646	0	(6)	1,851	2,009

Other personnel expenses	159		163	211	(2)	(25)	550	884

Total personnel expenses	3,758	[2]	3,925	3,977	(4)	(6)	12,090	13,143

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements. 2 Includes restructuring charges of CHF 253 million. Refer to “Note 17 Changes in organization” for more information on our cost reduction program.
Note 7 General and administrative expenses

	For the quarter ended				% change from		Year-to-date
CHF million	30.9.11		30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Occupancy	251		258	306	(3)	(18)	792	962

Rent and maintenance of IT and other equipment	98		106	142	(8)	(31)	318	408

Telecommunications and postage	140		154	161	(9)	(13)	455	510

Administration	117		94	157	24	(25)	377	469

Marketing and public relations	104		94	91	11	14	269	217

Travel and entertainment	107		123	113	(13)	(5)	343	332

Professional fees	193		190	186	2	4	558	522

Outsourcing of IT and other services	270		290	268	(7)	1	853	744

Litigation and regulatory matters[1]	46		85	182	(46)	(75)	238	361

Other	84	[2]	12	28	600	200	104	165

Total general and administrative expenses	1,411		1,408	1,634	0	(14)	4,307	4,691

1 Reflects the net increase/release of provisions for Litigation and regulatory matters recognized in the income statement and recoveries from third parties. 2 Includes real estate related restructuring charges of CHF 111 million. Refer to “Note 17 Changes in organization” for more information on our cost reduction program.

Notes to the financial statements
Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		Year-to-date
	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	1,018	1,015	1,664	0	(39)	3,840	5,871

from continuing operations	1,018	1,015	1,664	0	(39)	3,839	5,871

from discontinued operations	0	0	0			0	1

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	1,018	1,015	1,664	0	(39)	3,840	5,871

Less: (profit)/loss on equity derivative contracts	(5)	(3)	0	67		(8)	(1)

Net profit attributable to UBS shareholders for diluted EPS	1,013	1,012	1,664	0	(39)	3,832	5,870

from continuing operations	1,013	1,012	1,664	0	(39)	3,831	5,870

from discontinued operations	0	0	0			0	1

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,759,881,515	3,797,742,649	3,794,209,156	(1)	(1)	3,783,195,755	3,788,019,682

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	55,522,658	71,667,289	52,610,040	(23)	6	62,489,915	45,079,119

Weighted average shares outstanding for diluted EPS	3,815,404,173	3,869,409,938	3,846,819,196	(1)	(1)	3,845,685,670	3,833,098,801

Earnings per share (CHF)

Basic	0.27	0.27	0.44	0	(39)	1.02	1.55

from continuing operations	0.27	0.27	0.44	0	(39)	1.01	1.55

from discontinued operations	0.00	0.00	0.00			0.00	0.00

Diluted	0.27	0.26	0.43	4	(37)	1.00	1.53

from continuing operations	0.27	0.26	0.43	4	(37)	1.00	1.53

from discontinued operations	0.00	0.00	0.00			0.00	0.00

Shares outstanding

Ordinary shares issued	3,832,081,010	3,832,003,459	3,830,809,437	0	0

Treasury shares	91,265,502	64,152,608	34,659,968	42	163

Shares outstanding	3,740,815,508	3,767,850,851	3,796,149,469	(1)	(1)

Exchangeable shares	516,527	567,965	580,261	(9)	(11)

Shares outstanding for EPS	3,741,332,035	3,768,418,816	3,796,729,730	(1)	(1)

1 Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 285,849,194; 260,158,423 and 263,713,645 for the quarters ended 30 September 2011, 30 June 2011 and 30 September 2010, respectively, and 276,156,791 and 262,381,139 for year-to-date 30 September 2011 and 30 September 2010, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for any periods presented, but could potentially dilute earnings per share in the future.

Financial information
Note 9 Income taxes

UBS recognized a net income tax benefit in its income statement of CHF 40 million in the third quarter. This reflects Swiss deferred tax expenses of CHF 309 million with respect to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward to offset taxable profits for the quarter. Additionally, the Group recognized a tax benefit of CHF 131 million relating to the unauthorized trading incident and incurred a tax charge of CHF 184 million relating to remeasurement of the value of our Swiss deferred tax assets (reflecting updated profit forecast assumptions including the expected geographical mix). The net income tax benefit for the quarter also includes tax benefits of CHF 413 million arising from the write-up of deferred tax assets for US tax losses incurred in previous years, predominantly in the parent bank, UBS AG. We also incurred other current net tax expenses of CHF 11 million in respect of the taxable profits of Group entities.

Note 10 Trading portfolio

CHF million	30.9.11	30.6.11	31.12.10

Trading portfolio assets

Debt instruments

Government and government agencies	84,866	80,468	83,952

Banks	12,502	14,613	14,711

Corporates and other	30,452	36,837	35,647

Total debt instruments	127,820	131,918	134,310

Equity instruments	44,934	57,831	57,506

Financial assets for unit-linked investment contracts	16,076	17,220	18,056

Financial assets held for trading	188,830	206,968	209,873

Precious metals and other commodities	17,001	15,609	18,942

Total trading portfolio assets	205,830	222,578	228,815

Trading portfolio liabilities

Debt instruments

Government and government agencies	25,330	26,977	29,628

Banks	2,468	2,550	3,107

Corporates and other	4,418	5,044	4,640

Total debt instruments	32,215	34,571	37,376

Equity instruments	16,097	16,190	17,599

Total trading portfolio liabilities	48,313	50,761	54,975

Notes to the financial statements
Note 11 Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:
–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and

–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques1

	30.9.11				30.6.11
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets held for trading[2]	65.2	54.1	8.2	127.4	71.5	64.7	8.2	144.3

Financial assets held for trading pledged as collateral	49.7	11.3	0.3	61.4	45.9	16.5	0.2	62.7

Positive replacement values	4.4	519.6	13.4	537.3	3.0	321.5	10.7	335.2

Financial assets designated at fair value	0.7	7.0	1.8	9.5	0.7	6.5	0.9	8.1

Financial investments available-for-sale	26.2	15.5	0.8	42.4	49.7	21.1	0.8	71.6

Total assets	146.1	607.4	24.5	778.1	170.8	430.3	20.8	621.9

Trading portfolio liabilities	36.5	11.6	0.3	48.3	37.0	13.4	0.3	50.8

Negative replacement values	4.3	513.2	10.7	528.2	2.7	318.3	8.4	329.4

Financial liabilities designated at fair value	0.0	74.7	9.7	84.5	0.0	80.7	11.5	92.3

Other liabilities – amounts due under unit-linked investment contracts		16.1		16.1		17.2		17.2

Total liabilities	40.8	615.6	20.8	677.1	39.8	429.7	20.1	489.7

1 Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 30 September 2011, the total amount of bifurcated embedded derivatives reduced the Balance sheet Debt issued position by CHF 0.5 billion (30 June 2011: reduction of CHF 0.6 billion). This reduction is a result of instruments classified as level 3, which were negative CHF 0.9 billion as of 30 September 2011 (30 June 2011: negative CHF 0.9 billion), and of instruments classified as level 2, which were positive CHF 0.4 billion as of 30 September 2011 (30 June 2011: positive CHF 0.4 billion). 2 Financial assets held for trading do not include precious metals and commodities.

Financial information
Note 11 Fair value of financial instruments (continued)

Movements of level 3 instruments

	Financial assets held for	Derivative instruments
	trading (including those			Financial liabilities
CHF billion	pledged as collateral)	Positive replacement values	Negative replacement values	designated at fair value

Balance at 31 March 2011	10.8	11.3	9.1	12.9

Total gains / losses included in the income statement	0.0	0.1	0.1	0.0

Purchases, sales, issuances and settlements	(0.8)	(0.5)	(0.6)	(0.5)

Purchases	1.2	0.0	0.0	0.0

Sales	(2.0)	0.0	0.0	0.0

Issuances	0.0	0.3	0.4	1.7

Settlements	0.0	(0.9)	(1.0)	(2.2)

Transfers into or out of level 3	(1.0)	0.3	0.3	(0.4)

Transfers into level 3	0.9	1.0	0.8	0.8

Transfers out of level 3	(1.9)	(0.7)	(0.4)	(1.2)

Foreign currency translation	(0.5)	(0.5)	(0.5)	(0.6)

Balance at 30 June 2011	8.4	10.7	8.4	11.5

Total gains / losses included in the income statement	(0.7)	2.0	1.9	(0.5)

Purchases, sales, issuances and settlements	(0.4)	0.0	0.3	(0.7)

Purchases	1.0	0.0	0.0	0.0

Sales	(1.4)	0.0	0.0	0.0

Issuances	0.0	1.9	0.9	1.2

Settlements	0.0	(1.9)	(0.6)	(1.9)

Transfers into or out of level 3	0.7	0.2	(0.3)	(0.7)

Transfers into level 3	1.7	0.7	0.5	0.8

Transfers out of level 3	(1.0)	(0.5)	(0.7)	(1.5)

Foreign currency translation	0.4	0.4	0.5	0.2

Balance at 30 September 2011	8.5	13.4	10.7	9.7

Material changes in level 3 instruments
As of 30 September 2011, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) included the following:
–	structured rates and credit trades, including bespoke collateralized debt obligations (CDO) and collateralized loan obligations (CLO);

–	reference-linked notes;

–	financial instruments linked to the US and European residential and US commercial real estate markets;

–	corporate bonds and corporate credit default swaps (CDS); and

–	lending related products.
Financial assets held for trading
Financial assets held for trading transferred into and out of level 3 amounted to CHF 1.7 billion and CHF 1.0 billion, respectively. Transfers into level 3 were comprised primarily of CHF 0.9 billion of lending related products, CHF 0.2 billion of corporate bonds, CHF 0.2 billion of US reference-linked notes and CHF 0.1 billion of financial instruments linked to the European real estate market, as no independent price sources could be found to verify fair values. Transfers out of level 3 were comprised primarily of CHF 0.2 billion of corporate bonds; CHF 0.2 billion of financial instruments linked to the US commercial real estate market; CHF 0.2 billion of financial instruments linked to the European and Asian real estate markets; CHF 0.1 billion of lending related

Notes to the financial statements
Note 11 Fair value of financial instruments (continued)

products; and CHF 0.1 billion of financial instruments linked to the US residential real estate market, as independent price sources became available to verify fair values.
Level 3 financial assets held for trading purchased during the third quarter amounted to CHF 1.0 billion. Purchases included CHF 0.7 billion of lending related products and CHF 0.1 billion of asset-backed securities.
Sales of level 3 trading assets during the third quarter amounted to CHF 1.4 billion, which included CHF 0.6 billion of financial instruments linked to the US commercial real estate market, CHF 0.3 billion of lending related products, and CHF 0.2 billion of financial instruments linked to the European and Asian real estate markets.
Derivative instruments
Derivative instruments transferred into level 3 included positive replacement values of CHF 0.7 billion and negative replacement values of CHF 0.5 billion. Transfers out of level 3 included positive replacement values of CHF 0.5 billion and negative replacement values of CHF 0.7 billion.
Transfers into level 3 positive replacement values were comprised primarily of CHF 0.4 billion of structured credit bespoke CDO positions due to a reduction in the correlation between the portfolio held and the representative market portfolio used to independently verify market data; CHF 0.1 billion of corporate CDS positions where the credit curve and recovery rates could not be verified; and CHF 0.1 billion of CDS positions related to asset-backed securities as the reliability of independent underlying market data decreased. Transfers into level 3 negative replacement values were comprised primarily of CHF 0.3 billion of structured credit bespoke CDO positions due to a reduction in the correlation between the portfolio held and the representative market portfolio used to independently verify market data and CHF 0.2 billion of corporate CDS positions where the credit curve and recovery rates could not be verified.
Transfers out of level 3 positive replacement values were comprised of CHF 0.2 billion of equity options where volatility can be independently verified, CHF 0.1 billion of structured credit bespoke CDO positions due to improved correlation between the portfolio held and the representative market portfolio used to independently verify market data and CHF 0.1 billion of Corporate CDS positions where the credit curve and recovery rates could be independently verified. Transfers out of level 3 negative replacement values were comprised primarily of CHF 0.2 billion structured credit bespoke CDO positions due to improved correlation between the portfolio held and the representative market portfolio used to independently verify market data; CHF 0.1 billion of equity options where volatility could be independently verified; CHF 0.1 billion of corporate CDS positions where the credit curve and recovery rates could be independently verified; CHF 0.1 billion of structured rates positions where volatility could be independently verified; and CHF 0.1 billion of US residential CDS positions as the reliability of independent underlying market data increased.
Issuances of level 3 positive replacement values were CHF 1.9 billion, which included CHF 1.1 billion of structured credit bespoke CDO positions and CHF 0.7 billion of structured rates positions. Issuances of level 3 negative replacement values were CHF 0.9 billion, which included CHF 0.7 billion of structured credit bespoke CDO positions and CHF 0.1 billion of equity options.
Settlements of level 3 positive replacement values were CHF 1.9 billion, which consisted primarily of CHF 0.5 billion of corporate CDS positions; CHF 0.4 billion of structured credit bespoke CDO positions; CHF 0.2 billion of sovereign CDS positions; CHF 0.2 billion of CLO CDS positions; CHF 0.2 billion of commercial mortgage-backed security CDS positions; and CHF 0.2 billion of structured rates positions. Settlements of level 3 negative replacement values were CHF 0.6 billion, and consisted primarily of CHF 0.2 billion of corporate CDS positions, CHF 0.2 billion of structured credit bespoke CDO positions and CHF 0.1 billion of lending related positions.
Total gains included in the income statement related to level 3 positive replacement values were CHF 2.0 billion, of which CHF 1.7 billion related to structured credit positions. Total losses included in the income statement related to negative replacement values were CHF 1.9 billion, of which CHF 1.6 billion related to structured credit positions. These gains / losses occurred as credit spreads widened.
Financial assets designated at fair value
Issuances of structured financing Level 3 financial assets designated at fair value were CHF 0.9 billion.
Financial liabilities designated at fair value
Transfers of financial liabilities designated at fair value into level 3 of CHF 0.8 billion consisted primarily of CHF 0.4 billion of equity-linked notes where the volatility of the embedded option could not be independently verified and CHF 0.3 billion of credit-linked notes where the embedded CDS credit curve and recovery rates could not be independently verified.
Transfers of financial liabilities designated at fair value out of level 3 were CHF 1.5 billion, and consisted primarily of CHF 0.6 billion of interest rate-linked notes where the volatility of the embedded options could be independently verified, CHF 0.5 billion of credit-linked notes where the embedded CDS credit curve and recovery rates could be independently verified and CHF 0.3 billion of equity-linked notes.
Issuances of level 3 financial liabilities designated at fair value of CHF 1.2 billion were comprised primarily of CHF 0.5 billion of credit-linked notes, CHF 0.4 billion of equity-linked notes and CHF 0.2 billion of interest rate-linked notes. Settlements of level 3 financial liabilities designated at fair value were CHF 1.9 billion, which consisted primarily of CHF 0.7 billion of equity-linked notes, CHF 0.7 billion of interest rate-linked notes and CHF 0.4 billion of credit-linked notes.

Financial information
Note 11 Fair value of financial instruments (continued)

b) Valuation information

Own credit on financial liabilities designated at fair value
Own credit changes are calculated based on a funds transfer price (FTP) curve, which provides a single level of discounting for uncol-lateralized funded instruments within UBS. The FTP curve is used to value uncollateralized and partially uncollateralized funding transactions designated at fair value, and for relevant tenors is set by reference to the level at which UBS medium term notes (MTN) are priced. The FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to acquire UBS MTN.
Amounts for the quarter represent the change during the quarter, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (i) changes in fair value that are attributable to the change in our credit spreads during the period, and (ii) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the interest rates and changes in the value of reference instruments issued by third parties. The disclosed own credit amounts are also impacted by foreign currency movements.

Own credit on financial liabilities designated at fair value

	As of or for the quarter ended			% change from		Year-to-date
CHF million	30.9.11	30.6.11	30.9.10	2Q11	3Q10	30.9.11	30.9.10

Total gain / (loss) for the period ended	1,765	(25)	(387)			1,608	(39)

of which: credit spread related only	1,591	90	(649)			1,502	(84)

Life-to-date gain	1,985	95	753		164

Valuation curve changes
During the third quarter, we automated the use of multiple valuation curves in the underlying risk management systems which value a substantial portion of our collateralized derivatives. The valuation approach, which is also linked to the terms of the underlying collateral agreement (CSA) for the majority of our standard CSA exposure, represents an improvement in our estimate of fair value over the portfolio valuation adjustment approach previously employed. This change in estimate resulted in a pre-tax loss of CHF 94 million recorded in Net trading income.
è	Refer to the “Risk management and control” section of this report for information on certain financial instruments with significant valuation uncertainty

c) Deferred day 1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price, although the values obtained from the relevant valuation model on day 1 may differ. Day 1 reserves are released and profit is recorded in trading profit or loss as either the underlying parameters become observable, the transaction is closed out or by an appropriate amortization methodology. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance (movement of deferred day 1 profit or loss).

	For the quarter ended
CHF million	30.9.11	30.6.11	30.9.10

Balance at the beginning of the period	505	493	578

Deferred profit / (loss) on new transactions	43	113	82

Recognized (profit) / loss in the income statement	(111)	(65)	(71)

Foreign currency translation	27	(36)	(46)

Balance at the end of the period	464	505	543

Notes to the financial statements
Note 12 Reclassification of financial assets

In 2008 and the first quarter of 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified from “Trading portfolio assets”
to “Loans”. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans

CHF billion	30.9.11	30.6.11	31.12.10

Carrying value	6.1	10.4	11.9

Fair value	5.9	10.6	12.1

Pro-forma fair value gain / (loss)	(0.2)	0.2	0.2

In the third quarter of 2011, carrying values and pro-forma fair values decreased by CHF 4.3 billion and CHF 4.7 billion respectively, mainly due to sales.
The table below provides notional values, fair values, and carrying values by product category, as well as the ratio of carrying value to notional value.

Reclassified assets

	30.9.11
				Ratio of carrying
CHF billion	Notional value	Fair value	Carrying value	to notional value

US student loan and municipal auction rate securities	4.3	3.6	3.8	89%

Monoline-protected assets	1.4	1.1	1.2	84%

Leveraged finance	0.5	0.4	0.4	77%

US reference-linked notes	0.3	0.2	0.2	69%

Other assets	0.6	0.5	0.5	82%

Total (excluding CMBS interest-only strips)	6.9	5.7	6.0	86%

CMBS interest-only strips		0.2	0.2

Total reclassified assets	6.9	5.9	6.1

Reclassified financial assets impacted our income statement as presented in the table below.
Contribution of the reclassified assets to the income statement

	For the quarter ended		Year-to-date
CHF million	30.9.11	30.6.11	30.9.11

Net interest income	67	110	324

Credit loss (expense) / recovery	9	18	35

Other income[1]	241	23	291

Impact on operating profit before tax	318	150	649

1 Includes net gains on the disposal of reclassified assets. The third quarter 2011 Other income mainly related to net gains on sale of collateralized loan obligations, which were reclassified from Trading portfolio assets to Loans and receivables in 2008.

Financial information
Note 13 Derivative instruments

	30.9.11
		Notional values		Notional values
		related to		related to
	Positive	positive	Negative	negative
	replacement	replacement	replacement	replacement	Other notional
CHF billion	values	values[1]	values	values[1]	values[1,2]

Derivative instruments

Interest rate contracts	280	10,415	262	10,520	16,624

Credit derivative contracts	77	1,422	73	1,349	0

Foreign exchange contracts	146	3,453	158	3,290	6

Equity / index contracts	26	264	27	277	27

Commodity contracts, including precious metals contracts	8	70	8	56	73

Unsettled purchases of financial assets[3]	0	43	1	42	0

Unsettled sales of financial assets[3]	1	41	0	28	0

Total derivative instruments, based on IFRS netting [4,5]	537	15,709	528	15,562	16,730

Replacement value netting, based on capital adequacy rules	(421)		(421)

Cash collateral netting	(40)		(32)

Total derivative instruments, based on capital adequacy netting[6]	76		75

	30.6.11
		Notional values		Notional values
	Positive	related to positive	Negative	related to negative
	replacement	replacement	replacement	replacement	Other notional
	values	values[1]	values	values[1]	values[1,2]

Derivative instruments

Interest rate contracts	175	10,248	163	10,323	14,890

Credit derivative contracts	47	1,250	44	1,182	0

Foreign exchange contracts	90	3,140	97	2,945	10

Equity / index contracts	17	227	19	258	30

Commodity contracts, including precious metals contracts	5	46	5	41	77

Unsettled purchases of financial assets[3]	1	52	0	40	0

Unsettled sales of financial assets[3]	0	45	1	27	0

Total derivative instruments, based on IFRS netting [4,5]	335	15,009	329	14,817	15,007

Replacement value netting, based on capital adequacy rules	(253)		(253)

Cash collateral netting	(31)		(23)

Total derivative instruments, based on capital adequacy netting[6]	51		53

1 In case of netting of replacement values on the balance sheet, the sum of the notional values of netted derivatives is presented in accordance with the related net positive replacement value or net negative replacement value of the netted derivatives. 2 Receivables resulting from these derivatives are recognized on our balance sheet under Due from banks, Loans and Cash collateral receivables on derivative instruments: CHF 1.7 billion (30 June 2011: CHF 1.0 billion, 31 December 2010: CHF 0.7 billion). Payables resulting from these derivatives are recognized on our balance sheet under Due to banks, Due to customers and Cash collateral payables on derivative instruments: CHF 3.0 billion (30 June 2011: CHF 2.1 billion, 31 December 2010: CHF 2.7 billion). 3 Changes in the fair value of purchased and sold financial assets between trade date and settlement date are recognized as replacement values. 4 Replacement values based on International Financial Reporting Standards netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of our Annual Report 2010. 5 Includes agency transactions with a positive replacement value of CHF 7.6 billion (30 June 2011: CHF 5.1 billion, 31 December 2010: CHF 9.3 billion) and a negative replacement value of CHF 8.1 billion (30 June 2011: CHF 5.4 billion, 31 December 2010: CHF 9.5 billion) for which notional values were not included into the table above due to significantly different risk profile. 6 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.

Notes to the financial statements
Note 13 Derivative instruments (continued)

	31.12.10
		Notional values		Notional values
	Positive	related to positive	Negative	related to negative
	replacement	replacement	replacement	replacement	Other notional
	values	values[1]	values	values[1]	values[1,2]

Derivative instruments

Interest rate contracts	204	9,695	189	9,550	13,861

Credit derivative contracts	56	1,208	51	1,105	0

Foreign exchange contracts	113	3,326	123	3,228	9

Equity / index contracts	22	206	24	239	29

Commodity contracts, including precious metals contracts	6	39	6	33	41

Unsettled purchases of financial assets[3]	0	36	0	19	0

Unsettled sales of financial assets[3]	0	35	0	13	0

Total derivative instruments, based on IFRS netting [4,5]	401	14,545	394	14,186	13,940

Replacement value netting, based on capital adequacy rules	(302)		(302)

Cash collateral netting	(37)		(24)

Total derivative instruments, based on capital adequacy netting[6]	63		68

1 In case of netting of replacement values on the balance sheet, the sum of the notional values of netted derivatives is presented in accordance with the related net positive replacement value or net negative replacement value of the netted derivatives. 2 Receivables resulting from these derivatives are recognized on our balance sheet under Due from banks, Loans and Cash collateral receivables on derivative instruments: CHF 1.7 billion (30 June 2011: CHF 1.0 billion, 31 December 2010: CHF 0.7 billion). Payables resulting from these derivatives are recognized on our balance sheet under Due to banks, Due to customers and Cash collateral payables on derivative instruments: CHF 3.0 billion (30 June 2011: CHF 2.1 billion, 31 December 2010: CHF 2.7 billion). 3 Changes in the fair value of purchased and sold financial assets between trade date and settlement date are recognized as replacement values. 4 Replacement values based on International Financial Reporting Standards netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of our Annual Report 2010. 5 Includes agency transactions with a positive replacement value of CHF 7.6 billion (30 June 2011: CHF 5.1 billion, 31 December 2010: CHF 9.3 billion) and a negative replacement value of CHF 8.1 billion (30 June 2011: CHF 5.4 billion, 31 December 2010: CHF 9.5 billion) for which notional values were not included into the table above due to significantly different risk profile. 6 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.
Note 14 Other assets and liabilities

CHF million	30.9.11	30.6.11	31.12.10

Other assets

Prime brokerage receivables	8,561	12,997	16,395

Deferred pension expenses	3,279	3,206	3,174

Other	3,259	2,983	3,112

Total other assets	15,100	19,186	22,681

Other liabilities

Prime brokerage payables	37,769	37,289	36,383

Amounts due under unit-linked investment contracts	16,216	17,319	18,125

Current and deferred tax liabilities	630	550	847

Provisions	1,766	1,483	1,704

Other	7,086	6,464	6,661

Total other liabilities	63,466	63,105	63,719

Financial information
Note 15 Provisions and contingent liabilities

a) Provisions

		Litigation
	Operational	and regulatory		Contingent		Total
CHF million	risks[1]	matters[2]	Restructuring	claims	Other[3]	provisions

Balance at 31 March 2011	56	666	250	110	603	1,685

Increase in provisions recognized in the income statement	19	111	0	4	44	178

Release of provisions recognized in the income statement	(5)	(19)	(14)	0	(11)	(49)

Provisions used in conformity with designated purpose	(7)	(172)	(20)	(7)	(16)	(222)

Capitalized reinstatement costs	0	0	0	0	(2)	(2)

Reclassifications	0	0	(1)	(2)	1	(2)

Foreign currency translation / Unwind of discount	(3)	(56)	(18)	(8)	(19)	(105)

Balance at 30 June 2011	59	530	197	97	600	1,483

Increase in provisions recognized in the income statement	13	74	369 [4]	0	7	464

Release of provisions recognized in the income statement	(2)	(24)	(2)	(3)	(68)	(99)

Provisions used in conformity with designated purpose	(12)	(115)	(16)	(5)	(18)	(167)

Foreign currency translation / Unwind of discount	2	50	14	4	13	84

Balance at 30 September 2011	60	515	562	94	534	1,766

1 Includes provisions for litigation resulting from security risks and transaction processing risks. 2 Includes litigation resulting from legal, liability and compliance risks. Additionally, includes a provision established in connection with demands for repurchase of US mortgage loans sold or securitized by UBS as described in section c) of this note. 3 Includes reinstatement costs for leasehold improvements, provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leave) and other items. 4 Does not include impairment charges related to real estate restructuring. Refer to “Note 17 Changes in organization” for more information on our cost reduction program.
b) Litigation and regulatory matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS (which for purposes of this note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though denying any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated.
Certain potentially significant legal proceedings or threatened proceedings as of 30 September 2011 are described below. In some cases we provide the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. We are unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. We also believe that such estimates could seriously prejudice our position in these matters.
1. Municipal bonds
On 4 May 2011, UBS announced a USD 140.3 million settlement with the US Securities and Exchange Commission (SEC), the Antitrust Division of the US Department of Justice (DOJ), the Internal Revenue Service (IRS) and a group of state attorneys general relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against UBS and numerous other firms, remain pending. However, approximately USD 63 million of the regulatory settlement will be made available to potential claimants through a settlement fund, and payments made through the fund should reduce the total monetary amount at issue in the class actions for UBS. In December 2010, three former UBS employees were indicted in connection with the Federal criminal antitrust investigation; those individual matters also remain pending.

Notes to the financial statements
Note 15 Provisions and contingent liabilities (continued)

2. Auction rate securities
In late 2008, UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back Auction Rate Securities (ARS) from eligible customers, and to pay penalties of USD 150 million (USD 75 million to the NYAG and USD 75 million to the other states). UBS has since settled with the majority of states and is finalizing settlements with the rest. The settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in mid-February 2008. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. UBS was also named in several putative class actions and is the subject of other pending arbitration and litigation claims by investors and issuers relating to ARS, including a pending consequential damages claim by a former customer for damages of USD 76 million and a claim asserted by an issuer under state common law and a state racketeering statute seeking approximately USD 40 million in compensatory damages, plus exemplary and treble damages.
3. Inquiries regarding cross-border wealth management businesses
Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. UBS is cooperating with these requests within the limits of financial privacy obligations under Swiss and other applicable laws.
4. Matters related to the credit crisis
UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating UBS’s valuation of super senior tranches of collateralized debt obligations (CDO) during the third quarter of 2007 and UBS’s reclassification of financial assets pursuant to amendments to IAS 39 during the fourth quarter of 2008. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC in its investigation. UBS has also communicated with and has responded to other inquiries by various governmental and regulatory authorities, including the Swiss Financial Market Supervisory Authority (FINMA), the UK Financial Services Authority (FSA), the SEC, the US Financial Industry Regulatory Authority (FINRA), the Financial Crisis Inquiry Commission (FCIC), the New York Attorney General, and the US Department of Justice, concerning various matters related to the credit crisis. These matters concern, among other things, UBS’s
(i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.
5. Lehman principal protection notes
From March 2007 through September 2008, UBS sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. UBS has been named along with other defendants in a putative class action alleging materially misleading statements and omissions in the prospectuses relating to these notes and asserting claims under US securities laws. UBS has also been named in numerous individual civil suits and customer arbitrations (some of which have resulted in settlements or adverse judgments), was named in a proceeding brought by the New Hampshire Bureau of Securities which was settled for USD 1 million, and is responding to investigations by other state regulators relating to the sale of these notes to UBS’s customers. The customer litigations and regulatory investigations relate primarily to whether UBS adequately disclosed the risks of these notes to its customers. In April 2011, UBS entered into a settlement with FINRA related to the sale of these notes, pursuant to which UBS agreed to pay a USD 2.5 million fine and approximately USD 8.25 million in restitution and interest to a limited number of investors in the US.
6. Claims related to sales of residential mortgage-backed securities and mortgages
From 2002 through about 2007, UBS was a substantial underwriter and issuer of US residential mortgage-backed securities (RMBS). UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits relating to approximately USD 45 billion in original face amount of RMBS underwritten or issued by UBS. Many of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately USD 9 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-Sponsored RMBS). On 29 September 2011 a federal court in New Jersey dismissed on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-Sponsored RMBS. The plaintiff has the right to file an amended

Financial information
Note 15 Provisions and contingent liabilities (continued)

complaint. The remaining USD 36 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (Third-Party RMBS). In connection with certain of the Third-Party RMBS lawsuits, UBS has indemnification rights against solvent third-party issuers or originators for losses or liabilities incurred by UBS.
     These lawsuits include an action brought by the Federal Housing Finance Authority (FHFA), as conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (collectively, the GSEs) in connection with the GSEs’ investments in USD 4.5 billion in original face amount of UBS-Sponsored RMBS and USD 1.8 billion in original face amount of Third-Party RMBS. These suits, which were initially filed in July 2011 and then amended in August 2011, assert claims for damages and rescission under federal and state securities laws and state common law and allege losses of approximately USD 1.2 billion. The FHFA also filed suits in August 2011 against UBS and other financial institutions relating to their role as underwriter of Third-Party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law. Additionally, UBS is named as a defendant in three lawsuits brought by insurers of RMBS seeking recovery of insurance paid to RMBS investors. These insurers allege that UBS and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers, and claim equitable and contractual subrogation rights.
     As described below under “c) Other contingent liabilities”, UBS has also received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust.
7. Claims related to UBS disclosure
A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In September 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside of the US. Defendants expect to move to dismiss the claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In March 2011, the court dismissed the ERISA complaint. The plaintiffs have sought leave to file an amended complaint.
8. Madoff
In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. Between February and May 2009, UBS (Luxembourg) SA responded to criticisms made by the CSSF in relation to its responsibilities as custodian bank and demonstrated to the satisfaction of the CSSF that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. UBS (Luxembourg) SA and certain other UBS subsidiaries are also responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In December 2009 and March 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed against the March 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, amongst others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in November 2010 against 23 defendants including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants is no less than USD 2 billion. A second claim was filed in December 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants is not less than USD 555 million. Following a motion by UBS, the claims against UBS have been moved from the Bankruptcy Court to the Federal District Court, and UBS has applied for dismissal of all of the Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS.

Notes to the financial statements
Note 15 Provisions and contingent liabilities (continued)

In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.
9. Transactions with City of Milan and other Italian public sector entities
In January 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits asserted to have been made by the banks in an amount of approximately EUR 88 million (of which UBS Limited is alleged to have received approximately EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. The case is currently stayed following a petition filed by the four banks to the Italian Court of Cassation challenging the jurisdiction of the Italian courts. In addition, two current UBS employees and one former employee, together with employees from other banks, a former City officer and a former adviser to the City, are facing a criminal trial for alleged “aggravated fraud” in relation to the City’s 2005 bond issue and the execution, and subsequent restructuring, of certain related derivative transactions. The primary allegation is that UBS Limited and the other international banks obtained hidden and / or illegal profits by entering into the derivative contracts with the City. The banks also face an administrative charge of failing to have in place a business organizational model to avoid the alleged misconduct by employees, the sanctions for which could include a limitation on activities in Italy. The City has separately asserted claims for damages against UBS Limited and UBS individuals in those proceedings. A number of transactions with other public entity counterparties in Italy have also been called into question or become the subject of legal proceedings and claims for damages and other awards. These include derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence.
     UBS has itself issued proceedings before English courts in connection with a number of derivative transactions with Italian public entities, including some of those mentioned above, aimed at obtaining declaratory judgments as to the validity of UBS’s contractual arrangements with its counterparties and, to the extent relevant, the legitimacy of UBS’s conduct in respect of those counterparties.
10. HSH Nordbank AG (HSH)
HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic
CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that UBS knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. Following orders issued in 2008 and 2009, in which the court dismissed most of HSH’s claims and its punitive damages demand and later partially denied a motion to dismiss certain repleaded claims, the claims remaining in the case are for fraud, breach of contract and breach of the implied covenant of good faith and fair dealing. Both sides have appealed the court’s most recent partial dismissal order, and a decision on the appeal is pending.
11. Kommunale Wasserwerke Leipzig GmbH (KWL)
In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in October 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. In January 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. In October 2010, the English court ruled that it has jurisdiction and will hear the proceedings, and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court.
     In March 2010, KWL issued proceedings in Leipzig, Germany, against UBS and other banks involved in these contracts, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL has also withdrawn its civil claims against UBS and one of the other banks in the German courts and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against the third bank will now proceed before the German courts.
     The other two banks that entered into CDS transactions with KWL entered into back-to-back CDS transactions with UBS. In April 2010, UBS issued separate proceedings in the English High Court against those bank swap counterparties seeking declarations as to the parties’ obligations under those transactions. The back-to-back CDS transactions were subsequently terminated in April and June 2010. The aggregate amount that UBS contends is

Financial information
Note 15 Provisions and contingent liabilities (continued)

outstanding under those transactions is approximately USD 189 million plus interest. The stay of the court proceedings against one of the bank swap counterparties has been terminated, and those proceedings will now progress. Court proceedings against the other swap counterparty remain stayed.
     In January 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.
12. Puerto Rico
The SEC has been investigating UBS’s secondary market trading and associated disclosures involving shares of closed-end funds managed by UBS Asset Managers of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a “Wells notice” to two UBS subsidiaries, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters. UBS is engaged in settlement discussions with the SEC staff; however, there is no assurance that a settlement will be reached.
13. LIBOR
Several government agencies, including the SEC, the US Commodity Futures Trading Commission, the DOJ and the FSA, are conducting investigations regarding submissions with respect to British Bankers’ Association LIBOR rates. We understand that the investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR rates at certain times. In addition, we have received an order to provide information to the Japan Financial Services Agency concerning similar matters.
     UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR (Tokyo Interbank Offered Rate). As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in connection with the matters we reported to those authorities, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims against us. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint-and-several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.
     A number of putative class actions and other actions have been filed in federal courts in the US against UBS and numerous other banks on behalf of certain parties who transacted in LIBOR-based derivatives. The complaints allege manipulation, through various means, of the US dollar LIBOR rate and prices of US dollar LIBOR-based derivatives in various markets. Claims for damages are asserted under various legal theories, including violations of the US Commodity Exchange Act and antitrust laws.
14. SinoTech Energy Limited
Since August 2011, multiple putative class action complaints have been filed in the United States District Court for the Southern District of New York against SinoTech Energy Limited (“SinoTech”), its officers and directors, its auditor at the time of the offering, and its underwriters, including UBS, alleging, among other claims, that the registration statement and prospectus issued in connection with SinoTech’s 3 November 2010 USD 168 million initial public offering of American Depositary Shares contained materially misleading statements and omissions, in violation of the US federal securities laws. UBS underwrote seventy percent of the offering. Plaintiffs seek unspecified compensatory damages, among other relief.

c) Other contingent liabilities

Demands related to sales of mortgages and RMBS
For several years prior to the crisis in the US residential mortgage loan market, we sponsored securitizations of US residential mortgage-backed securities (RMBS) and were a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007 UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued. The overall market for privately issued US RMBS during this period was approximately USD 3.9 trillion.
     UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.
     We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US

Notes to the financial statements
Note 15 Provisions and contingent liabilities (continued)

residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans. When we acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table below summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 30 September 2011.

Loan repurchase demands by year received – original principal balance of loans

				2011
USD million	2006–2008	2009	2010	through 30 September	Total

Actual or agreed loan repurchases / make whole payments by UBS	11.7	1.4	47.7		60.8

Demands resolved or to be resolved directly by third-party originators		78.6	22.2	39.4	140.1

Demands resolved in litigation	0.6	20.7			21.3

Demands rebutted by UBS but not yet rescinded by counterparty[1]		31.8	255.7	1.3	288.7

Demands rescinded by counterparty	110.2	97.2	11.8	6.0	225.2

Demands in review by UBS[2]		3.1	35.2	553.0	591.3

Total	122.5	232.8	372.5	599.7	1,327.5

1 Includes demands that were not pursued by the counterparty following rebuttal by UBS.    2 Includes loans totaling USD 20.6 million in original principal balance for which a provision was made in 2010 and which remain in review.

     As of the end of the third quarter of 2011, our balance sheet reflects a provision of USD 93 million (USD 87.5 million at 30 June 2011) based on our best estimate of the loss arising from loan repurchase demands received from 2006 through 2011 to which we have agreed or which remain unresolved, and for certain anticipated loan repurchase demands of which we have been informed. A counterparty has advised UBS that it intends to make loan repurchase demands that are currently estimated to be at least USD 900 million in original principal balance, but it is not yet clear when or to what extent these demands will be made. UBS also cannot reliably estimate when or to what extent the provision will be utilized in connection with actual loan repurchases or payments for liquidated loans, because both the submission of loan repurchase demands and the timing of resolution of such demands are uncertain.
     Payments made by UBS to date to resolve repurchase demands have been for liquidated adjustable rate mortgages that provide the borrower with a choice of monthly payment options (Option ARM loans). These payments were equivalent to approximately 62% of the original principal balance of the Option ARM loans. The corresponding percentages for other loan types can be expected to vary. With respect to unliquidated Option ARM loans that UBS has agreed to repurchase, UBS expects severity rates will be similar to payments made for liquidated loans. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future indemnity rates or percentage losses upon repurchase for reasons including timing and market uncertainties as well as possible differences in the characteristics of loans that may be the subject of future demands compared with those that have been the subject of past demands.
     In most instances in which we would be required to repurchase loans or indemnify against losses due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from third-party originators that remain solvent. UBS has asserted indemnity or repurchase demands against originators equivalent to approximately 60% of the original principal balance of the liquidated loans for which UBS has made payment in response to demands received in 2010 and 2011. Only a small number of our demands have been resolved, and we have not recognized any asset in respect of the unresolved demands.
     We cannot reliably estimate the level of future repurchase demands, and do not know whether our past success rate in rebutting such demands will be a good predictor of future success. We also cannot reliably estimate the timing of any such demands.      As described above under “b) Litigation and regulatory matters”, we are also subject to claims and threatened claims in connection with our role as underwriter and issuer of RMBS.

Financial information
Note 16 Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions:

	30.9.11			30.6.11			31.12.10
		Sub-			Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net	Gross	participations	Net

Guarantees

Credit guarantees and similar instruments	8,425	(297)	8,127	7,683	(321)	7,361	8,612	(401)	8,212

Performance guarantees and similar instruments	3,364	(492)	2,873	3,222	(484)	2,738	3,362	(506)	2,856

Documentary credits	5,427	(449)	4,978	4,681	(334)	4,347	4,561	(255)	4,306

Total guarantees	17,216	(1,238)	15,978	15,586	(1,139)	14,447	16,535	(1,162)	15,374

Commitments

Loan commitments	62,323	(1,163)	61,160	57,892	(1,077)	56,814	56,851	(1,475)	55,376

Underwriting commitments	381	(184)	197	513	(277)	236	404	(196)	208

Total commitments	62,704	(1,347)	61,357	58,405	(1,354)	57,050	57,255	(1,671)	55,584

Forward starting transactions[1]

Reverse repurchase agreements	38,309			55,902			39,036

Securities borrowing agreements	355			456			454

Repurchase agreements	36,917			38,181			22,468

1 Cash to be paid in the future by either UBS or the counterparty.
Note 17 Changes in organization

Restructuring charges associated with our cost reduction program
In the third quarter of 2011, we recognized restructuring charges of CHF 394 million associated with our cost reduction program. These charges reflect amounts related to both personnel and real estate. The table below shows the detailed breakdown of restructuring charges associated with our cost reduction program booked in the third quarter of 2011.

			Wealth
	Wealth Management &		Management	Global Asset	Investment	Corporate
	Swiss Bank		Americas	Management	Bank	Center	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the quarter ended 30 September 2011

Personnel expenses	65	20	7	6	154	2	253

General and administrative expenses[1]	18	3	8	5	63	15	111

Depreciation of property and equipment[2]	2	1	5	1	22	0	31

Total[3]	85	24	19	12	238	16	394

1 Reflecting onerous lease provisions. 2 Reflecting the impairment of real estate assets. 3 In addition to the restructuring charges associated with the cost reduction program, the third quarter of 2011 also included the reversal of prior restructuring related provisions of CHF 6 million in Wealth Management Americas. Including this, the third quarter of 2011 restructuring charges were CHF 387 million for UBS Group.

Notes to the financial statements
Note 18 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate			Average rate [1]
	As of			For the quarter ended			Year-to-date
	30.9.11	30.6.11	31.12.10	30.9.11	30.6.11	30.9.10	30.9.11	30.9.10

1 USD	0.91	0.84	0.93	0.84	0.85	1.01	0.88	1.06

1 EUR	1.22	1.22	1.25	1.18	1.24	1.33	1.23	1.40

1 GBP	1.42	1.35	1.46	1.24	1.39	1.61	1.45	1.63

100 JPY	1.18	1.04	1.15	1.09	1.05	1.19	1.09	1.18

1 Monthly income statement items of foreign operations with functional currency other than Swiss franc are translated with month-end rates into Swiss franc. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations with the same functional currency for each month.

Appendix

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization

	As of			% change from
	30.9.11	30.6.11	30.9.10	30.6.11	30.9.10

Share price (CHF)	10.54	15.33	16.68	(31)	(37)

Market capitalization (CHF million)[1]	40,390	58,745	63,898	(31)	(37)

1 Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS UN	UBS.N

Security identification codes

ISIN		CH0024899483

Valoren		2 489 948

Cusip		CINS H89231 33 8

Information sources

Reporting publications
Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our UBS Group strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and senior management and Board of Directors compensation; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses compensation for senior management and the Board of Directors (executive and non-executive members). It is published in English and German.
Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.
How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors/ topics in the “Financial information” section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F2AL-AUL, P.O. Box, CH-8098 Zurich, Switzerland.
Other information
Website: The “Analysts & Investors” section at www.ubs.com/ investors provides the following information on UBS: financial information (including SEC results-related filings); corporate information, including UBS share price charts and data and dividend information; the UBS event calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German, with some sections in French and Italian.
Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.
Messaging service / UBS news alert: On the www.ubs.com/ newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.
Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of results-related filings with the SEC may be obtained from our Investor Relations team at www.ubs.com/investors.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to retain earnings and manage its risk-weighted assets in order to comply with Swiss capital requirements without adversely affecting its business; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (5) possible constraints that regulatory authorities might impose directly or indirectly on UBS’s business activities, whether as a consequence of the recently announced unauthorized trading or for other reasons; (6) changes in UBS’s competitive position, including whether differences in regulatory requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business, (7) the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations, some of which stem from the market events and losses incurred by clients and counterparties during the financial crisis; (8) the effects on UBS’s cross-border banking business of tax treaties recently concluded by Switzerland and future tax or regulatory developments; (9) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (10) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (12) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Sergio Ermotti
	Name:	Sergio Ermotti
	Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
	Name:	Tom Naratil
	Title:	Group Chief Financial Officer

Date: October 25, 2011